                                 ALSTON&BIRD LLP

                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-7777
                                 www.alston.com

PETER C. NOVEMBER     DIRECT DIAL: 404-881-7872      E-MAIL:PNOVEMBER@ALSTON.COM

                         April 19, 2005


Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

      Re:   LHC Group, Inc.
            Supplemental Response to Form S-1/A
            Filed April 7, 2005
            File Number 333-120792

Dear Mr. Riedler:

      At the request and on behalf of our client, LHC Group, Inc. (the "Company"), we hereby file, via EDGAR, responses to the Staff's comment letter dated April 13, 2005, which have been prepared by the Company with the assistance of its legal counsel. As requested, these responses are keyed to correspond to the Staff's comment letter. A copy of this letter and other supplemental materials referenced herein, are being sent to the Staff via overnight mail.

      Unless the context requires otherwise, references to we, our, us, LHC or the Company in this letter refer to LHC Group, Inc. All references in this letter to the term "HTAT Exchange Agreement" refer to that certain Exchange Agreement entered into on November 23, 2004 by and between Louisiana Healthcare Group, LLC ("LHCG"), LHC Group and David Herbert, Christopher Thibodeaux, Daryl Albro and Kevin Touchet (Messrs. Hebert, Thibodeaux, Albro and Touchet are collectively referred to herein as the "HTAT Holders"), a copy of which is attached hereto as Appendix A. All references in this letter to the term "Beta
                   ----------
Exchange Agreement" refer to that certain Exchange Agreement entered into on September 14, 2004 by and between LHCG, LHC Group and Beta Home Care, Inc. ("Beta"), a copy of which is attached hereto as Appendix B. All references in
                                                ----------
this letter to the term "HTAT Agreement" refer to that certain Shareholders' Agreement entered into on April 29, 2004 between LHCG, and the HTAT Holders, a

 Bank of America Plaza      90 Park Avenue        3201 Beechleaf      601 Pennsylvania Avenue, N.W.
    101 South Tryon       New York, NY 10016     Court, Suite 600      North Building, 10th Floor
   Street, Suite 4000        212-210-9400     Raleigh, NC 27604-1062    Washington, DC 20004-2601
Charlotte, NC 28280-4000  Fax: 212-210-9444        919-862-2200               202-756-3300
      704-444-1000                               Fax: 919-862-2260          Fax: 202-756-3333
   Fax: 704-444-1111

Mr. Jeffrey Reidler
April 19, 2005
Page 2

copy of which is attached hereto as Appendix C. All references in this letter to the term "Beta Agreement" refer to that certain Operating Agreement for Acadian Home Health Care Services, LLC entered into on January 1, 2004 between LHCG and Beta, a copy of which is attached hereto as Appendix D. All references in this letter to the term "St. Landry's Agreement" refer to that certain Operating Agreement for St. Landry Extended Care Hospital, LLC entered into on April 15, 2004 between LHCG and the minority interest holders listed on the signatures pages thereto (the "St. Landry's Holders"), a copy of which is attached hereto as Appendix E.

COMMENT

1) In your March 25, 2005 response, you express your belief that the reference to "freestanding financial instrument" in EITF 00-6 would encompass an equity derivative on shares of a subsidiary even if the equity derivative did not meet the SFAS 150 definition of "freestanding financial instrument." In support of this belief you indicate that, if the SFAS 150 definition of freestanding financial instrument applied to EITF 00-6, EITF 00-6 would essentially address a "null set" of instruments. We are continuing to evaluate the company's conclusions. In order to facilitate our evaluation, please address the following:

            a) Please tell us how the company would account for the subsidiary stock held by the minority shareholders if the terms of the equity derivatives in question were in fact terms of and thus embedded in the subsidiary stock held by the minority shareholders.

            b) Please help us understand what you meant when you stated that EITF 00-6 would address a "null set" of financial instruments if the definition of SFAS 150 definition of "freestanding financial instrument" applied to EITF 00-6. For example, are you asserting that EITF 00-6 would not apply to forward contracts to sell common shares of a subsidiary?

            c) Please provide any additional insight that you believe would help us understand the views you expressed.

RESPONSE

      (a) We believe the instrument described in the question above would be some form of redeemable or puttable stock. If the instrument was mandatorily redeemable (for example, if containing a forward agreement), it would be subject to the guidance in paragraph 9 of FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. If the instrument were only contingently redeemable (for example, if the instrument contains a contingent trigger, or

Mr. Jeffrey Reidler
April 19, 2005
Page 3

a put option), it would not be subject to Statement 150, as discussed in paragraph 10s 15 of that standard).

      The forward or put rights also must be analyzed as potential embedded derivatives under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. We believe that the derivatives would not be bifurcated under Statement 133 because the potential embedded derivative is not net settleable. The derivatives do not provide for net-cash settlement and, further, the underlying stock of the subsidiary would not be readily convertible to cash as contemplated in paragraph 9c of Statement 133. (Our further analysis below assumes Statement 133 would not require bifurcation.)

      Therefore, there is no FASB literature on point for the instrument. As a result, the guidance in the SEC's Accounting Series Release No. 268, Presentation in Financial Statements of "Redeemable Preferred Stocks" would be considered. Under this guidance, we would reflect the minority interest subject to redemption at its current redemption amount.

      That presentation raises the question as to how to recognize the initial redemption amount, as well as changes to that redemption amount, if that amount was different than the carrying amount of the minority interest in the historical financial statements. Two EITF D-Topics suggest reflecting such an adjustment in the numerator of the EPS calculation. In EITF Topic D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock," the SEC stated that the excess of the fair value of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock in the registrant's balance sheet represents a return to the preferred stockholder and, therefore, should be treated in a manner similar to the treatment of dividends paid to the holders of the preferred stock in the calculation of earnings per share. In EITF Topic D-98, "Classification and Measurement of Redeemable Securities," the SEC staff stated that increases or decreases in the carrying amount shall reduce or increase income applicable to common stockholders in the calculation of earnings per share and the ratio of earnings to combined fixed charges and preferred stock dividends. However, we would propose reclassifications to and from additional paid in capital for changes in the redemption value, without impacting the numerator for EPS purposes, for the reasons discussed below.

      ASR 268 was released in July 1979, with the SEC staff noting, "There is a significant difference between a security with mandatory redemption requirements or whose redemption is outside the control of the issuer and conventional equity capital. The Commission believes that it is necessary to highlight the future cash obligations attached to this type of security so as to distinguish it from permanent capital." (Emphasis added.) While we would agree that applying ASR 268 would provide transparent disclosure of amounts in the balance sheet that highlight the future cash obligations, we do not believe that this redemption represents any form of a preferential return to a group of shareholders as contemplated in EITF Topics D-42 and D-98.

Mr. Jeffrey Reidler
April 19, 2005
Page 4

      We believe that the recognition of changes in the redemption amount of a preferred stock should be recognized as an adjustment to earnings available to common shareholders because the actual redemption of the preferred security for that amount would also result in such an adjustment. However, when common stock of a parent or subsidiary is redeemable for fair value, we do not believe it is appropriate to recognize the change in the redemption amount as a preferential distribution. The redemption of common stock of the parent for fair value is accounted for as a treasury stock transaction with no gain or loss recognized by the enterprise. Accordingly, we believe that a redemption provision that may require the enterprise to redeem its common stock for fair value similarly does not result in a preferential distribution.

      As discussed in paragraph 69 of FASB Concepts Statement No. 6, Elements of Financial Statements, "distributions by an enterprise to its owners decrease its net assets and decrease or terminate ownership interests of those that receive them. Reacquisition by an entity of its own equity securities by transferring assets or incurring liabilities to owners is a distribution to owners as that concept is defined in that statement." In the case of redeemable minority interest, the net assets of the enterprise are not increased or decreased. Rather, upon redemption the enterprise would be acquiring additional investments in its subsidiary at a purchase price that approximates the fair value of those interests. Accordingly, the net assets of the enterprise would be unchanged and this redemption would not constitute a preferential distribution, but a value for value exchange (specifically, the acquisition of minority interest to be recognized at fair value).

      By reflecting changes to the redemption value as reclassifications to and from additional paid in capital without impacting the numerator for EPS purposes (including reversal of the reclassification if or when the put or forward was exercised), we would also be positioned to properly apply step acquisition guidance in FASB Statement No 141, Business Combinations. That is, the adjustments to maintain minority interest at redemption value would be reversed (without raising an issue of whether that reversal should be reflected in earnings available to common shareholders) and the acquisition of the minority interest would be recognized at fair value, with appropriate recognition of the acquired portion of assets and liabilities at their current fair values. Reflecting changes in redemption values in earnings available to common shareholders would require either (a) the subsequent reversal of the adjustment to earnings available to common shareholders, and corresponding reversal of the EPS impact, to be able to recognize the acquisition of the minority interest at its fair value or (b) no reversal, which would effectively result in no adjustment to the carrying value of the assets and liabilities acquired in the acquisition of minority interest. We believe that the former approach merely introduces volatility into EPS that subsequently would be reversed and would not provide useful information to investors. We believe that the latter approach would violate the requirements of Statement 141.

Mr. Jeffrey Reidler
April 19, 2005
Page 5

      (b) We believe the "concept of freestanding" as applied in EITF 00-6 (which would include the measured consideration of the definition in EITF Issue 96-13, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," in conjunction with consideration of the examples in EITF 00-6 and its related issues papers, which illustrate various instruments requiring physical settlement) was broader than the "definition of freestanding" in Statement 150. We further believe that applying the more recent Statement 150 definition of freestanding to the arrangement historically contemplated by EITF 00-6 would result in a reduction of the situations that would fall under EITF 00-6 (admittedly not a 100% reduction resulting in the "null set" comment above, but a significant reduction nonetheless).

      In most cases, forwards and puts on subsidiary shares represent exit strategies or liquidity features for the minority investors. As such, they are often entered into at the time the joint venture or subsidiary is created, or when the parent becomes involved in the entity, and typically provide for physical settlement. Some of those instruments are addressed by EITF Issue 00-4, "Majority Owner's Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary." However, some instruments may not be addressed by that issue; for example, forwards that are not at a fixed price, individual put or call options, or put and call option combinations where the strike prices are significantly different. Those instruments may have been entered into in conjunction with another transaction, or perhaps are not legally detachable and separately exercisable, and thus not freestanding under the definition in Statement 150. That would preclude EITF 00-6 from applying to those situations if the definition in Statement 150 were the same as the concept in EITF 00-6. Additionally, focusing on the substance of the legally detachable and separately exercisable criteria, we believe many transactions in the past would, despite their form, not meet the definition of freestanding under Statement 150, again precluding EITF 00-6's applicability if it were the same as the concept in Statement 150. As described in previous letters, we would cite as an example if a parent company enters into a contract with the only minority shareholder of its privately held subsidiary that allows the shareholder to put its shares to the parent at a fixed price, that put option generally would be considered to be embedded in the related shares as the Statement 150 definition of "freestanding" is applied, but where we believe EITF 00-6 would be relevant (and in fact, this appears to be the fact pattern in certain examples in the issue summaries for that Issue).

      In summary, we believe that if the substance of the Statement 150 definition of freestanding was applied in light of the traditional EITF 00-6 transactions, the result would be that most situations where put options or forwards were used strategically would fall out of the scope of that issue. We do not believe that would have been the intention of the EITF at the time EITF 00-6 was drafted.

Mr. Jeffrey Reidler
April 19, 2005
Page 6

      (c) While we appreciate the complexity of this issue, and acknowledge there may be several accounting models available, we believe the model we have followed provides adequate transparency and disclosure to the users of our financial statements regarding these arrangements. We understand that you held a discussion with our audit firm to discuss the broader, non-company specific aspects of the issues related to forwards and puts on subsidiary shares. However, we want to reiterate for the Staff that we are willing to account for the puts and the exchange agreements under any accounting model that the Staff deems appropriate.

COMMENT

2) Refer to April 7, 2005 response 1. In order to help us evaluate whether the Beta, HTAT, St. Landry equity derivatives, both written puts and forwards, meet the "legally detachable" criteria in the SFAS 150 definition of "freestanding financial instrument," please address the following:

            a) Please tell us what you mean when you assert that the exchange agreements are "specifically tied" to the put rights.

            b) Please clarify for us why the operating agreements were not amended to remove the written puts and what if any ramification from a legal standpoint the existence of the written puts in the operating agreements has on the company's analysis of the legally detachable criteria.

            c) Please confirm, if true, that these forwards would transfer with the minority interest in all circumstances if the interests were transferred.

            d) Please confirm, if true, our understanding that the company believes that neither the written puts nor the forward contracts related to Beta, HTAT and St. Landry are legally detachable as that term is used in SFAS 150.

RESPONSE

      (a) In the preamble of the Beta Exchange Agreement and the HTAT Exchange Agreement there is a reference in the third paragraph to the put options in the Beta Agreement and the HTAT Agreement, as applicable. In the Beta Exchange Agreement it states the "Pursuant to the terms of a written operating agreement effective January 1, 2004 by and among the Parties ("Operating Agreement") and acknowledged to be the current operating agreement of Acadian (a copy of which is attached hereto as Exhibit I), Beta has an option to convert its Membership Interest in Acadian into equity in LHC Group (the "Conversion Right") upon the occurrence of certain triggering events,

Mr. Jeffrey Reidler
April 19, 2005
Page 7

including, but not limited to, the closing of a qualifying initial public offering involving the equity of LHC Group." In the HTAT Exchange Agreement it states the "Pursuant to the terms of a written Shareholders' Agreement effective January 1, 2004 by and among the Parties ("Operating Agreement") and acknowledged to be the current operating agreement of HTATTG (a copy of which is attached hereto as Exhibit I), the Shareholders have options to convert their Shares in HTATTG into equity in LHC Group (the "Conversion Right") upon the occurrence of certain triggering events, including, but not limited to, the closing of a qualifying initial public offering involving the equity of LHC Group." Both the Beta Agreement and the HTAT Agreement then go on in the fourth paragraph of the preamble to state that "The Parties wish to enter into this Agreement in order to set their rights and obligations relating to the Conversion Rights in the event of a Qualifying IPO."

      Our reference in our letter dated April 7, 2005 to the term "specifically tied" was intended to mean that the Beta Exchange Agreement and the HTAT Exchange Agreement were entered into in order to (i) require the conversion rights set forth in the Beta Agreement and the HTAT Agreement to be exercised upon an initial public offering and (ii) to establish the exact number of shares and the exact amount of cash Beta and the HTAT Holders will receive upon exercise of their conversion rights upon LHC Group's initial public offering. The point being that the Beta Exchange Agreement and the HTAT Exchange Agreement were tied to the Beta Agreement and the HTAT Agreement, as applicable, because they served to establish with certainty the outcome of the conversion rights initially included in the Beta Agreement and the HTAT Agreement.

      (b) The purpose of the Beta Exchange Agreement and the HTAT Exchange Agreement was to establish the consideration to be received by Beta and the HTAT Holders upon the exercise of their conversion rights in the event of an initial public offering by LHC Group. The Beta Exchange Agreement and the HTAT Exchange Agreement also served to definitively require Beta and HTAT to exercise their conversion rights upon an initial public offering. We entered into the Beta Exchange Agreement and the HTAT Exchange Agreement in order to remove any uncertainty as to whether the conversion rights would be exercised and, if exercised, how many shares of LHC Group would be issued. We believe it was important for investors to have clarity on this issue prior to the completion of this offering. There was no substantive reason why we entered into exchange agreements as opposed to amending the Beta Agreement and the HTAT Agreement. We elected not to amend the operating agreement to remove the put rights in their entirety because the put rights have application in other scenarios such as the sale of LHC Group, which is not covered by the Beta Exchange Agreement or the HTAT Exchange Agreement. However, it should be noted that in Section 5(b) of both the Beta Exchange Agreement and the HTAT Exchange Agreement it states that "the terms of this Agreement shall serve in lieu of, and supersede in their entirety the terms of the [Shareholders' Agreement/Operating Agreement] in their entirety as it relates to the Conversion Rights." Accordingly, in the context of the conversion rights upon an initial public offering, the conversion rights were legally deleted and superseded.

Mr. Jeffrey Reidler
April 19, 2005
Page 8

      (c) Section 9 of the Beta Exchange Agreement and the HTAT Exchange Agreement states "This Agreement shall be binding upon and inure to the benefit of the respective Parties hereto, their legal representatives, successors and assigns." In our view this language means that any subsequent transferee of the interests held by Beta or the HTAT Holders would be bound by the terms of the Beta Exchange Agreement or HTAT Exchange Agreement, as applicable.

      (d) We do not believe the written puts or the forward contracts are legally detachable as that term is used in SFAS 150.

COMMENT

3) Refer to April 7, 2005 response 2. In order to help us evaluate whether the Beta, HTAT, and St. Landry equity derivatives meet the "separately exercisable" criteria in the SFAS 150 definition of "freestanding financial instrument," please briefly describe the nature of the transfer restrictions and help us understand their relevance to your analysis of the separately exercisable criteria.

RESPONSE

      In Section 6.1 of the Beta Agreement and Section 2.1 of the HTAT Agreement it states that the equity interests may only be sold to a third party if the holder complies with a right of first refusal. The right of first refusal requires the selling member to offer its equity interests to the other members. If the other members do not elect to purchase the interests, then the joint venture entity has a right to purchase the interests. If the joint venture entity elects not to acquire the interests, the selling member can sell their interests to a third party. Both the HTAT Agreement and the Beta Agreement clearly state that any subsequent transferee will be subject to these transfer restrictions.

Mr. Jeffrey Reidler
April 19, 2005
Page 9

      Based on the Staff's comments and our response to comments no. 2 and 3, we believe that the exchange agreements and put option are not "legally detachable" and are not "separately exercisable" and would not meet the definition of "freestanding" under Statement 150. We have provided our views on the concept of freestanding under EITF 00-6 both in the "white paper" submitted March 25, 2005 and the additional thoughts above in the response to Comment 1(b). We would acknowledge that if the Staff does not accept our arguments as to how the concept of freestanding under EITF 00-6 could differ from the definition of freestanding in Statement 150, then the exchange agreements and put option would not be accounted for under our EITF 00-6 model, but rather the model described in the response to Comment 1(a) would be applied by the us.

COMMENT

4) In your March 25, 2005 response, you indicate the Beta and HTAT put options included in the operating agreement become exercisable if the company "undertakes" an initial public offering while the St. Landry put option becomes exercisable "upon" an initial public offering. Please tell us from a legal standpoint whether there is a distinction between these exercise provisions. If there is no distinction from a legal standpoint, please tell us when the holders' right to exercise is no longer contingent. For example, is exercise contingent until the successful completion of an initial public offering by the company or does the initiation of that process cause the exercise right to be unconditional?

RESPONSE

     Section 5.8 of the Beta Agreement and Section 8.1 of the HTAT Agreement state that the conversion option become exercisable if LHC "undertakes" an initial public offering. The Staff has previously asked us to clarify whether "undertakes" means that the put option could be exercised upon commencement of our initial public offering (i.e. prior to closing) or whether it means that the option can only be exercised upon completion of our initial public offering. We are not aware of any legal authority that specifically clarifies the definition of the term "undertakes". However, we believe and, based on conversations with Beta and the HTAT Holders, our joint venture partners believe that the term "undertakes" was intended to mean the closing of our initial public offering. This intent is evidenced by the fact that the Beta Exchange Agreement says in the third paragraph of the preamble that "Beta has an option to convert its Membership Interest in Acadian into equity in LHC Group (the "Conversion Right") upon the occurrence of certain triggering events, including, but not limited to, the closing of a qualifying initial public offering involving the equity of LHC Group." Likewise, the HTAT Exchange Agreement states in the third paragraph of the preamble that "Shareholders have options to convert their Shares in HTATTG into equity in LHC Group (the "Conversion Right") upon the occurrence of certain triggering events, including, but not limited to, the closing of a qualifying initial public offering involving

Mr. Jeffrey Reidler
April 19, 2005
Page 10

the equity of LHC Group." Both exchange agreements, which were signed by the parties to the Beta Agreement and the HTAT Agreement, state that the triggering event is the "closing" of an initial public offering. For these reasons, we believe that the put options with Beta and the HTAT Holders are only exercisable upon closing of our initial public offering and not at an earlier point in the offering process. Therefore, the exercise of the put options with Beta and the HTAT Holders were contingent until the completion of our initial public offering.

      In Section 6.15 of the St. Landry's Agreement it states that the conversion right is effective in the event LHC Group "undertakes" an initial public offering. It does not provide that the conversion right is effective upon an initial public offering. We have reviewed our letter filed with the staff on March 25, 2005 and recognize we did use the term "upon" when referring to the rights of the St. Landry's holders. Our reference to "upon" was intended to paraphrase the rights of the St. Landry's Holders. The actual wording in the St. Landry's Agreement is "undertakes." Although there is no exchange agreement in the case of the St. Landry's Agreement to clarify that the term "undertakes" means the closing of the initial public offering, it was our intention, and based on conversation with the St. Landry's Holders, it was their intention at the time the St. Landry's Agreement was executed for the conversion right to only apply upon the closing of our initial public offering. The Staff should know that the intention of this conversion right was to provide the St. Landry's Holders the opportunity to obtain liquidity in the event we completed an initial public offering. Until such time as the offering is completed, the conversion right would not have its intended result of providing a liquidity event for the St. Landry's Holders.

COMMENT

5) Refer to your response to question 3 of the letter dated April 7, 2005. The company asserts that the put options embodied in the operating agreement are fair value puts. This response provides little insight into the basis for the company's belief. Please provide a more robust analysis that is responsive to prior comment 3. In this analysis, please also address the following:

            a) Please explain and demonstrate why in all circumstances 5 times EBITDA for the preceding 12 months will always equal fair value. For example, why will the multiple always be "5" and the multiplier always be EBITDA for the preceding 12 months.

            b) Please explain and demonstrate why the share settlement formula will in all circumstances equal fair value. For example, how are (1) the percentage of common stock of the joint venture held by the minority shareholders related or correlated to (2) the percentage of total outstanding shares of common stock of LHC and/or (3) the joint venture's proportionate contribution to consolidated LHC EBITDA?

            c) Please help us understand how you reconcile your response 3 to your response 4. For example, are you asserting in response 4 that the company decided to issue to the HTAT minority shareholders a contingent forward

Mr. Jeffrey Reidler
April 19, 2005
Page 11

      agreement with a fair value of $680,000 in exchange for the cancellation of the HTAT written put which had a fair value, as determined by the option formula, of $0?

RESPONSE

      a) and b) According to the Beta Agreement and HTAT Agreement, upon the occurrence of certain events, including the sale, merger, or IPO of LHC common stock ("Sale Event"), the minority interest holder has the option to:

1) convert their ownership interests into shares of LHC equity in accordance with the following formula:

Conversion  =  Joint Venture EBITDA  x LHC Shares  x Joint Venture
               --------------------
Shares         LHC EBITDA            Outstanding   Minority Interest %

or,

2) to sell their ownership interests to LHC for a purchase price determined as follows:

Purchase Price  =  Joint Venture EBITDA x 5 x Joint Venture Minority Interest %

      According to each agreement, EBITDA is based on a twelve-month period ending on the last day of the last calendar month prior to the Sale Event. The St. Landry's Agreement contains the same conversion share option calculation, but the St. Landry Holders have the option to sell their ownership interests to LHC for a purchase price equal to product of i) the conversion shares times ii) the average closing price of LHC's shares for the 30 days preceding date of exercise.

     These options create a range of possible conversion/redemption values for the minority interest holder depending upon the price of LHC's shares at the Sale Event. When the conversion/redemption values under option 1 or 2 are compared to the percentage of joint venture EBITDA purchased ("Purchased EBITDA"), the implied multiple of conversion/redemption value to Purchased EBITDA will be equal to or less than LHC's IPO market value to EBITDA multiple.

     Under the conversion option (option 1) the multiple of conversion value to Purchased EBITDA will be equal to LHC's IPO market value to EBITDA multiple. Assuming LHC is fairly priced by market participants at the IPO, the conversion option (option 1) produces an equivalent conversion multiple for minority interest holders.

     Under the redemption option (option 2), the multiple will be 5x Purchased EBITDA, which is less than LHC's anticipated IPO market value to EBITDA multiple. LHC's multiple of IPO market value to EBITDA would have to fall below 5x before the redemption option (option 2) would become the preferred choice for minority interest holders. The multiple of LHC's anticipated IPO market value to trailing 12 month EBITDA was 11.8x based on a midpoint IPO price of $13 per share at year-end 2004.

Mr. Jeffrey Reidler
April 19, 2005
Page 12

Further, LHC has a public competitor that traded at a market value to EBITDA multiple ranging from 13.2x to 14.6x during 2004. Private home health agency transactions have yielded multiples in excess of 7x. As such, the redemption option (option 2) appears to be non-substantive.

      (c) We examined our responses 3 and 4 in our letter dated April 7, 2005 and we understand the confusion. Our third party valuation confirms that in all possible scenarios both the redemption and the conversion formula would result in a price that is either equal to or less than fair value. As noted above, the 5 multiplier included in the redemption option yields a price that is less than fair value as the multiplier in other similar market transactions is consistently higher than 5. With respect to HTAT, we believe that, while the formula would indicate no consideration should be paid to the minority interest holders for their interests, HTAT has a fair value in excess of zero based on the future prospects of the business.

COMMENT

6) Your April 7, 2005 response to question 4 suggests that incremental value was given to the holders of the minority interests. However, in your response and in subsequent discussions with the company, it appears that the company did not apply any accounting to the exchange of the put options for the forward contracts. Please provide an accounting analysis that supports this lack of accounting treatment. Please consider at least two perspectives in your analysis: why no accounting treatment is required if the written puts are considered freestanding and thus marked to fair value through the income statement pursuant to EITF 00-6, and why no accounting treatment would be required if the written put options are not considered to be freestanding financial instruments and thus arc not evaluated separate and apart from the subsidiary shares.

RESPONSE

      In calculating the price to be paid under the HTAT put option, the Company observed that it did not yet have 12 months of trailing EBITDA data as required by the formula, and that EBITDA to date was negative. As such, estimates were developed to determine an expected fair value price under the put option based on estimated measures (that is, on a pro forma basis) to be equitable to the minority interest holders. That effort resulted in a price of $680,000, or the fair value of the entity under those assumptions. Therefore, we struck the negotiated exchange agreement with a forward price equal to $680,000, which was equated to a fixed number of shares of LHC Group based on an expected initial public offering price of $10 per share. The exchange agreement was then drafted to require exchange of the minority interest shares for that fixed number of LHC Group shares. We believe that, for at least some period in the future, that formula in the

Mr. Jeffrey Reidler
April 19, 2005
Page 13

exchange agreement will result in a fair value forward contract. We recognize that as time passes and the Company's operating results change (as well as the relative contribution to operating results of its operating units), the Company would have to continuously evaluate that assertion. The attendant accounting will depend on the model the Company uses, as ultimately determined through the current comment letter process with the Staff.

      As for any value differential at the time of the modification from a put option to the exchange agreement, we believe the relevant fair value comparison is not to the then-forward price of $680,000 in the exchange agreement, but to the fair value of the exchange agreement. That would involve comparing the forward price to the fair value of the minority interest shares, discounting that back from the assumed exercise date, and then including a probability factor related to the resolution of the related contingencies. We believe that the fair value of the exchange agreement, after considering those factors, would not be materially different from the fair value of the put option, or close to $0.

      Given the conclusion that the put option and exchange agreement both had a fair value of $0, or not materially different than $0, we believe there would be no recognition of incremental value of the replacement of the put option with the exchange agreement if the instruments were being accounted for separately. The same would apply if the put option had been accounted for separately under the EITF 00-6 model (as a written put option subject to the SEC staff's longstanding position on written options) and then evaluated under EITF 00-6 as a forward contract that received no accounting until exercise under that guidance. If ASR 268 were being applied to the minority interest both before and after the replacement of the put option with the exchange agreement, there would again be no accounting as each feature included the IPO contingency, which was within our control.

COMMENT

7) See your April 7, 2005 response 4 related to the November 2004 exchange transaction related to the Beta written put option. Please address the following:

            a) Please tell us what you mean when you state that the $7.4 million was calculated based on the intent of the parties involved.

            b) Please tell us the payment that would result from strict application of the written put option formula included in the Beta operating agreement.

            c) You appear to suggest that the minority shareholders may have accepted consideration less than the fair value of the written put they gave up. Is our understanding correct? If it is, please explain the economic and business reasons for such a decision.

Mr. Jeffrey Reidler
April 19, 2005
Page 14

RESPONSE

      a) In negotiating the conversion price under the exchange agreement, there was a fundamental disagreement between us and Beta regarding the manner in which EBITDA should be calculated for both the joint venture with Beta and for LHC Group. The Beta Agreement was silent on the proper treatment of minority interest in calculating EBITDA. In Beta's view, EBITDA for the joint venture should have been calculated by adding back the minority interest, but for LHC Group EBITDA should only be calculated by adding back the minority interest for the joint venture with Beta and none of our other joint ventures. In our view the minority interest should have been added back for the joint venture with Beta and for purposes of LHC Group all minority interest should have been added back. Under Beta's view of calculating EBITDA, the conversion price under the Beta Agreement would have resulted in the payment of $8.8 million. Under our interpretation, the conversion price should have resulted in a payment of $7.4 million. When we discussed $7.4 million in our previous response, it was in reference to what we believe the conversion price should have yielded under our methodology for calculating EBITDA.

      b) As mentioned above, under our view of the strict application of the Beta Agreement we believe the conversion formula should have resulted in a payment of $7.4 million. Beta initially argued that the price should have been $8.8 million under their view of the strict application of the Beta Agreement.

      c) Based on our expected initial public offering price at the time the Beta Exchange Agreement was entered into ($10 per share), we agreed to pay Beta approximately $6.0 million in consideration under the Beta Exchange Agreement. Of this $6.0, approximately $4.5 million was to be paid in shares of LHC Group common stock and $1.5 million was to be paid in cash. Beta agreed to accept $6.0 as opposed to the $7.4 or $8.8 million figure for two reasons. First, we agreed to pay them some portion of the consideration in cash, which was not required under the Beta Agreement. We did this in order to limit the dilution to our stockholders. Second, the joint venture with Beta was projected to contribute a smaller portion of LHC Group's EBITDA in the future due to our growth rate exceeding that of the joint venture with Beta. As the joint venture's EBITDA contribution decreased, the value to be paid under the Beta Agreement upon our initial public offering also decreased. Because we were entering into the exchange agreement in advance of our offering, which at the time we had not filed a registration statement, we were unwilling to pay them full value under the Beta Agreement given that by the time the offering was projected to be completed Beta would have received less than $7.4 million due to the joint venture's diminishing contribution to our overall EBITDA. On the basis of these factors, after extensive negotiations we mutually agreed upon the $6.0 price for purposes of the Beta Exchange Agreement.

COMMENT

Mr. Jeffrey Reidler
April 19, 2005
Page 15

8) Refer to response your April 7, 2005 response 6. In order to help us understand whether the change in control provisions of the Beta, HTAT and St. Landry written put options and the Beta and HTAT forward contracts are within the control of the company for purposes of ASR 268, please provide to us a more detailed discussion of the composition of the board of directors of the company. Include specifically the following items, as well as any additional information or analysis in the context of EITF D-98 that may be helpful in determining whether the company has control over the ability to cause the put to become exercisable through a change in control:

            a) Whether a change in control can be effected without the consent or approval of the board.

            b) What the size of the Board is and how it is determined. For example, can the minority shareholders appoint a majority of the Board? Please consider the preferred security holder example in EITF D-98 in crafting your response.

            c) The number of members on the board who are appointed by management.

            d) The number of members on the Board appointed by the minority shareholder.

RESPONSE

      a) Under Delaware law , a change of control of LHC Group carried out by a merger or sale of substantially all of our assets would require the approval of our Board of Directors. If approved by our Board of Directors, the transaction would then be submitted to our stockholders for approval. Currently, members of management hold approximately 59.8% of our outstanding common stock. Accordingly, management acting in their capacity as stockholders could block any change of control that was approved by our Board of Directors. It is possible that a party could seek to acquire a majority of the outstanding shares of our common stock directly from our stockholders and thereby implement a change of control without the approval of our Board of Directors. However, given that management of LHC Group holds approximately 59.8% of our common stock, management acting together in their capacity as stockholders can block any attempt to effect a change of control through the direct acquisition of our outstanding common stock. This analysis regarding the ability of our Board of Directors and management to control a change of control of LHC Group is limited to a scenario where LHC Group is a private company. As a public company this analysis could be different in two primary respects. First, following a public offering, including our proposed initial public offering, it is likely that management would no longer control a majority of our outstanding common stock. Second, as a publicly traded company there are procedural

Mr. Jeffrey Reidler
April 19, 2005
Page 16

methods and fiduciary considerations that could limit the ability of the Board of Directors to have the same level of control over a change of control transaction.

      b)    Our Board of Directors currently has nine members: Keith G. Myers,
R. Barr Brown, John L. Indest, W. Patrick Mulloy, II, W.J. "Billy" Tauzin, Earline H. Bihm, Ted W. Hoyt, Ronald T. Nixon and George A. Lewis. Messrs. Myers, Brown and Indest are members of management. Mr. Nixon is a principle of the Catalyst Group, which has made previous investments in LHC Group, as more fully described in our registration statement. The remaining members of the Board of Directors are not employed by or otherwise affiliated with the LHC Group. All of our directors are elected by a plurality of the votes of our outstanding shares of common stock. This means that in an election of directors those candidates who receive the most votes are elected whether or not the votes received by the director constitute a majority of our outstanding common stock. Since management owns approximately 59.8% of our outstanding common stock prior to our initial public offering, voting together as a single block management can effectively elect a majority of the members of our Board of Directors. No party has any contractual or other right to elect any member or number of members of our Board of Directors. Further, neither Beta, the HTAT Holders nor the St. Landry's Holders have any contractual rights to appoint any of the members of our Board of Directors and collectively they do not hold a sufficient number of shares of our common stock to appoint a majority of the members of our Board of Directors.

      c)    We have three members of management on our Board of Directors, Keith
G. Myers, R. Barr Brown and John L. Indest. These members of management have been elected to serve on our Board of Directors by our stockholders and not through any special or contractual rights granted to management to elect the members of our Board of Directors. However, prior to our initial public offering members of management own approximately 59.8% of our outstanding shares of common stock. Therefore, if management acted as a single voting block they could elect a majority of the members of our Board of Directors.

      d) None of the minority holders in any of our joint ventures, including the joint ventures with Beta, the HTAT Holders and the St. Landry's Holders, has the contractual right to appoint any of the members of our Board of Directors. Our Board of Directors is elected by a plurality of the votes of the stockholders of LHC Group. As previously stated, management currently ownes approximately 59.8% of our common stock and therefore have the ability to elect a majority of our directors if they vote together as a single block.

COMMENT

9) Please clarify for us your analysis under ASR 268 of the St. Landry conversion rights upon successful completion of an initial public offering by the company.

Mr. Jeffrey Reidler
April 19, 2005
Page 17

      For example, are you asserting that the conversion right is within the company's control because notwithstanding the terms of the option, which provides for exercise of the conversion right upon a successful completion of an initial public offering by the company, the company can control the amount of its stockholder's equity and therefore prevent exercise of the conversion right through the federal Stark law? Alternatively, are you suggesting that the conversion right is not within the company's control but subsequent accretion is not required because redemption is contingent on meeting the requirements of the federal Stark law and you believe that it is not probable that such requirements will be met? Consider the need for revised disclosure.

RESPONSE

      Set forth below is the applicable language from Section 6.15(e) of the St. Landry's Agreement that addresses the limitations imposed by the federal Stark law on the exercise of the conversion rights held by the St. Landry's Holders:

      In addition to the other terms and conditions governing the Conversion Option, the Members shall be subject to an additional condition precedent to the Conversion Option in that the exercise of the Conversion Option shall only be available so long as following the conversion, Manager's Units fully comply with the requirements of Section 1877(c) of the Social Security Act providing and exception for ownership in certain publicly-traded securities as more fully detailed in 42 CFR 411.356.

      This language means that the St. Landry's Holders are not permitted to exercise their right to convert their membership interests into shares of our common stock unless following our initial public offering we have at least $75 million in stockholders equity. In response to the Staff's question, we do not believe that we can control our stockholders' equity and therefore prevent the exercise of the conversion rights into LHC Group common stock through the federal Stark law. However, we believe based on the current level of our stockholders' equity and the expected increase in our stockholders' equity resulting from our initial public offering, our stockholders equity will not meet or exceed $75 million. Accordingly, we do not believe that the St. Landry's Holders will have the right to exercise their conversion rights upon completion of our initial public offering. Therefore under ASR 268, there would be no accounting recognition triggered for the conversion right until this contingency is resolved. However, as discussed in Question 10, the St. Landry's Holders have a cash redemption right that is not subject to this contingency. We will revise the disclosure in our registration statement to further explain to investors the relationship between the federal Stark law and the right of the St. Landry's Holders to exercise their conversion rights and the related contingency.

Mr. Jeffrey Reidler
April 19, 2005
Page 18

COMMENT

10) We note that the St. Landry written put option grants the minority interest holders the right to require the company to redeem their minority interest holdings in cash at any time 30 days after the company's initial public offering. It appears that upon the company's initial public offering, the redemption of the St. Landry's shares will be within the control of the minority shareholders. Please tell us if our understanding is correct. If it is, please give us an analysis of the application of ASR 268 and EITF D-98 to the St. Landry written put upon successful completion of an initial public offering. Please explicitly address the classification and measurement guidance in EITF D-98. Also please tell us whether the written option has an expiration date. Consider the need for revised disclosure for all points addressed here.

RESPONSE

      Section 6.16 of the St. Landry's Agreement includes the redemption provisions referred to in the Staff's comment. We read Section 6.16 to mean that the St. Landry's Holders control the exercise of their redemption rights following the completion of our initial public offering. There is no termination date for these redemption rights following the completion of our initial public offering. The redemption rights remain outstanding as long as the membership interests held by the minority interest holders are outstanding.

      Under the application of our current model under EITF 00-6, the redemption right or put is considered to be at fair value or less and accordingly, no accounting recognition would be required upon the completion of our initial public offering. Under an ASR 268 model, the contingency related to this redemption right will be resolved upon the completion of our initial public offering, and accounting recognition would be triggered. The minority interest would be adjusted to its redemption value periodically as calculated by the redemption formula and recorded as outlined in our response to Question 1.

COMMENT

11) We note that the settlement of the Beta and HTAT forward agreements will represent the acquisition of minority interest. Please provide to us the company's assessment of the need to provide Article 11 of Regulation S-X pro forma financial information related to the acquisition of the minority interests triggered by the completion of the initial public offering or that will become probable as a result of the offering.

RESPONSE

Mr. Jeffrey Reidler
April 19, 2005
Page 19

      It is our understanding that in a step acquisition where the company is already consolidated that pro forma information may be required. We analyzed the need for pro forma financial information in accordance with Article 11 of Regulation S-X. Article 11 indicates that, among other circumstances, pro forma financial information is required if a significant business combination has occurred in the latest fiscal year or subsequent interim period, or is probable.

      While we do not believe these minority interest acquisitions are probable of occurring at this time we did perform the tests of significance required by
Article 11. When we perform the tests of significance referenced in Article 11, no individual acquisition is greater than 16.5% and therefore we believe pro forma financial information is not required under Article 11 of Regulation S-X for these acquisitions.

      While we do not believe that audited historical financial statements or pro forma information related to the acquisition of these minority interests is required, we believe that the additional disclosure proposed in Appendix B of our letter filed on March 25, 2005 provides adequate information about the minority interest to allow an investor to fully analyze the impact of the minority interest acquisitions.

COMMENT

12) Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

RESPONSE

      Upon the resolution of the issues surrounding the proper accounting treatment for the puts and forward contracts that are the subject of this response letter, we will file an amendment to our registration statement that will include financial statements that comply with Rule 3-12 of Regulation S-X. Until this issue is resolved we are unable to finalize our audit for the year ended December 31, 2004. In order to expedite any further review by the Staff of our financial statements as of and for the period ended 12/31/04, we have offered to file updated financial statements for 2004 without a signed audit opinion. The Staff has stated that this would not be permitted.

      If you have questions or comments about the matters discussed herein, please call the undersigned at (404) 881-7872.

                                           Sincerely,

                                           Peter C. November

cc:   Zafar Hasan
      James Atkinson
      Keith G. Myers

                                   APPENDIX A

                               EXCHANGE AGREEMENT

         THIS EXCHANGE AGREEMENT ("Agreement") made effective this 23rd day of November, 2004, by and among LOUISIANA HEALTH CARE GROUP, LLC ("LHCG"), LHC GROUP, LLC ("LHC Group"), and David Hebert, Christopher Thibodeaux, Daryl Albro and Kevin Touchet (each individually a "Shareholder" and collectively the "Shareholders"). LHCG, LHC Group and the Shareholders are referred to, collectively, herein as the "Parties".

                                    RECITALS

         The Parties are the sole shareholders of Hebert, Thibodeaux, Albro and Touchet Therapy Group, Inc. ("HTATTG"), with LHCG holding 51 shares of stock and each other Shareholder owning the shares of stock as set forth opposite their name in Section 1 below (the "Shares").

         Pursuant to the terms of a written Shareholders' Agreement effective May 1, 2004 by and among the Parties (the "Shareholders' Agreement") acknowledged to be the current Shareholders' Agreement of HTATTG (a copy of which is attached as Exhibit I), the Shareholders have options to convert their Shares in HTATTG into equity in LHC Group (the "Conversion Right") upon the occurrence of certain triggering events, including, but not limited to the closing of a qualifying initial public offering involving the equity of LHC Group.

         The Parties wish to enter into this Agreement in order to set forth their rights and obligations relating to the Conversion Rights in the event of a Qualifying IPO.

                   THE PARTIES HEREBY AGREE TO THE FOLLOWING:

1. EXCHANGE. Upon the closing of a Qualifying IPO (as defined below), the Shareholders shall transfer, convey and deliver to LHC Group all right, title and interest hi the Shares in exchange for the following shares of LHC Group common stock which shall be adjusted proportionately for any and all stock splits occurring prior to the Qualifying IPO (the "Restricted Securities"):


                                                                Pre-Split
                                                     HTATTG     LHC Group
                        Shareholder                  Shares      Shares
                        --------------------------------------------------
                  A.    David Hebert                 14.75       13,653
                  B.    Christopher Thibodeaux       14.75       13,653
                  C.    Daryl Albro                   7.25        6,711
                  D.    Kevin Touchet                12.25       11,339

         LHCG, a wholly owned subsidiary of LHC Group, will retain its holding of 51.00 shares of the common stock of HTATTG.

2. ISSUANCE OF STOCK CERTIFICATES/STOCK RESTRICTIONS. On the closing date of the Qualifying

         IPO, LHC Group shall issue stock certificates to the Shareholders evidencing their ownership interest in the Restricted Securities. The Shareholders hereby acknowledge that the Restricted Securities will not be registered under the Securities Act (as defined below). The Shareholders also agree not to sell or transfer the Restricted Securities for a period of at least one year following the closing date of the Qualifying IPO. Further, the Shareholders agree to execute a lock up agreement in a form agreed to by LHC Group and the underwriters in the Qualifying IPO pursuant to which the Shareholders will agree not to sell any of the Restricted Securities for a period of one year following the closing date of the Qualifying IPO.

3. RETURN OF SHARES. On the closing date of the Qualifying IPO, the Shareholders shall return to LHC Group any and all certificates or other instruments evidencing their ownership of the Shares or any other class of stock in HTATTG, and shall, at the option of LHC Group, deliver such other evidence of the transfer of their interest to LHC Group as is reasonably required by LHC Group.

4.       REPRESENTATIONS.

         a. each Shareholder represents and warrants to LHC Group that he has not assigned, transferred or conveyed any interest in the Shares to any affiliate or other third party, and that he owns such Shares free and clear of any and all liens, mortgages, charges, encumbrances, voting trust or other restrictions of any kind;

         b. each Shareholder represents that he has received no material information regarding this investment in LHC Group other than information that is generally available to the public. Each shareholder further acknowledges and represents that he has not made his decision to enter into this Agreement, or caused any other Shareholder to enter into this Agreement, based in whole or in part on any representations of LHC Group, its officers, shareholders, attorneys, consultants or agents regarding LHC Group or its future, or the investment;

         c. each Shareholder is converting his Shares into the Restricted Securities for his own account, with the intention of holding the Restricted Securities for investment and with no present intention of dividing or allowing others to participate in this investment or of reselling or otherwise participating, directly or indirectly, in a distribution of the Restricted Securities; and each Shareholder further represents that he will not make any sale, transfer, or other disposition of the Restricted Securities without registration under the Securities Act (as defined below) and similar state acts unless an exemption from registration is available under the Securities Act and similar state acts.

         d. The current facts surrounding this investment do not satisfy conditions under Rule 144 under the Securities Act that would permit the undersigned to resell the Restricted Securities under such Rule; even if satisfaction of the conditions under Rule 144 should occur, the undersigned could resell the Restricted Securities in reliance upon the provisions of Rule 144 only in limited amounts and in accordance with the other terms and conditions of Rule 144; and in connection with any resale of the Restricted Securities by the undersigned that Rule 144 does not permit, the undersigned must comply with some other registration exemption.

         e. Each of the Shareholders acknowledges that by reason of his business or financial experience or the business or financial experience of his professional advisor(s), he has the capacity to protect his own interests in connection with the receipt of the Restricted Securities.

5.       SETTLEMENT AND COMPROMISE.

         a. The Parties acknowledge and agree that, effective as of the closing date of the Qualifying IPO, the terms of this Agreement shall serve as a full and complete settlement and compromise of any and all claims, demands, liens, lawsuits, actions, causes of action, debts, costs, rights, liabilities, damages, costs and expenses arising out of, related to, or in any way connected with the Shareholders' ownership of the Shares and the Parties' relationship under the Shareholders' Agreement, provided that nothing in this Agreement shall release any party of their obligations set forth in this Agreement.

         b. The Parties further acknowledge and agree that, effective as of the date of this Agreement, the terms of this Agreement shall serve in lieu of, and supersede in their entirety the terms of the Shareholders' Agreement with regard to the Conversion Rights notwithstanding any provision to the contrary contained therein. The Shareholders hereby release LHC Group, HTATTG and their officers, directors and affiliates from any and all claims, demands, liens, lawsuits, actions, causes of action, debts, costs, rights, liabilities, damages, costs and expenses relating to or arising out of the Conversion Rights excluding claims relating to the obligation of LHC Group to issue the Restricted Securities required by
                  Section 1 hereof upon a Qualifying IPO.

6. CONDITION PRECEDENT. The Parties' obligations under this Agreement are specifically conditioned upon the closing of a Qualifying IPO involving the equity of LHC Group. A "Qualifying IPO" means the sale by LHC Group or its successor of shares of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act") at a total public offering price per share (prior to underwriters' commissions and expenses) of not less than $10 (appropriately adjusted for any stock split, dividend, combination or other recapitalization) and which results in aggregate cash proceeds to LHC Group of not less than $25 million (the "Qualifying IPO")

7. INDEMNIFICATION. Each Shareholder agrees to severally protect, defend, reimburse, pay, indemnify, release, dismiss, discharge and forever hold harmless LHC Group, its


Exchange Agreement                    3                            November 2004
         successors and assigns, in respect of any and all losses, claims, demands, liens, lawsuits, actions, causes of action, debts, costs, rights, liabilities, damages, costs and expenses, whether known or unknown, arising out of, related to, or in any way connected with their ownership of the Shares, the Parties relationship under the Shareholders' Agreement, or the representations made by the Shareholders herein.

8. CLOSING DATE RELEASE. In consideration for the receipt of the Restricted Securities, each Shareholder agrees that on the Closing Date of the Qualifying IPO he will execute a general release of LHC Group and HTATTG pursuant to which he agrees to release LHC Group, HTATTG and their officers, directors and affiliates from any and all claims, demands, liens, lawsuits, actions, causes of action, debts, costs, rights, liabilities, damages, costs and expenses arising out of, related to, or in any way connected with his ownership of the Shares, the Conversion Rights and the Parties' relationship under the Shareholders' Agreement.

9. BINDING EFFECT. This Agreement shall be binding upon and inure to the benefit of the respective Parties hereto, their legal representatives, successors and assigns.

10. ENTIRE AGREEMENT. This Agreement supersedes all agreements previously made between the Parties hereto relating to its subject matter.

11. GOVERNING LAW. This Agreement shall be construed in accordance with and governed by the laws of the State of Louisiana.

12. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be one and the same instrument.

                       [Signatures continued on next page]



Exchange Agreement                            4                    November 2004

         IN WITNESS WHEREOF, the Parties have signed this Agreement on the date first written above.

WITNESSES                               LHC GROUP, LLC


/s/ Beth Comeaux                        BY:   /s/  Keith G. Myers
------------------------                     -------------------------------
                                             Keith G. Myers, Manager


/s/ Judy Mouton
------------------------                LOUISIANA HEALTH CARE GROUP, LLC
                                        BY:   LHC GROUP, LLC

                                        BY:    /s/  Keith G. Myers
                                              -------------------------------
                                              Keith G. Myers, Manager


                                        SHAREHOLDERS

                                          /s/ David Hebert
                                        -----------------------------------
                                        David Hebert


                                          /s/ Christopher Thibodeaux
                                        -----------------------------------
                                        Christopher Thibodeaux


                                          /s/ Daryl Albro
                                        -----------------------------------
                                        Daryl Albro


                                          /s/ David Hebert
                                        -----------------------------------
                                        David Hebert


                                          /s/ Kebin Touchet
                                        -----------------------------------
                                         Kebin Touchet


                        /s/ Richard A. MacMillan
                     -----------------------------
                        Richard A. MacMillan
                          Notary


Exchange Agreement                     5                           November 2004

                                   EXHIBIT I





















Exchange Agreement                     6                           November 2004

                                                                          VII-50



                  HEBERT AND THIBODEAUX PHYSICAL THERAPY, INC.

                             SHAREHOLDERS' AGREEMENT

         THIS AGREEMENT is entered into this 29th day of April, 2004, and is effective as of the 1st day of May, 2004 (the "Effective Date") by and between Louisiana Health Care Group, LLC, David D. Hebert, Christopher B. Thibodeaux, Kevin P. Touchet and Daryl J. Albro (hereinafter separately referred to as "Shareholder" and together as "Shareholders"), and Hebert and Thibodeaux Physical Therapy, Inc., a corporation organized and existing under the laws of the State of Louisiana, (hereinafter referred to as the "Corporation").


                           WITNESSETH:

         WHEREAS, the Corporation presently has authorized One Hundred (100) shares of common stock, One Hundred (100) of which are presently issued and outstanding;

         WHEREAS, the Shareholders own all of the outstanding shares of the Corporation;

         WHEREAS, the individual interest of each shareholder in the Corporation is as follows:


                                                     NUMBER OF
         NAME                                        SHARES
         ----                                        ------
         Louisiana Health Care Group, LLC            51.00
         David D. Hebert                             14.75
         Christopher B. Thibodeaux                   14.75
         Kevin P. Touchet                            12.25
         Daryl J. Albro                               7.25

         WHEREAS, each Shareholder is presently employed by the Corporation;

         WHEREAS, the parties have jointly negotiated the terms of this Agreement and intend this Agreement to have effect from and after the Effective Date noted above;

         WHEREAS, the Shareholders believe that it is in the best interests of the Shareholders and the Corporation to make provision for the terms governing their relationships, and the future disposition of the shares of the Corporation.

         NOW, THEREFORE, in consideration of the employment of each Shareholder by the Corporation, and the premises and mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and sale of the stock aforementioned, and to set forth the terms, rights and responsibilities governing their relationships, it is hereby agreed as follows:

                                       I.
                             DIRECTORS AND OFFICERS


1.1 For so long as this Agreement remains in effect, each Shareholder agrees to vote all of such Shareholder's shares of common stock of the Corporation entitled to vote which may now or hereafter be owned or held of record by such Shareholder, or as to which such Shareholder now or hereafter has voting power, and otherwise exert their best efforts at all times in good faith, to effectuate the election of the following candidates as Directors:

                Directors
                ----------
                Keith G. Myers
                Earline Bihm

1.2 For so long as this Agreement remains in effect, each Shareholder agrees to cause the elected directors to vote, and otherwise exert their best efforts at all times in good faith, to effectuate the election of the following candidates for office:

         President:       Keith G. Myers

         Secretary-Treasurer:   Christopher Thibodeaux

1.3 Each Shareholder in his capacity as Shareholder and Director, hereby grants to, and is deemed to have executed in favor of, all of the other Shareholders and Directors, an irrevocable proxy to vote, or to give written consent with respect to, all the voting equity securities owned by the grantor of the proxy (i) for the election of the officers and board of directors as designated herein, (ii) against any amendment or restatement of the Corporation's articles of incorporation, (iii) against any amendment or restatement of the Corporation's bylaws, (iv) against any increase in the number of directors, (v) against the issuance of any stock or securities, or any subscriptions, warrants, options or other rights for same, and (vi) against the termination of the Corporation's Management Agreement with LHC Group, LLC or its successors.

1.4 The shareholders agree to use their best efforts, in good faith, to attend all meetings, to vote and act harmoniously, and to elect all members of the Board and officers annually.


                                       II.
                 RESTRICTIONS ON TRANSFER OF SHARES

2.1 RESTRICTION ON SHARES. So long as all the Shareholders are alive, each shall not transfer or encumber, in any manner, the shares of the Corporation which he now owns or may hereafter acquire, except as follows:

A. SALE, TRANSFER OR ENCUMBRANCE OF SHARES. Any Shareholder who desires to sell, transfer or encumber all or any part of his shares shall first offer such shares for sale to the Corporation, and thereafter to the other Shareholders who are parties to this Agreement at the same price and on the same terms offered by a bonafide prospective purchaser, or transferee, as the case may be. Within thirty (30) days of receipt of a written offer, the Corporation shall have the right to purchase the entirety of the shares thus offered or any lesser portion thereof for a price in proportion to the offering price based on the number of shares it agrees to purchase. In the event that the Corporation does not purchase the entirety of the shares thus offered, the other Shareholders may purchase the shares not so accepted, and in such case shall be ratable to the respective holdings of such other Shareholders, but if any such Shareholder, entitled to purchase shares, fails to accept the offer, either in whole or in part, the other Shareholders may purchase the shares not so accepted. If such other Shareholders fail to purchase the shares within ten (10) days after written notice from the selling Shareholder that the Corporation has refused the offer of shares, the restrictions upon such shares, imposed by this paragraph, shall automatically terminate at the end of thirty (30) days from the date of the notice.

2.2 REVERSION OF STOCK UPON TERMINATION OF EMPLOYMENT. Upon the termination of employment with the Corporation of a Shareholder, all the shares held by said Shareholder shall revert to the Corporation, automatically and immediately, effective upon the date the employment terminates. Within ninety (90) days of the effective date of termination of employment, the Corporation shall tender to the terminated Shareholder an amount equal to the product of the book value of the Corporation and the percentage of stock held by the terminated Shareholder (calculated based upon the then issued and outstanding stock of the Corporation), as of the effective date of termination of employment.

2.3 OPTION TO PURCHASE STOCK ON DEATH OR TERMINATION OF EMPLOYMENT. Upon the death of a Shareholder, or upon the termination of employment of a Shareholder by the Corporation the remaining Shareholders shall have the option to purchase all the shares of stock of the Corporation owned by the deceased or terminating Shareholder, upon the following terms:

         A. RIGHT TO PURCHASE. The right to purchase in such case shall be ratable to the respective holdings of the remaining Shareholders, but if any such Shareholder fails to exercise his option, either in whole or in part, the other Shareholders may purchase such shares. The option to purchase the shares of the decedent shall be exercised by serving written notice on the representative of the succession of the decedent or the terminating employee ("Transferror") within fifteen (15) days after the qualification of such representative or the termination of employment. In the event the remaining Shareholders fail to purchase all the stock of the deceased or terminating Shareholder, the Corporation may elect to purchase the remaining stock.

         B. PURCHASE PRICE. The purchase price shall be determined according to Section 2.4 of this Agreement.

         C. CLOSING. The closing of such purchase and sale shall take place at the offices of the Corporation, on a date selected by the Corporation, upon five (5) days notice to the Transferror, which date shall not be more than one hundred eighty (180) days from the date of the qualification of the Transferror or the termination of employment and not less than thirty (30) days following such date.

         D. PAYMENT OF PURCHASE PRICE. In the event of the death of a Shareholder, if the Shareholder is subject to an insurance "buy-out" arrangement with the Corporation, the rights to purchase the decedent's stock shall be exercisable only by the Corporation and the Purchase Price shall be paid in full within thirty (30) days of receipt of the proceeds by the Corporation. Otherwise, and in the event a Shareholder's employment is terminated, the purchase price shall be payable as follows:

                  i.       Ten (10%) percent to be paid in cash; and

                  ii. Ninety (90%) percent to be represented by a promissory note executed by the purchasing Shareholders, or the Corporation, as the case may be, payable in one hundred twenty (120) equal monthly installments, such note to be secured by the stock and payable with interest thereon at a rate which shall be established at the time of closing, and which shall equal the average of the real estate mortgage rate of interest charged by three (3) banks with offices in Jefferson Davis Parish selected by the Board of Directors of the Corporation.

         E. SECURITY. Whenever a Shareholder purchases shares of capital stock under this Agreement, such purchaser, unless he shall have paid the entire purchase price in cash, shall, following the delivery of the purchased stock, pledge the stock to the Seller with a reservation of dividend and voting rights in favor of the purchasing Shareholder, and deliver the certificates of stock issued to the purchasing Shareholder to the Seller as security for the payment of the unpaid purchase price; and such capital stock shall be so held until the entire purchase price shall be paid. Upon full payment of the purchase price, the stock shall be returned to the purchasing Shareholder.

         F. FAILURE TO EXERCISE OPTION. Upon the failure of the surviving Shareholders and/or the Corporation to exercise the option to purchase all the shares of stock of the Corporation owned by the decedent within one hundred eighty (180) days of his death, the restrictions imposed in this paragraph shall terminate.

2.4 PURCHASE PRICE. The price for each share of capital stock to be sold under paragraph 2 of this Agreement shall be as follows:

         A. In the event of death, the product of the equity interest of the Shareholder, as of the date of death, and the amount specified in the latest executed Certificate of Agreed Value.

         B. In the event of a termination of employment the product of the value of equity interest of the Shareholder and the value of the Corporation as determined by the Corporation's public accounting firm. For purposes of ascertaining the value of the Corporation, the following shall be observed:

                  i.       No allowance shall be made for good will;

                  ii. All accounts payable shall be taken at face amount, less discounts deductible therefrom, unless in the opinion of the Corporation's accountant, a reserve is necessary;

                  iii. All furniture and fixtures and equipment are to be computed at the depreciated value appearing on the books of the Corporation;

                  iv. Inventory or supplies shall be computed at cost or market value, whichever is lower;

                  v. All unpaid and accrued federal, state, city and municipal taxes, including, but not limited to, sales, payroll, unemployment insurance, excise, franchise and income, shall be deducted as liabilities. The Federal Income Surtax Exemption and State Income Tax Exemption shall be prorated for the fiscal year involved. If the Corporation is treated as an "S" corporation on the valuation date, state and federal taxes shall be accrued as if the Corporation was not an "S" corporation;

                  vi. Death proceeds of insurance held by the Corporation, if any, insuring the life of a deceased Shareholder whose stock is being valued for purchase under this Agreement, shall not be included in the valuation to the extent such proceeds exceed the unpaid premiums and cash value on the policy of the insured Shareholder;

                  vii. The date of determination of the stock value ("Valuation Date") shall be the last day of the month immediately preceding the making of the Transferror's offer, or the termination of the Shareholder's employment.

                  viii. Contractual obligations of the Corporation, contingent or otherwise, under non-qualified "Deferred Compensation Agreements", "Salary Continuation Agreements", or other such agreements shall be fully valued as a liability of the Corporation without discount for interest or any contingency, including the termination of employment of any contracting employee, which might reduce or terminate the Corporation's obligation under such agreement, unless such a contingency as to a contractual obligation occurred before or on the date of valuation, in which event, the resulting reduction or termination in value of the Corporation's liability shall be considered;

         C. The cost of determination of such purchase price shall be paid by the Corporation;

2.5 ENDORSEMENT OF STOCK CERTIFICATE. All certificates for shares of the Corporation shall be endorsed with a statement indicating that transfer of the shares represented by the certificate are subject to restrictions contained in this Shareholders' Agreement.

2.6 VALUE OF PURCHASE PRICE FOR TAX PURPOSES. It is understood that the Purchase Price, determined as set forth hereinabove, shall be the value of the purchased shares for all tax purposes. In the event such value is later increased by any federal or state taxing authority, any tax liability resulting from such increase shall be borne by the parties equally.

2.7 DEADLOCK. If any Shareholder becomes dissatisfied with the other Shareholders, the operation of the Corporation, or otherwise, the dissatisfied Shareholder shall have the right to deliver to the other Shareholders in identical form a written offer setting forth the price and other terms at which the offering Shareholder both:

         A. Irrevocably offers to sell all, but not less than all, his interest in the Corporation to the other Shareholders, or

         B. Irrevocably offers to buy all, but not less than all, the other Shareholders' interest in the Corporation.

                  i. Within fifteen (15) days after the offering Shareholder delivers said offer to the other Shareholders, the other Shareholders must accept either the offer to sell or the offer to buy by delivery of a written acceptance of either the offer to sell or the offer to buy. Should the decision of the other Shareholders to buy or sell not be unanimous, each Shareholder who dissents from the majority decision shall have the right to join with the offering Shareholder to sell his interest to, or to buy the interests of, the remaining other Shareholders, as the case may be. If the other Shareholders fail to deliver said notice of acceptance within such thirty (30) day period, the offering Shareholder shall elect which offer has been accepted and shall give notice of such election to the other Shareholders within ten (10) days after such thirty (30) day period.

                  ii. Any offer, acceptance or notice of election under this Agreement shall be deemed to be duly delivered when delivered in person or when mailed by certified mail, postage prepaid, addressed to the appropriate recipient thereof at his last known address as shown on the books of the Corporation.

                  iii. If there shall be more than one Shareholder purchasing pursuant to this section, each of such purchasing Shareholders shall be entitled to purchase such proportionate part of the Corporation's interests, being sold pursuant to this, as the percentage interest then owned by him bears to the total percentage interest then owned by all of the Shareholders who shall desire to purchase part of the Corporation's interests being sold, or such greater part of the Corporation's interests being sold as shall be agreed upon by all the Shareholders who shall desire to purchase part of the Corporation's interests being sold pursuant thereto.

                  iv. The closing of any purchase and sale under this section shall be held at the principal office of the Corporation (or such other place as may be agreed upon by the offering Shareholder and the other Shareholders), within ninety (90) days after delivery of the initial offer to the other Shareholders. At the closing, the amount of the purchase price shall be paid in cash, or otherwise as specified in the initial offer, against delivery of all documents necessary to transfer all of the selling Shareholder(s)' interests.

2.8 INDEBTEDNESS OF A SHAREHOLDER. In the event that there is a purchase and sale of shares of stock or interest therein, pursuant to the provisions herein above, and there is any indebtedness owed by the selling Shareholder or his estate to any party to this Agreement, then, notwithstanding the said provisions relating to the payment of the purchase price, any amount to be paid for the stock being purchased shall be applied first to reduce and satisfy any indebtedness owed by the selling Shareholder or his estate to any party under this Agreement.

2.9 DEFAULT. In the event of a default in any payment as provided for in Paragraph 2.3 herein above, the Seller shall deliver to the surviving or remaining Shareholders that portion of the shares of the purchasing Shareholder equal to the ratio that the amount paid bears to the total purchase price, and shall retain the balance of such shares. The estate or the Seller, whichever the case may be, shall retain the portion of the purchase price received and shall have a claim against the surviving or remaining Shareholders for the difference between the value of the shares as of the date of purchase and the value thereof as of the date of default. No other claim for damages shall be available to the estate or the Seller.

                                      III.
                          ISSUANCE OF ADDITIONAL STOCK

3.1 No additional capital stock of this Corporation shall hereafter be authorized, and no additional authorized capital stock of this Corporation shall hereafter be issued, without the unanimous consent of all the Shareholders.

                                       IV.
                                 NON-COMPETITION

5.1 NON-COMPETITION. In consideration of the issuance of stock in the Corporation and the mutual obligations assumed under this Agreement by each Shareholder and by the Corporation, each Shareholder agrees that except as may be specifically agreed to in writing by the Corporation, for throughout the term of this Agreement and during a period of two
         (2) years following its termination, he shall not carry on or engage or participate in any business the same as or in competition with the Corporation within Jefferson Davis Parish. The phrase "the business of the Corporation" means provision of physical therapy, occupational therapy and/or cardiac rehabilitation services. The phrase "carry on or engage or participate in a business the same as or in competition with the Corporation" shall include but not be limited to, the doing, by the Shareholder, of any of the following listed acts:

         A. carrying on or engaging in any such business as a principal, or on his own account, or solely or jointly with others, or as a director, officer, agent, employee, consultant or partner (general or limited) or stockholder or holder of any partnership interest (general or limited) or holder of any equity interest or membership interest of any entity, including a sole proprietorship, corporation, partnership, limited partnership or limited liability company; or

         B. as agent or principal carrying on or engaging in any activities or negotiations with respect to the acquisition or the disposition of any such business; or

         C. giving advice to any other person, firm, association or corporation engaging in any such business; or

         D. lending or allowing his name or reputation to be used in any such business; or

         E. allowing his skill, knowledge, experience or reputation to be used in any such business; or

         F. calling upon any person or entity to which the Corporation has heretofore provided, is currently providing or has heretofore been negotiating for the provision of physical therapy, occupational therapy or cardiac rehabilitation services, for the purpose of soliciting, diverting, enticing away the business of such person or entity, or otherwise disrupting the previously established or future relationship between such person and the Corporation; or

         G. hiring, offering to hire, or employing, or entering into business with, whether as a joint venture, partnership, corporation or otherwise, or offering or agreeing to do any of the foregoing with any employees of the Corporation within Jefferson Davis Parish.

5.2 ENFORCEMENT. It is the desire and intent of the parties that the provisions of this Article V shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, to the extent that the covenant hereunder shall be adjudicated to be invalid or unenforceable in any one such jurisdiction, this Article V shall be deemed amended to delete therefrom or reform the portion thus adjudicated to be invalid or unenforceable, such deletion or reformation to apply only with respect to the operation of this Article in the particular jurisdiction in which such adjudication is made. Moreover, each provision of this Agreement is intended to be severable; and in the event that any one or more of the provisions contained in this Agreement shall for any reason be adjudicated to be invalid or unenforceable in any jurisdiction, the same shall not affect the validity and enforceability of any other provisions of this Agreement in that jurisdiction, but this Agreement shall be construed in such jurisdiction as if such invalid or unenforceable provision had never been contained therein. The parties agree that upon the breach or threatened breach of any covenant of this Agreement, the Corporation would suffer irreparable harm for which it would have no adequate remedy at law and would, therefore, be entitled to injunctive relief against any such breach or threatened breach as well as whatever other remedies may be available to it.

                                       VI.
                                  TERMINATION

6.1 TERMINATION OF AGREEMENT. This Agreement shall terminate upon the occurrence of one of the following events:

         A. The written agreement of the parties hereto or their permitted successors in interest to that effect;

         B. The bankruptcy, receivership, liquidation or dissolution of the Corporation;

         C. The disposal of all the shares of stock of any Shareholder during his lifetime or by his succession representative or estate upon his death, as to such retiring or deceased Shareholder only, or

         D. All of the issued and outstanding stock of the Corporation becoming owned by a single Shareholder of the Corporation.

         E. The Corporation or any of its officers, directors, or any shareholder is:

                  (i) convicted of a felony relating to (i) federal or state health care program fraud or abuse; or (ii) the neglect or abuse of a patient; or

                  (ii) excluded or debarred from participation in the Medicare or Medicaid programs.

                                      VII.
                                   OPERATIONS


7.1 LHC Group, LLC shall manage the operations of the Corporation pursuant to a Management Services Agreement, and the Corporation should become fully integrated with LHC Group's operations and collaborate with its affiliates to maximize efficiency and profitability. Accordingly, the Shareholders unanimously agree that the Corporation shall enter into a Management Services Agreement with LHC Group, LLC conferring upon it the authority and power to manage the day-to-day operations of the Corporation and further providing it with the authority and powers customarily conferred upon a Manager of a limited liability company.

7.2 The Shareholders unanimously agree that the Corporation should embark on a path of growth to expand services into surrounding communities in Southwest Louisiana including but not limited to Lake Arthur, Crowley, and Lake Charles, doing business in markets outside of Jeff Davis Parish as Louisiana Physical Therapy, an affiliate of Louisiana Health Care Group, LLC. In furtherance of this goal, the Shareholders agree that LHC Group marketing personnel based in Jennings shall be allocated to promote the Corporation's services in proportion to the Corporation's Net Revenues compared to those of Jeff Davis Home Health, and Louisiana Hospice and Palliative Care of Jennings.

7.3 Unless otherwise agreed to by a two-thirds majority of the Shareholders, the Shareholders agree that the Corporation shall distribute to the Shareholders any Net Income in excess of the foreseeable needs of the Corporation within 60 days of the end of each calendar quarter.

7.4 The Corporation's books and records shall be kept on the accrual basis of accounting.


                                      VIII.
                               CONVERSION OPTION


8.1 In the event that LHC Group, LLC is sold, merged or otherwise acquired, or if it undertakes an initial public offering (collectively referred to herein as "Sale Event"), each shareholder of Hebert & Thibodeaux Physical Therapy, Inc. shall have the option to: (i) exchange its holdings of stock in the Corporation to LHC Group, LLC Membership Units at a value proportionate to the earnings of Corporation in relation to all other LHC Group, LLC operations or (ii) to sell its holdings of Stock in the Corporation to Louisiana Health Care Group, LLC at a price determined as the product of: (i) the Shareholder's percentage holdings of stock in the Corporation, and (ii) FIVE HUNDRED PERCENT (500%) of the Company's Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) for the twelve calendar month period ending on the last day of the last calendar month prior to the event giving rise to the valuation. LHC Group, LLC shall give each Shareholder no less than ten (10) days written notice of the pendency of a

         Sale event, and the Shareholder shall have an additional ten (10) days to exercise this Conversion Option.

8.2 In the event that the Shareholder elects to exercise the first alternative option, LHC Group, LLC agrees to complete the conversion of the Shareholder's stock to LHC Group Units and to issue the Units within thirty (30) days of receipt of notice of the exercise. The proportionate number of Units to be issued shall be calculated as the percentage holding of stock of the Shareholder multiplied by the product of (i) the total issued and outstanding Units of LHC Group, LLC as of the date of the notice and (ii) a fraction, the numerator of which is the Corporation's EBITDA and denominator of which is LHC Group, LLC's EBITDA. As a conditions precedent to the issuance of the Units by LHC Group, LLC, the Shareholder will: (i) execute a written consent to the Sale Event; and (ii) execute a counterpart to the Operating Agreement. The Units issued to the Shareholder shall be subject to all terms, conditions and restrictions contained in the Operating Agreement. The Shareholder shall be bound by the terms and conditions of the Sale Event in respect to the Units issued to it by LHC Group, LLC.

8.3 In the event that the Shareholder elects to exercise the second alternative option, LHC Group, LLC agrees to pay the purchase price by delivery of an unsecured, non-negotiable promissory note in the amount of the purchase price, with LHC Group, LLC as maker, payable in twenty equal quarterly installments, commencing ninety days after the effective date of the transfer, with interest at the prime rate published in the Wall Street Journal on the date of the transfer without prepayment penalties. The note shall contain a subordination clause subordinating the note to all other debts of LHC Group, LLC. At its sole option and discretion, LHC Group, LLC may pay all or part of the purchase price in cash at the time of the transfer.

8.4      This Conversion Option shall terminate upon the earlier to occur of:

         A.       The termination of this Agreement;

         B. The disposal of all the shares of stock of any Shareholder during his lifetime or by his succession representative or estate upon his death, as to such retiring or deceased Shareholder only; or

         C. Upon the withdrawal of Louisiana Health Care Group, LLC as a shareholder of the Corporation.

8.6 The parties acknowledge and agree that it is their intention for this Conversion Option to operate only so long as the Sale Event actually occurs and closes. In the event that the Sale Event does not occur as scheduled, the exchange performed under the option shall automatically and immediately be rescinded, without any requirement of notice by either party, and Shareholder shall surrender any Units received and, likewise shall have returned to him the stock tendered for conversion, or the stock shall be returned and the purchase price shall be returned or promissory note cancelled, as the case may be.

8.5 LHC Group, LLC, the sole Member and Manager of Louisiana Health Care Group, LLC, intervenes in this Shareholders' Agreement to acknowledge and agree to the terms of this Conversion Option and to ratify such terms.

                                       IX.
                                  MISCELLANEOUS


9.1 SHAREHOLDERS' RIGHTS OF CONTRIBUTION. If for any reason, a Shareholder sustains any liabilities or is required to pay any losses arising out of, or directly connected with, the Corporation, or the execution of any agreements or guarantees in connection with the Corporation's operations, which are in excess of his, her or its proportionate holdings of shares in the Corporation, the other Shareholders shall promptly reimburse the affected Shareholder this excess, so that each and every Shareholder of the Corporation will then have paid its proportionate share of such losses to the full extent of its holdings of shares in the Corporation.

9.2 GOVERNING LAW. This Agreement, and all transactions contemplated hereby, shall be governed by, construed and enforced in accordance with the laws of the State of Louisiana.

9.3 RECORDS AND ACCOUNTS. Each business enterprise of the Corporation shall maintain its own records and books of accounts, separate and apart from any other business enterprise of the Corporation.

9.4 AMENDMENTS; MODIFICATION. This Agreement may be amended, modified, or altered only by execution of a written agreement authorized by corporate resolution and signed by all the parties hereto.

9.5 NOTICES. Any and all notices, designations, consents, offers, acceptances, or any other communication provided for herein, shall be given in writing by United States certified mail addressed, in the case of the Shareholders, to his address appearing in the records of the Corporation, or to his residence, or to such other address as may be designated by him, and, in the case of the Corporation, to the principal office of the corporation, and shall be considered to have been delivered on the 5th day following the date stamped by the post office.

9.6 SEVERABILITY. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof and the Agreement shall be construed in all respects as if such invalid or unenforceable provision had been omitted.

9.7 BINDING EFFECT. This Agreement shall bind and, unless inconsistent with its provisions, shall inure to the benefit of the Executor, Administrator or Succession Representative, and the heirs and permitted assigns of each of the Shareholders.

9.8 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement of the parties with respect to the matters addressed herein. This Agreement shall not be construed or interpreted as a contract of employment. This Agreement supersedes any prior Agreement of the parties.


         THUS DONE AND SIGNED, in Jennings, Louisiana on the day and year first above written.

WITNESSES                                       "SHAREHOLDERS"


/s/ Barr Brown                                  /s/ David D. Hebert
------------------------------                  --------------------------------
                                                David D. Hebert

/s/                                             /s/ Christopher B. Thibodeaux
------------------------------                  --------------------------------
                                                Christopher B. Thibodeaux

"INTERVENOR"

LHC GROUP, LLC



BY: /s/ Keith G. Myers                          /s/ Kevin P. Touchet
   ---------------------------                  -------------------------------
   Keith G. Myers, Manager                      Kevin P. Touchet


                                                /s/ Daryl J. Albro
                                                -------------------------------
                                                Daryl J. Albro


"CORPORATION"
HERBERT AND THIBODEAUX                          LOUISIANA HEALTH CARE
PHYSICAL THERAPY, INC.                          GROUP, LLC

                                                BY: LHC GROUP, LLC, Manager


BY: /s/ Christopher B. Thibodeaux               BY:  /s/ Keith G. Myers
   ------------------------------                   ---------------------------
Christopher Thibodeaux, Secretary-Treasurer           Keith G. Myers, Manager



                        /s/ R. A. MacMillan
                     -----------------------------
                          Notary

                           CERTIFICATE OF AGREED VALUE


         WHEREAS, Louisiana Health Care Group, LLC, David D. Hebert, Christopher
B. Thibodeaux, Kevin P. Touchet and Daryl J. Albro, (hereinafter referred to as "Shareholders"), own all of the outstanding shares of Hebert & Thibodeaux Physical Therapy, Inc., a Louisiana corporation, (hereinafter referred to as "Corporation"), and

         WHEREAS, Shareholders and Corporation have executed an Agreement containing certain restrictions and obligations on the shares of stock of said Corporation,

         NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements contained in this Agreement, it is hereby agreed by the undersigned as follows:

1. Value. Pursuant to Paragraphs 2.3 and 2.4 of said Agreement for the purposes therein stated, for the current calendar year and continuing until a new Certificate is executed by the parties hereto, the value of the shares of said Corporation is hereby agreed to be_______________ DOLLARS ($_______) per share.

         THUS DONE AND SIGNED, on this the___day of____________, 200__, and effective the_____day of_____________, 200__ in Jennings, Louisiana.


SHAREHOLDERS                       HEBERT AND THIBODEAUX PHYSICAL THERAPY, INC.
                                   "CORPORATION"


                                   BY:
--------------------------             ---------------------------------------
David D. Hebert                       Christopher Thibodeaux, Sect-Treasurer


--------------------------         LOUISIANA HEALTH CARE GROUP, LLC
Christopher B. Thibodeaux          Shareholder

                                   BY:   LHC GROUP, LLC, Manager


                                   BY:
--------------------------            -------------------------------------
Kevin P. Touchet                        Keith G. Myers, Manager


--------------------------
Daryl J. Albro

                                   APPENDIX B

                               EXCHANGE AGREEMENT


         EXCHANGE AGREEMENT ("Agreement") made effective this 14th day of Sept., 2004, by and among LOUISIANA HEALTH CARE GROUP, LLC ("LHCG"), LHC GROUP, LLC ("LHC Group") and BETA HOME CARE, INC. ("Beta"). LHCG, LHC Group and Beta are referred to, collectively, herein as the "Parties". Christopher Baggett ("Baggett") and John Rudd ("Rudd") also join in this Agreement for the purposes of acknowledging and agreeing to the actions of Beta.

                                    RECITALS

         The Parties are the sole members of Acadian Home Health Care Services, LLC ("Acadian"), each owning the membership interest percentage ("Membership Interest") opposite their name on Schedule A attached hereto.

         Baggett and Rudd are the sole shareholders of Beta.

         Pursuant to the terms of a written operating agreement effective January 1, 2004 by and among the Parties ("Operating Agreement") and acknowledged to be the current operating agreement of Acadian (a copy of which is attached as Exhibit I), Beta has an option to convert its Membership Interest in Acadian into equity in LHC Group (the "Conversion Right") upon the occurrence of certain triggering events, including, but not limited to the closing of a qualifying initial public offering involving the equity of LHC Group.

         The Parties wish to enter into this Agreement in order to set forth their rights and obligations relating to the Conversion Rights in the event of a Qualifying IPO.

                   THE PARTIES HEREBY AGREE TO THE FOLLOWING:

1. EXCHANGE. Upon the closing of a Qualifying IPO (as defined below), Beta shall transfer, convey and deliver to LHC Group all right, title and interest in the Membership Interest of Beta in Acadian, in exchange for the following:

         1.1 300,000 shares of LHC Group common stock, as adjusted proportionately for any and all stock splits (the "Restricted Securities"); and

         1.2 cash consideration in an amount equal to the value of 153,772 shares of LHC Group common stock (without taking into consideration, and which amount shall therefore not be adjusted for, any stock splits between the date hereof and the closing date of the Qualifying IPO) times the per share offering price in a Qualifying IPO before underwriting discounts and commissions, payable as follows:

                  (a) One-half of such cash consideration shall be payable in cash within thirty (30) days following the closing date of the Qualifying IPO; and

                  (b) The balance of such cash consideration shall be payable within one hundred fifty (150) days following the Closing Date of the Qualifying IPO.

2. ISSUANCE OF STOCK CERTIFICATES/STOCK RESTRICTIONS. On the closing date of the Qualifying IPO, LHC Group shall issue stock certificates to Beta evidencing its ownership interest in the Restricted Securities. Beta, Rudd and Baggett hereby acknowledge that the Restricted

         Securities will not be registered under the Securities Act (as defined below). Beta also agrees not to sell or transfer the Restricted Securities for a period of at least one year following the closing date of the Qualifying IPO. Further, Beta agrees to execute a lock up agreement in a form agreed to by LHC Group and the underwriters in the Qualifying IPO pursuant to which Beta will agree not to sell any of the Restricted Securities for a period of one year following the closing date of the Qualifying IPO.

3. RETURN OF MEMBERSHIP INTEREST. On the closing date of the Qualifying IPO, Beta shall return to LHC Group any and all certificates or other instruments evidencing its ownership interest in Acadian, and shall, at the option of LHC Group, deliver such other evidence of the transfer of its interest to LHC Group as is reasonably required by LHC Group.

4.       REPRESENTATIONS.

         a. Beta represents and warrants to LHC Group that it has not assigned, transferred or conveyed any interest in the Membership Interest in Acadian to any affiliate or other third party, and that it owns such Membership Interest free and clear of any and all liens, mortgages, charges, encumbrances, voting trust or other restrictions of any kind;

         b. Beta, Baggett and Rudd represent that they have received no material information regarding this investment in LHC Group other than information which is generally available to the public. They further acknowledge and represent that they have not made their decision to enter into this Agreement, or to cause Beta to enter into this Agreement, based in whole or in part on any representations of LHC Group, its officers, shareholders, attorneys, consultants or agents regarding
                  LHC Group or its future, or the investment;

         c. Beta is converting its Membership Interests into the Restricted Securities for its own account, with the intention of holding the Restricted Securities for investment and with no present intention of dividing or allowing others to participate in this investment or of reselling or otherwise participating, directly or indirectly, in a distribution of the Restricted Securities; and it will not make any sale, transfer, or other disposition of the Restricted Securities without registration under the Securities Act (as defined below) and similar state acts unless an exemption from registration is available under the Securities Act and similar state acts.

         d. The current facts surrounding this investment do not satisfy conditions under Rule 144 under the Securities Act that would permit the undersigned to resell the Restricted Securities under such Rule; even if satisfaction of the conditions under Rule 144 should occur, the undersigned could resell the Restricted Securities in reliance upon the provisions of Rule 144 only in limited amounts and in accordance with the other terms and conditions of Rule 144; and in connection with any resale of the Restricted Securities by the undersigned that Rule 144 does not permit, the undersigned must comply with some other registration exemption.

         e. Each of Beta, Rudd and Baggett is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated by the Securities and Exchange Commission. Each of Beta, Rudd and Baggett acknowledges that by reason of his or its business or financial experience or the business or financial experience of his professional advisor(s), he has the capacity to protect his or its own interests in connection with Beta's receipt of the Restricted Securities.

5.       SETTLEMENT AND COMPROMISE.

         a. The Parties acknowledge and agree that effective as of the closing date of the Qualifying IPO the terms of this Agreement shall serve as a full and complete settlement and compromise of any and all claims, demands, liens, lawsuits, actions, causes of action, debts, costs, rights, liabilities, damages, costs and expenses arising out of, related to, or in any way connected with Beta's ownership of the Membership Interest in Acadian and the Parties' relationship under the Operating Agreement, provided that nothing in this Agreement shall release any party of its obligations set forth in this Agreement.

         b. The Parties further acknowledge and agree that effective as of the date of this Agreement the terms of this Agreement shall serve in lieu of, and supersede in their entirety the terms of the Operating Agreement with regards to the Conversion Rights notwithstanding any provision to the contrary contained therein. Beta, Rudd and Baggett hereby release LHC Group, Acadian and their officers, directors and affiliates from any and all claims, demands, liens, lawsuits, actions, causes of action, debts, costs, rights, liabilities, damages, costs and expenses relating to or arising out of the Conversion Rights excluding claims relating to the obligation of LHC Group to issue the Restricted Securities and make the cash payments required by Section 1 hereof upon a Qualifying IPO.

6. CONDITION PRECEDENT. The Parties' obligations under this Agreement are specifically conditioned upon the closing of a Qualifying IPO involving the equity of LHC Group. A "Qualifying IPO" means the sale by LHC Group or its successor of shares of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act") at a total public offering price per share (prior to underwriters' commissions and expenses) of not less than $10 (appropriately adjusted for any stock split, dividend, combination or other recapitalization) and which results in aggregate cash proceeds to LHC Group of not less than $25 million (the "Qualifying IPO").

7. INDEMNIFICATION. Beta, Baggett and Rudd agree to severally protect, defend, reimburse, pay, indemnify, release, dismiss, discharge and forever hold harmless LHC Group, its successors and assigns, in respect of any and all losses, claims, demands, liens, lawsuits, actions, causes of action, debts, costs, rights, liabilities, damages, costs and expenses, whether known or unknown, arising out of, related to, or in any way connected with Beta's ownership of the Membership Interest in Acadian, the Parties relationship under the Operating Agreement, or the representations made by Beta, Baggett and Rudd herein.

8. CLOSING DATE RELEASE. In consideration for the receipt of the Restricted Securities and the promise of LHC Group to make the cash payments required by Section 1.2, Beta, Rudd and Baggett agree that on the Closing Date of the Qualifying IPO they will execute a general release of LHC Group and Acadian pursuant to which they agree to release LHC Group, Acadian and their officers, directors and affiliates from any and all claims, demands, liens, lawsuits, actions, causes of action, debts, costs, rights, liabilities, damages, costs and expenses arising out of, related to, or in any way connected with Beta's ownership of the Membership Interest in Acadian, the Conversion Rights and the Parties' relationship under the Operating Agreement.

9. BINDING EFFECT. This Agreement shall be binding upon and inure to the benefit of the respective Parties hereto, their legal representatives, successors and assigns.

10. ENTIRE AGREEMENT. This Agreement supersedes all agreements previously made between the Parties hereto relating to its subject matter.

11. GOVERNING LAW. This Agreement shall be construed in accordance with and governed by the laws of the State of Louisiana.

12. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be one and the same instrument.


                      [Signatures continued on next page]

         IN WITNESS WHEREOF, the Parties have signed this Agreement on the date first written above.


WITNESSES:                              LHC GROUP, LLC

/s/ Elistca R. Comeaux
------------------------------
/s/ Judy Morton                         By: /s/ Keith G. Myers
------------------------------              -----------------------------------
                                            Keith G. Myers, Manager


                                        LOUISIANA HEALTH CARE GROUP, LLC
                                        By LHC Group, LLC, Manager

/s/ Elistca R. Comeaux
------------------------------
/s/ Judy Morton                         By: /s/ Keith G. Myers Manager
------------------------------              -----------------------------------
                                            Keith G. Myers, Manager


                                        BETA HOME CARE, INC.

/s/ Elistca R. Comeaux
------------------------------
/s/ Judy Morton                         By: /s/ Christopher Baggett
------------------------------              -----------------------------------
                                            Christopher Baggett, President


/s/ Elistca R. Comeaux
------------------------------
/s/ Judy Morton                         /s/ Christopher Baggett
------------------------------          ---------------------------------------
                                                 Christopher Baggett


                      [Signatures continued on next page]

/s/ Elistca R. Comeaux
------------------------------
/s/ Judy Morton                         /s/ John Rudd
------------------------------          ---------------------------------------
                                                      John Rudd


                            /s/ Richard A. MacMillan
                         ------------------------------
                                 NOTARY PUBLIC

                                  SCHEDULE A


                              MEMBERSHIP SCHEDULE
                   ACADIAN HOME HEALTH CARE SERVICES, L.L.C.
                             AS OF: JANUARY 1, 2004



LOUISIANA HEALTH CARE GROUP, LLC             62.50 UNITS

BETA HOMECARE, INC.                          37.50 UNITS

                                   APPENDIX C

                                                                          VII-50

                  HEBERT AND THIBODEAUX PHYSICAL THERAPY, INC.

                             SHAREHOLDERS' AGREEMENT

      THIS AGREEMENT is entered into this 29th day of April, 2004, and is effective as of the 1st day of May, 2004 (the "Effective Date") by and between Louisiana Health Care Group, LLC, David D. Hebert, Christopher B. Thibodeaux, Kevin P. Touchet and Daryl J. Albro (hereinafter separately referred to as "Shareholder" and together as "Shareholders"), and Hebert and Thibodeaux Physical Therapy, Inc., a corporation organized and existing under the laws of the State of Louisiana, (hereinafter referred to as the "Corporation").

                                   WITNESSETH:

      WHEREAS, the Corporation presently has authorized One Hundred (100) shares of common stock, One Hundred (100) of which are presently issued and outstanding;

      WHEREAS, the Shareholders own all of the outstanding shares of the Corporation;

      WHEREAS, the individual interest of each shareholder in the Corporation is as follows:

                                   NUMBER OF
             NAME                   SHARES
--------------------------------   ---------
Louisiana Health Care Group, LLC     51.00
David D. Hebert                      14.75
Christopher B. Thibodeaux            14.75
Kevin P. Touchet                     12.25
Daryl J. Albro                        7.25


      WHEREAS, each Shareholder is presently employed by the Corporation;

      WHEREAS, the parties have jointly negotiated the terms of this Agreement and intend this Agreement to have effect from and after the Effective Date noted above;

      WHEREAS, the Shareholders believe that it is in the best interests of the Shareholders and the Corporation to make provision for the terms governing their relationships, and the future disposition of the shares of the Corporation.

      NOW, THEREFORE, in consideration of the employment of each Shareholder by the Corporation, and the premises and mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and sale of the stock aforementioned, and to set forth the terms, rights and responsibilities governing their relationships, it is hereby agreed as follows:

                                       I.
                             DIRECTORS AND OFFICERS

1.1 For so long as this Agreement remains in effect, each Shareholder agrees to vote all of such Shareholder's shares of common stock of the Corporation entitled to vote which may now or hereafter be owned or held of record by such Shareholder, or as to which such Shareholder now or hereafter has voting power, and otherwise exert their best efforts at all times in good faith, to effectuate the election of the following candidates as Directors:

            Directors
            Keith G. Myers
            Earline Bihm

1.2 For so long as this Agreement remains in effect, each Shareholder agrees to cause the elected directors to vote, and otherwise exert their best efforts at all times in good faith, to effectuate the election of the following candidates for office:

      President:             Keith G. Myers

      Secretary-Treasurer:   Christopher Thibodeaux

1.3 Each Shareholder in his capacity as Shareholder and Director, hereby grants to, and is deemed to have executed in favor of, all of the other Shareholders and Directors, an irrevocable proxy to vote, or to give written consent with respect to, all the voting equity securities owned by the grantor of the proxy (i) for the election of the officers and board of directors as designated herein, (ii) against any amendment or restatement of the Corporation's articles of incorporation, (iii) against any amendment or restatement of the Corporation's bylaws, (iv) against any increase in the number of directors, (v) against the issuance of any stock or securities, or any subscriptions, warrants, options or other rights for same, and (vi) against the termination of the Corporation's Management Agreement with LHC Group, LLC or its successors.

1.4 The shareholders agree to use their best efforts, in good faith, to attend all meetings, to vote and act harmoniously, and to elect all members of the Board and officers annually.

                                       II.
                       RESTRICTIONS ON TRANSFER OF SHARES

2.1 RESTRICTION ON SHARES. So long as all the Shareholders are alive, each shall not transfer or encumber, in any manner, the shares of the Corporation which he now owns or may hereafter acquire, except as follows:

A. SALE, TRANSFER OR ENCUMBRANCE OF SHARES. Any Shareholder who desires to sell, transfer or encumber all or any part of his shares shall first offer such shares for sale to the Corporation, and thereafter to the other Shareholders who are parties to this Agreement at the same price and on the same terms offered by a bonafide prospective purchaser, or transferee, as the case may be. Within thirty (30) days of receipt of a written offer, the Corporation shall have the right to purchase the entirety of the shares thus offered or any lesser portion thereof for a price in proportion to the offering price based on the number of shares it agrees to purchase. In the event that the Corporation does not purchase the entirety of the shares thus offered, the other Shareholders may purchase the shares not so accepted, and in such case shall be ratable to the respective holdings of such other Shareholders, hut if any such Shareholder, entitled to purchase shares, fails to accept the offer, either in whole or in part, the other Shareholders may purchase the shares not so accepted. If such other Shareholders fail to purchase the shares within ten (10) days after written notice from the selling Shareholder that the Corporation has refused the offer of shares, the restrictions upon such shares, imposed by this paragraph, shall automatically terminate at the end of thirty (30) days from the date of the notice.

2.2 REVERSION OF STOCK UPON TERMINATION OF EMPLOYMENT. Upon the termination of employment with the Corporation of a Shareholder, all the shares held by said Shareholder shall revert to the Corporation, automatically and immediately, effective upon the date the employment terminates. Within ninety (90) days of the effective date of termination of employment, the Corporation shall tender to the terminated Shareholder an amount equal to the product of the hook value of the Corporation and the percentage of stock held by the terminated Shareholder (calculated based upon the then issued and outstanding stock of the Corporation), as of the effective date of termination of employment.

2.3 OPTION TO PURCHASE STOCK ON DEATH OR TERMINATION OF EMPLOYMENT. Upon the death of a Shareholder, or upon the termination of employment of a Shareholder by the Corporation the remaining Shareholders shall have the option to purchase all the shares of stock of the Corporation owned by the deceased or terminating Shareholder, upon the following terms:

      A. RIGHT to PURCHASE. The right to purchase in such case shall be ratable to the respective holdings of the remaining Shareholders, but if any such Shareholder fails to exercise his option, either in whole or in part, the other Shareholders may purchase such shares. The option to purchase the shares of the decedent shall be exercised by serving written notice on the representative of the succession of the decedent or the terminating employee ("Transferror") within fifteen (15) days after the qualification of such representative or the termination of employment. In the event the remaining Shareholders fail to purchase all the stock of the deceased or terminating Shareholder, the Corporation may elect to purchase the remaining stock.

      B.    PURCHASE PRICE. The purchase price shall be determined according to
            Section 2.4
            of this Agreement.

      C. CLOSING. The closing of such purchase and sale shall take place at the offices of the Corporation, on a date selected by the Corporation, upon five (5) days notice to the Transferror, which date shall not be more than one hundred eighty (180) days from the date of the qualification of the Transferor or the termination of employment and not less than thirty (30) days following such date.

      D. PAYMENT OF PURCHASE PRICE. In the event of the death of a Shareholder, if the Shareholder is subject to an insurance "buy-out" arrangement with the Corporation, the rights to purchase the decedent's stock shall be exercisable only by the Corporation and the Purchase Price shall be paid in full within thirty (30) days of receipt of the proceeds by the Corporation. Otherwise, and in the event a Shareholder's employment is terminated, the purchase price shall be payable as follows:

            i.    Ten (10%) percent to be paid in cash; and

            ii. Ninety (90%) percent to be represented by a promissory note executed by the purchasing Shareholders, or the Corporation, as the case may be, payable in one hundred twenty (120) equal monthly installments, such note to be secured by the stock and payable with interest thereon at a rate which shall be established at the time of closing, and which shall equal the average of the real estate mortgage rate of interest charged by three (3) banks with offices in Jefferson Davis Parish selected by the Board of Directors of the Corporation.

      E. SECURITY. Whenever a Shareholder purchases shares of capital stock under this Agreement, such purchaser, unless he shall have paid the entire purchase price in cash, shall, following the delivery of the purchased stock, pledge the stock to the Seller with a reservation of dividend and voting rights in favor of the purchasing Shareholder, and deliver the certificates of stock issued to the purchasing Shareholder to the Seller as security for the payment of the unpaid purchase price; and such capital stock shall be so held until the entire purchase price shall be paid. Upon full payment of the purchase price, the stock shall be returned to the purchasing Shareholder.

      F. FAILURE TO EXERCISE OPTION. Upon the failure of the surviving Shareholders and/or the Corporation to exercise the option to purchase all the shares of stock of the Corporation owned by the decedent within one hundred eighty (180) days of his death, the restrictions imposed in this paragraph shall terminate.

2.4 PURCHASE PRICE. The price for each share of capital stock to be sold under paragraph 2 of this Agreement shall be as follows:

      A. In the event of death, the product of the equity interest of the Shareholder, as of the date of death, and the amount specified in the latest executed Certificate of Agreed Value.

      B. In the event of a termination of employment the product of the value of equity interest of the Shareholder and the value of the Corporation as determined by the Corporation's public accounting firm. For purposes of ascertaining the value of the Corporation, the following shall be observed:

            i.    No allowance shall be made for good will;

            ii. All accounts payable shall be taken at face amount, less discounts deductible therefrom, unless in the opinion of the Corporation's accountant, a reserve is necessary;

            iii. All furniture and fixtures and equipment are to be computed at the depreciated value appearing on the books of the Corporation;

            iv. Inventory or supplies shall be computed at cost or market value, whichever is lower;

            v. All unpaid and accrued federal, state, city and municipal taxes, including, but not limited to, sales, payroll, unemployment insurance, excise, franchise and income, shall be deducted as liabilities. The Federal Income Surtax Exemption and State Income Tax Exemption shall be prorated for the fiscal year involved. If the Corporation is treated as an "S" corporation on the valuation date, state and federal taxes shall be accrued as if the Corporation was not an "S" corporation;

            vi. Death proceeds of insurance held by the Corporation, if any, insuring the life of a deceased Shareholder whose stock is being valued for purchase under this Agreement, shall not be included in the valuation to the extent such proceeds exceed the unpaid premiums and cash value on the policy of the insured Shareholder;

            vii. The date of determination of the stock value ("Valuation Date") shall be the last day of the month immediately preceding the making of the Transferror's offer, or the termination of the Shareholder's employment.

            viii. Contractual obligations of the Corporation, contingent or otherwise, under non-qualified "Deferred Compensation Agreements", "Salary Continuation Agreements", or other such agreements shall be fully valued as a liability of the Corporation without discount for interest or any contingency, including the termination of employment of any contracting employee, which might reduce or terminate the Corporation's obligation under such agreement, unless such a contingency as to a contractual obligation occurred before or on the date of valuation, in which event, the resulting reduction or termination in value of the Corporation's liability shall be considered;

      C. The cost of determination of such purchase price shall be paid by the Corporation;

2.5 ENDORSEMENT OF STOCK CERTIFICATE. All certificates for shares of the Corporation shall be endorsed with a statement indicating that transfer of the shares represented by the certificate are subject to restrictions contained in this Shareholders' Agreement.

2.6 VALUE OF PURCHASE PRICE FOR TAX PURPOSES. It is understood that the Purchase Price, determined as set forth hereinabove, shall be the value of the purchased shares for all tax purposes. In the event such value is later increased by any federal or state taxing authority, any tax liability resulting from such increase shall be borne by the parties equally.

2.7 DEADLOCK. If any Shareholder becomes dissatisfied with the other Shareholders, the operation of the Corporation, or otherwise, the dissatisfied Shareholder shall have the right to deliver to the other Shareholders in identical form a written offer setting forth the price and other terms at which the offering Shareholder both:

      A. Irrevocably offers to sell all, but not less than all, his interest in the Corporation to the other Shareholders, or

      B. Irrevocably offers to buy all, but not less than all, the other Shareholders' interest in the Corporation.

            i. Within fifteen (15) days after the offering Shareholder delivers said offer to the other Shareholders, the other Shareholders must accept either the offer to sell or the offer to buy by delivery of a written acceptance of either the offer to sell or the offer to buy. Should the decision of the other Shareholders to buy or sell not be unanimous, each Shareholder who dissents from the majority decision shall have the right to join with the offering Shareholder to sell his interest to, or to buy the interests of, the remaining other Shareholders, as the case may be. If the other Shareholders fail to deliver said notice of acceptance within such thirty (30) day period, the offering Shareholder shall elect which offer has been accepted and shall give notice of such election to the other Shareholders within ten (10) days after such thirty (30) day period.

            ii. Any offer, acceptance or notice of election under this Agreement shall be deemed to be duly delivered when delivered in person or when mailed by certified mail, postage prepaid, addressed to the appropriate recipient thereof at his last known address as shown on the books of the Corporation.

            iii. If there shall be more than one Shareholder purchasing pursuant to this section, each of such purchasing Shareholders shall be entitled to purchase such proportionate part of the Corporation's interests, being sold pursuant to this, as the percentage interest then owned by him bears to the total percentage interest then owned by all of the Shareholders who shall desire to purchase part of the Corporation's interests being sold, or such greater part of the Corporation's interests being sold as shall be agreed upon by all the Shareholders who shall desire to purchase part of the Corporation's interests being sold pursuant thereto.

            iv. The closing of any purchase and sale under this section shall be held at the principal office of the Corporation (or such other place as may be agreed upon by the offering Shareholder and the other Shareholders), within ninety (90) days after delivery of the initial offer to the other Shareholders, At the closing, the amount of the purchase price shall be paid in cash, or otherwise as specified in the initial offer, against delivery of all documents necessary to transfer all of the selling Shareholder(s)' interests.

2.8 INDEBTEDNESS OF A SHAREHOLDER. In the event that there is a purchase and sale of shares of stock or interest therein, pursuant to the provisions herein above, and there is any indebtedness owed by the selling Shareholder or his estate to any party to this Agreement, then, notwithstanding the said provisions relating to the payment of the purchase price, any amount to be paid for the stock being purchased shall be applied first to reduce and satisfy any indebtedness owed by the selling Shareholder or his estate to any party under this Agreement.

2.9 DEFAULT, In the event of a default in any payment as provided for in Paragraph 2.3 herein above, the Seller shall deliver to the surviving or remaining Shareholders that portion of the shares of the purchasing Shareholder equal to the ratio that the amount paid bears to the total purchase price, and shall retain the balance of such shares. The estate or the Seller, whichever the case may be, shall retain the portion of the purchase price received and shall have a claim against the surviving or remaining Shareholders for the difference between the value of the shares as of the date of purchase and the value thereof as of the date of default. No other claim for damages shall be available to the estate or the Seller.

                                      III.
                          ISSUANCE OF ADDITIONAL STOCK

3.1 No additional capital stock of this Corporation shall hereafter be authorized, and no additional authorized capital stock of this Corporation shall hereafter be issued, without the unanimous consent of all the Shareholders.

                                       IV.
                                NON-COMPETITION

5.1 NON-COMPETITION. In consideration of the issuance of stock in the Corporation and the mutual obligations assumed under this Agreement by each Shareholder and by the Corporation, each Shareholder agrees that except as may be specifically agreed to in writing by the Corporation, for throughout the term of this Agreement and during a period of two (2) years following its termination, he shall not carry on or engage or participate in any business the same as or in competition with the Corporation within Jefferson Davis Parish. The phrase "the business of the Corporation" means provision of physical therapy, occupational therapy and/or cardiac rehabilitation services. The phrase "carry on or engage or participate in a business the same as or in competition with the Corporation" shall include but not be limited to, the doing, by the Shareholder, of any of the following listed acts:

      A. carrying on or engaging in any such business as a principal, or on his own account, or solely or jointly with others, or as a director, officer, agent, employee, consultant or partner (general or limited) or stockholder or holder of any partnership interest (general or limited) or holder of any equity interest or membership interest of any entity, including a sole proprietorship, corporation, partnership, limited partnership or limited liability company; or

      B. as agent or principal carrying on or engaging in any activities or negotiations with respect to the acquisition or the disposition of any such business; or

      C. giving advice to any other person, firm, association or corporation engaging in any such business; or

      D. lending or allowing his name or reputation to be used in any such business; or

      E. allowing his skill, knowledge, experience or reputation to be used in any such business; or

      F. calling upon any person or entity to which the Corporation has heretofore provided, is currently providing or has heretofore been negotiating for the provision of physical therapy, occupational therapy or cardiac rehabilitation services, for the purpose of soliciting, diverting, enticing away the business of such person or entity, or otherwise disrupting the previously established or future relationship between such person and the Corporation; or

      G. hiring, offering to hire, or employing, or entering into business with, whether as a joint venture, partnership, corporation or otherwise, or offering or agreeing to do any of the foregoing with any employees of the Corporation within Jefferson Davis Parish.

5.2 ENFORCEMENT. It is the desire and intent of the parties that the provisions of this Article V shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, to the extent that the covenant hereunder shall be adjudicated to be invalid or unenforceable in any one such jurisdiction, this Article V shall be deemed amended to delete therefrom or reform the portion thus adjudicated to be invalid or unenforceable, such deletion or reformation to apply only with respect to the operation of this Article in the particular jurisdiction in which such adjudication is made. Moreover, each provision of this Agreement is intended to be severable; and in the event that any one or more of the provisions contained in this Agreement shall for any reason be adjudicated to be invalid or unenforceable in any jurisdiction, the same shall not affect the validity and enforceability of any other provisions of this Agreement in that jurisdiction, but this Agreement shall be construed in such jurisdiction as if such invalid or unenforceable provision had never been contained therein. The parties agree that upon the breach or threatened breach of any covenant of this Agreement, the Corporation would suffer irreparable harm for which it would have no adequate remedy at law and would, therefore, be entitled to injunctive relief against any such breach or threatened breach as well as whatever other remedies may be available to it.

                                       VI.
                                   TERMINATION

6.1 TERMINATION OF AGREEMENT. This Agreement shall terminate upon the occurrence of one of the following events:

      A. The written agreement of the parties hereto or their permitted successors in interest to that effect;

      B. The bankruptcy, receivership, liquidation or dissolution of the Corporation;

      C. The disposal of all the shares of stock of any Shareholder during his lifetime or by his succession representative or estate upon his death, as to such retiring or deceased Shareholder only; or

      D. AH of the issued and outstanding stock of the Corporation becoming owned by a single Shareholder of the Corporation.

      E. The Corporation or any of its officers, directors, or any shareholder is:

            (i) convicted of a felony relating to (i) federal or state health care program fraud or abuse; or (ii) the neglect or abuse of a patient; or

            (ii) excluded or debarred from participation in the Medicare or Medicaid programs.

                                      VII.
                                   OPERATIONS

7.1 LHC Group, LLC shall manage the operations of the Corporation pursuant to a Management Services Agreement, and the Corporation should become fully integrated with LHC Group's operations and collaborate with its affiliates to maximize efficiency and profitability. Accordingly, the Shareholders unanimously agree that the Corporation shall enter into a Management Services Agreement with LHC Group, LLC conferring upon it the authority and power to manage the day-to-day operations of the Corporation and further providing it with the authority and powers customarily conferred upon a Manager of a limited liability company.

7.2 The Shareholders unanimously agree that the Corporation should embark on a path of growth to expand services into surrounding communities in Southwest Louisiana including but not limited to Lake Arthur, Crowley, and Lake Charles, doing business in markets outside of Jeff Davis Parish as Louisiana Physical Therapy, an affiliate of Louisiana Health Care Group, LLC, In furtherance of this goal, the Shareholders agree that LHC Group marketing personnel based in Jennings shall be allocated to promote the Corporation's services in proportion to the Corporation's Net Revenues compared to those of Jeff Davis Home Health, and Louisiana Hospice and Palliative Care of Jennings.

7.3 Unless otherwise agreed to by a two-thirds majority of the Shareholders, the Shareholders agree that the Corporation shall distribute to the Shareholders any Net Income in excess of the foreseeable needs of the Corporation within 60 days of the end of each calendar quarter.

7.4 The Corporation's books and records shall be kept on the accrual basis of accounting.

                                      VIII.
                               CONVERSION OPTION

8.1 In the event that LHC Group, LLC is sold, merged or otherwise acquired, or if it undertakes an initial public offering (collectively referred to herein as "Sale Event"), each shareholder of Hebert &Thibodeaux Physical Therapy, Inc. shall have the option to: (i) exchange its holdings of stock in the Corporation to LHC Group, LLC Membership Units at a value proportionate to the earnings of Corporation in relation to all other LHC Group, LLC operations or (ii) to sell its holdings of Stock in the Corporation to Louisiana Health Care Group, LLC at a price determined as the product of: (i) the Shareholder's percentage holdings of stock in the Corporation, and (ii) FIVE HUNDRED PERCENT (500%) of the Company's Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) for the twelve calendar month period ending on the last day of the last calendar month prior to the event giving rise to the valuation. LHC Group, LLC shall give each Shareholder no less than ten (10) days written notice of the pendency of a

      Sale event, and the Shareholder shall have an additional ten (10) days to exercise this Conversion Option.

8.2 In the event that the Shareholder elects to exercise the first alternative option, LHC Group, LLC agrees to complete the conversion of the Shareholder's stock to LHC Group Units and to issue the Units within thirty (30) days of receipt of notice of the exercise. The proportionate number of Units to be issued shall be calculated as the percentage holding of stock of the Shareholder multiplied by the product of (i) the total issued and outstanding Units of LHC Group, LLC as of the date of the notice and (ii) a fraction, the numerator of which is the Corporation's EBITDA and denominator of which is LHC Group, LLC's EBITDA. As a conditions precedent to the issuance of the Units by LHC Group, LLC, the Shareholder will: (i) execute a written consent to the Sale Event; and
      (ii) execute a counterpart to the Operating Agreement. The Units issued to the Shareholder shall be subject to all terms, conditions and restrictions contained in the Operating Agreement The Shareholder shall be bound by the terms and conditions of the Sale Event in respect to the Units issued to it by LHC Group, LLC.

8.3 In the event that the Shareholder elects to exercise the second alternative option, LHC Group, LLC agrees to pay the purchase price by delivery of an unsecured, non-negotiable promissory note in the amount of the purchase price, with LHC Group, LLC as maker, payable in twenty equal quarterly installments, commencing ninety days after the effective date of the transfer, with interest at the prime rate published in the Wall Street Journal on the date of the transfer without prepayment penalties. The note shall contain a subordination clause subordinating the note to all other debts of LHC Group, LLC. At its sole option and discretion, LHC Group, LLC may pay all or part of the purchase price in cash at the time of the transfer.

8.4   This Conversion Option shall terminate upon the earlier to occur of:

      A.    The termination of this Agreement;

      B. The disposal of all the shares of stock of any Shareholder during his lifetime or by his succession representative or estate upon his death, as to such retiring or deceased Shareholder only; or

      C. Upon the withdrawal of Louisiana Health Care Group, LLC as a shareholder of the Corporation.

8.6 The parties acknowledge and agree that it is their intention for this Conversion Option to operate only so long as the Sale Event actually occurs and closes. In the event that the Sale Event does not occur as scheduled, the exchange performed under the option shall automatically and immediately be rescinded, without any requirement of notice by either party, and Shareholder shall surrender any Units received and, likewise shall have returned to him the stock tendered for conversion, or the stock shall be returned and the purchase price shall be returned or promissory note cancelled, as the case may be.

8.5 LHC Group, LLC, the sole Member and Manager of Louisiana Health Care Group, LLC, intervenes in this Shareholders' Agreement to acknowledge and agree to the terms of this Conversion Option and to ratify such terms.

                                       IX.
                                 MISCELLANEOUS

9.1 SHAREHOLDERS' RIGHTS OF CONTRIBUTION. If for any reason, a Shareholder sustains any liabilities or is required to pay any losses arising out of, or directly connected with, the Corporation, or the execution of any agreements or guarantees in connection with the Corporation's operations, which are in excess of his, her or its proportionate holdings of shares in the Corporation, the other Shareholders shall promptly reimburse the affected Shareholder this excess, so that each and every Shareholder of the Corporation will then have paid its proportionate share of such losses to the full extent of its holdings of shares in the Corporation.

9.2 GOVERNING LAW. This Agreement, and all transactions contemplated hereby, shall be governed by, construed and enforced in accordance with the laws of the State of Louisiana.

9.3 RECORDS AND ACCOUNTS. Each business enterprise of the Corporation shall maintain its own records and books of accounts, separate and apart from any other business enterprise of the Corporation.

9.4 AMENDMENTS; MODIFICATION. This Agreement may be amended, modified, or altered only by execution of a written agreement authorized by corporate resolution and signed by all the parties hereto.

9.5 NOTICES. Any and all notices, designations, consents, offers, acceptances, or any other communication provided for herein, shall be given in writing by United States certified mail addressed, in the case of the Shareholders, to his address appearing in the records of the Corporation, or to his residence, or to such other address as may be designated by him, and, in the case of the Corporation, to the principal office of the corporation, and shall be considered to have been delivered on the 5th day following the date stamped by the post office.

9.6 SEVERABILITY. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof and the Agreement shall be construed in all respects as if such invalid or unenforceable provision had been omitted.

9.7 BINDING EFFECT. This Agreement shall bind and, unless inconsistent with its provisions, shall inure to the benefit of the Executor, Administrator or Succession Representative, and the heirs and permitted assigns of each of the Shareholders.

9.8 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement of the parties with respect to the matters addressed herein. This Agreement shall not be construed or interpreted as a contract of employment. This Agreement supersedes any prior Agreement of the parties.

      THUS DONE AND SIGNED, in Jennings, Louisiana on the day and year first above written.

WITNESSES                                        "SHAREHOLDERS"

BARR BROWN                                       /s/ David D. Hebert
----------------------------------------------   -------------------------------
                                                 David D. Hebert

                                                 /s/ Christopher B. Thibodeaux
----------------------------------------------   -------------------------------
                                                 Christopher B. Thibodeaux
"INTERVENOR"
LHC GROUP, LLC

BY: /s/ Keith G. Myers                           /s/ Kevin P. Touchet
    ------------------------------------------   -------------------------------
    Keith G. Myers, Manager                      Kevin P. Touchet

                                                 /s/ Daryl J. Albro
                                                 -------------------------------
                                                 Daryl J. Albro

"CORPORATION"
HEBERT AND THIBODEAUX                            LOUISIANA HEALTH CARE
PHYSICAL THERAPY, INC.                           GROUP, LLC

                                                 BY: LHC GROUP, LLC, Manager

BY: /s/ Christopher B. Thibodeaux                BY: /s/ Keith G. Myers
    ------------------------------------------       ---------------------------
Christopher B. Thibodeaux, Secretary-Treasurer       Keith G. Myers, Manager

                       ----------------------------------
                                     Notary

                           CERTIFICATE OF AGREED VALUE

      WHEREAS, Louisiana Health Care Group, LLC, David D. Hebert, Christopher B, Thibodeaux, Kevin P. Touchet and Daryl J. Albro, (hereinafter referred to as "Shareholders"), own all of the outstanding shares of Hebert & Thibodeaux Physical Therapy, Inc., a Louisiana corporation, (hereinafter referred to as "Corporation"), and

      WHEREAS, Shareholders and Corporation have executed an Agreement containing certain restrictions and obligations on the shares of stock of said Corporation,

      NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements contained in this Agreement, it is hereby agreed by the undersigned as follows:

1. VALUE. Pursuant to Paragraphs 2.3 and 2.4 of said Agreement for the purposes therein stated, for the current calendar year and continuing until a new Certificate is executed by the parties hereto, the value of the shares of said Corporation is hereby agreed to be _____________________________________________
DOLLARS ($________) per share.

      THUS DONE AND SIGNED, on this the_________day of_____________, 200_____, and effective the__________day of_______________________, 200______in Jennings,
Louisiana.

SHAREHOLDERS                        HEBERT AND THIBODEAUX PHYSICAL THERAPY, INC.
                                    "CORPORATION"

_______________________________     BY: ________________________________________
 David D. Hebert                          Christopher Thibodeaux, Sect-Treasurer

_______________________________     LOUISIANA HEALTH CARE GROUP, LLC
Christopher B. Thibodeaux           Shareholder
                                    BY: LHC GROUP, LLC, Manager

_______________________________     BY:  _______________________________________
 Kevin P. Touchet                        Keith G. Myers, Manager

_______________________________
Daryl J. Albro

                                   APPENDIX D

                               OPERATING AGREEMENT
                                       OF
                    ACADIAN HOME HEALTH CARE SERVICES, L.L.C.

      This Operating Agreement is entered into and is effective as of the 1st day of January, 2004 (the EFFECTIVE DATE), by and among the undersigned Members who agree as set forth herein regarding the operations of Acadian Home Health Care Services, L.L.C., a Limited Liability Company, organized under and existing pursuant to the laws of the State of Louisiana:

                                    ARTICLE I
                                   DEFINITIONS

1.1   DEFINED TERMS

      As used in this Agreement, defined terms have the meanings hereinafter set forth:

      (a) "Act" means the Louisiana Limited Liability Company Law, Louisiana Revised Statutes 12:1301 et seq., and any successor statute as amended.

      (b) "Affiliate" means (i) any person directly or indirectly controlling, controlled by or under common control with a Member; (ii) any person owning or controlling 10% or more of the outstanding voting securities or membership interest of a Member; (iii) any officer, director, member, manager or other partner of a Member; and (iv) if a Member is an officer, director, joint venturer, member, manager or partner, any business or entity for which the Member acts in any such capacity.

      (c) "Agreement" or "Operating Agreement" means this Operating Agreement as originally executed and as amended from time to time.

      (d) "Articles" means the Articles of Organization of Acadian Home Health Care Services, L.L.C., as filed with the Secretary of State of Louisiana, as the same may be amended from time to time.

      (e) "Calendar Quarter" means the three calendar month periods ending on March 31st, June 30th, September 30th, and December 31st of each year.

      (f) "Capital Account" means a Capital Account maintained in accordance with the rules contained in of the Regulations.

      (g) "Capital Contribution" means any contribution to the capital of the Company in cash, property or future services by a Member whenever made.

      (h)   "Closing" means the Effective Date set forth above.

      (i)   "Code" means the Internal Revenue Code of 1986, as amended.

      (j) "Company" means Acadian Home Health Care Services, L.L.C., a Limited Liability Company organized under and existing pursuant to the laws of the State of Louisiana.

      (k) "Distributive Shares" means the share of distributed revenues from the Company due to each Member under the Membership Interests applicable to such distribution.

      (l) "Fiscal Year" means the Company's fiscal year, which shall be the calendar year.

      (m)   "Majority Vote" or "Votes" means given to these terms in Section
            4.15.

      (n) "Member" means any person executing this Agreement as a Member or hereafter admitted to the Company as a Member as provided in this Agreement, but does not include any person who has ceased to be a Member in the Company.

      (o) "Membership Interest" or "Interest" means a Member's interest in the Company in which the Member shares in the income, gains, expenses, profits, losses, deductions and credits of the Company, which Interest is expressed as the percentage of the Member's holdings of Units in the Company in proportion to the total issued and outstanding Units of the Company.

      (p) "Net Profits" and "Net Losses" means the Company's taxable income or loss determined in accordance with the Code for each of its Fiscal Years.

      (q) "Net Revenues" means total charges of the Company for services provided less contractual adjustments and allowances for bad debt.

      (r) "Officer" means one or more individuals appointed by the Members to whom the Members delegate specified responsibilities. The Members may, but shall not be required to, amend this Agreement to create such offices as they deem appropriate, including, but not limited to, President, Vice Presidents, Secretary and Treasurer. The Officers shall have such duties as are assigned to them by the Members from time to time, which duties shall be memorialized by written amendment to this Operating Agreement. All Officers shall serve at the pleasure of the Members and the Members by Majority Vote may remove any Officer from office without cause and any Officer may resign at any time.

      (s) "Person" means any individual, corporation, partnership, limited liability company or any other entity eligible to be a Member under the Act.

      (t) "Properties" means all of the Company's interests in any movable or immovable properties, contracts or other assets owned by the Company.

      (u) "Service Area" means Allen, Beauregard, Calcasieu, Cameron, and Jefferson Davis Parishes in the State of Louisiana.

      (v) "Transferor Member" means any Member who sells or transfers, or offers to sell or transfer, or attempts to sell or transfer his Units in the Company to another Person; or any Member who is subject to a voluntary or involuntary withdrawal.

      (w) "Treasury Regulations" or "Regulations" means the federal income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

      (x) "Units" means an interest in the Company acquired by a Member in exchange for capital contributions to the Company. Units shall represent an equity interest in the Company and shall have voting rights equal to one vote per Unit as set forth herein. The maximum authorized number of Units of the Company is ten million (10,000,000).

                                    ARTICLE 2
                                  ORGANIZATION

2.1   INTENT

      This Agreement constitutes the Operating Agreement of the Company, as referred to in the Company's Articles and the Act.

2.2   FORMATION

      The Company has been formed by the Members as a Louisiana limited liability company by the filing of Articles pursuant to the Act.

2.3   PURPOSES

      (a) The Company is formed for the purpose of acquiring and operating a Medicare certified home health agency within the Service Area in the State of Louisiana, and otherwise engaging in any lawful activity for which limited liability companies may be formed under the laws of the State of Louisiana as may be approved by the Members. In furtherance thereof, the Company may exercise all powers necessary to or reasonably connected with the Company's business which may be legally exercised by limited liability companies under the Act, and may engage in all activities necessary, customary, convenient, or incident to any of the foregoing.

      (b) The parties acknowledge that Louisiana Health Care Group, LLC owns and operates several home health agencies in south-central Louisiana, including agency offices located in Abbeville, Baton Rouge, Bunkie, Clinton, Crowley, Eunice, Ferriday, Franklin, Lafayette, New Iberia, Oakdalc, Opelousas, Palmetto, and Ville Platte whose service areas may overlap with Company's Service Area. The parties further acknowledge that Louisiana Health Care Group, LLC is in the process of acquiring or establishing home health agency offices in Bunkie and the greater Alexandria area. The parties further acknowledge that the Company's home health agency's authorized regulatory service area is that area within a fifty (50) statute mile radius of Lake Charles, Louisiana, and that this regulatory service area may result in the Company competing with other home health agency offices owned by subsidiaries or Affiliates of Louisiana Health Care Group, LLC. The parties agree that, while they intend for the Company to compete vigorously with nonaffiliated home health agencies, they do not intend for the Company to compete with such other home health agencies owned by Louisiana Health Care Group, LLC or its subsidiaries or Affiliates, but rather intend to cooperate and act in conjunction with such Affiliated entities in order to maximize the quality of care for patients at a minimum cost resulting from cost-sharing activities and shared expertise. Likewise the parties do not intend for such other home health agencies of such Member or its Affiliates to compete with Company. Therefore, the parties agree that the Company shall provide home health care services to patients who reside closer to Company's home health agency office than another home health agency office owned by Louisiana Health Care Group, LLC or one of its subsidiaries or Affiliates. Manager shall cause its Affiliates to refer patients to Company who reside closer to Company's home health agency office than to another home health agency office owned by Louisiana Health Care Group, LLC or one of its subsidiaries or Affiliates.

      (c) The parties agree that the foregoing limitations are not in the nature of a non-competition agreement, but rather are voluntary, self-imposed restrictions on operations of the Company to protect other business interests of the Company, the Members and their Affiliates, in the absence of which Company would not have transferred the Membership Interests to the Members and the Members would not have acquired such interest.

      (d) The parties further agree that these restrictions on the Company's operations may only be modified or rescinded upon the unanimous consent of the Members of the Company.

      (e) Notwithstanding the foregoing, the obligations contained herein are not intended to induce the referral of patients, items or services and the Parties acknowledge that there is no requirement that either Member refer patients to Company, except as may be consistent with the wishes of the patient and with law.

2.4   REGISTERED OFFICE AND AGENT

      The Company shall maintain a registered office and a registered agent in the State of Louisiana, which office and agent may be changed by the Members.

2.5   OTHER OFFICES

      In addition to its registered office in Louisiana, the Company may have other offices and places of business at such places, both within and without the State of Louisiana, as the Members may from time to time determine.

2.6   OPERATING AGREEMENT

      The affairs of the Company shall be governed by the Act, its Articles and this Operating Agreement. There shall be only one Operating Agreement governing the affairs of the Company and the relationships of the Members to one another as such relate to the business of the Company. Any oral or written agreement between or among the Members relating to the Company and the matters governed by this Operating Agreement shall be of no effect whatsoever unless and until the Members agree by Majority Vote (or, if applicable, by unanimous vote) to incorporate said agreement into this Operating Agreement.

                                   ARTICLE 3

                                    MEMBERS

3.1   MEMBERS

      The Members of the Company shall be those Persons who have joined in the execution of this Agreement, and any other Persons who may be hereafter approved for membership by the unanimous Vote of the Members.

3.2   EXECUTION OF THIS AGREEMENT

      The admission of an additional Member shall not become effective until the Person has executed this Agreement, or an appropriate supplement hereto, pursuant to which the new Member agrees to be bound by, and subject to, all of the terms and provisions hereof and restrictions herein.

3.3   MEMBERS HAVE NO EXCLUSIVE DUTY TO COMPANY

      (a) No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Members, no Member shall perform services for the Company or be entitled to compensation for services performed for the Company.

      (b) Except as otherwise expressly stated herein, no Member shall be required to participate in the Company as such Member's sole and exclusive function and any Member shall be entitled to and may have other business interests and may engage in other activities in addition to those relating to the Company and in addition to those permitted Related Party Transactions as described in Section 4.23. No Member shall have a business interest or engage in activities which are in direct competition with the Company's provision of home health care services without the expressed written approval of the other Members pursuant to a Majority Vote. Neither the Company nor any Member shall have any right, by virtue of this Operating Agreement, to share or participate in such other investments or activities of the Member or to the income or proceeds derived therefrom, and no member shall have any liability or responsibility for any losses sustained by a Member in such other investments or activities. The Member shall incur no liability to the Company or to any of the Members as a result of engaging in any other business or venture permitted by this Agreement.

                                    ARTICLE 4

                                   MANAGEMENT

4.1   MANAGERS

      (a) The business of the Company shall be managed by a Manager, who may, but need not, be Member, and who shall be a mandatary of the Company for all matters in the ordinary course of its business. LHC GROUP, LLC shall be the initial Manager of the Company, and appears herein to accept said appointment. To the extent authorized by this Agreement, the Manager shall have full, exclusive and complete discretion, control, power and authority in the management of the Company's affairs. The Manager shall have full power and authority to undertake any activity described in this Article and to execute and deliver on behalf of the Company such documents or instruments which the Manager deems appropriate in the conduct of the Company's business. No person, firm or corporation dealing with the Company shall be required to inquire into the authority of the Manager to take any action or make any decision.

      (b) The Manager shall be required to devote to the Company's affairs only such part of its time as is reasonably required to conduct the operations contemplated under this Agreement and shall be free to engage in any other business for its own account and/or for the account of others, however, no such business interests and activities may be in direct competition with the Company. Neither the Company nor any of the Members shall have any rights by virtue of this Agreement in any independent business ventures of the Manager. The Manager shall not take or recommend any action which may or will affect the Company's home health agency licensure or Medicare certification, or which violates any law or regulation.

      (c) Subject to the ultimate authority of the Members of the Company, the day to day management of the Company's operations within the Service Area shall be conducted by the Manager under the oversight and direction of a "Management Committee" which is hereby established. The Management Committee shall not take or recommend any action which may or will affect the Company's home health agency licensure or Medicare certification, or which violates any law or regulation. Each representative of the Members shall be assigned the following number of votes and each Member hereby designates the following representatives to exercise such votes on the Management Committee:

      PARTY              REPRESENTATIVE       VOTES
-------------------   ---------------------   ------
Company                   Keith G. Myers       62.5
Beta HomeCare, Inc.       Chris Baggett        37.5

      The votes granted to the representatives are for purposes of the management committee only and do not constitute "Votes" as same are defined in Section 4.15. Representatives on the Management Committee may meet and take action in accordance with the provisions of Sections 4.17 and 4.18 of this Agreement.

4.2   POWERS OF MANAGER.

      The Manager shall have all necessary powers to carry out the purposes and conduct the business of the Company including, without limitation, excepting any specific limitations contained in this Agreement or in applicable law, the authority, right and power on behalf of the Company to:

      (a) To negotiate all such contracts, agreements, and other undertakings without binding the Company until same are approved by Majority Vote (or if applicable, unanimous vote) of the Members;

      (b)   Hold, manage and defend the assets of the Company;

      (c) Open, maintain and close bank accounts, designate and change signatories on such accounts and draw checks and other orders for the payment of monies;

      (d) Acquire, buy, lease, sell, convey, assign, trade, exchange, quitclaim, surrender, release, abandon or otherwise dispose of any movable assets or interest therein or payable therefrom in an amount not to exceed $25,000 without any further act or vote or grant of authority by any Members and in connection therewith make any such distributions as the Manager may deem appropriate from the proceeds of such sale to the Members. Any such transaction exceeding $25,000 shall require the prior approval of 75% of the Votes;

      (e) To collect and deposit all Company receipts and to disburse all Company funds in payment of all ordinary and necessary expenses;

      (f) Sue and be sued, complain and defend in the name of and on behalf of the Company;

      (g) Execute and deliver all negotiable instruments, checks, drafts or other orders for the receipt or payment of funds belonging to the Company;

      (h) Execute powers of attorney, consents, waivers and such other documents as may be necessary or appropriate before any court, administrative board or agency of any governmental authority affecting Company assets;

      (i) Purchase insurance, at the Company's expense, to protect Company assets against loss and to protect the Manager against liability to third parties arising out of the Company's activities, provided that any such insurance shall name each Member, individually as an additional named insured;

      (j) Prepare and file all returns for the Company and make all elections for the Company with respect to federal and state income or other taxes;

      (k) Recommend employment of such agents, employees, accountants, lawyers, clerical help and other assistance and services subject to approval by Majority Vote;

      (l) Grant and perfect security interests in the Company's accounts solely for the purposes of obtaining operational financing as provided in Section 4.23 and 4,29; and

      (m) Execute and deliver such other documents and perform such other acts as the Manager in his sole discretion may determine to be necessary or appropriate to carry out the purposes of the Company

      The foregoing powers of the Manager are subject to the limitation that no specific action may be taken by the Manager over the prior objection to such specific action by a Member unless and until such specific action is approved by Majority Vote (or if applicable, unanimous vote).

4.3   CERTAIN LIMITATIONS ON AUTHORITY OF MANAGER.

      All authority not specifically delegated to the Manager hereinbefore shall be reserved to the Members. All decisions of the Members shall be determined by Majority Vote; except that, the following matters shall require the unanimous approval of the Members:

      (a)   To dissolve, liquidate or wind-up the business of the Company;

      (b) To sell, exchange, lease, mortgage, pledge, encumber, or grant a security interest in, or otherwise transfer assets, other than inventory in the ordinary course of business, and other than granting and perfecting security interests in the Company's accounts as provided in 4.2(1) above;

      (c)   To merge or consolidate the Company with or into any other entity;

      (d) Except as provided in Section 4.29 in relation to operational financing, to incur indebtedness in excess of $25,000 in any one transaction, or in excess of $100,000 in the aggregate, which aggregate amount shall include any outstanding operational financing amounts;

      (e) To alienate, lease or encumber any immovable property belonging to the Company;

      (f)   Confess to judgment against the Company;

      (g)   To admit new members;

      (h)   To file voluntary bankruptcy proceedings;

      (i)   To amend the Articles or this Agreement; and

      (j)   To make distributions to a Member or Members.

4.4   COMPENSATION AND REIMBURSEMENT OF MANAGER

      Manager shall not receive any compensation for its services rendered in its legal capacity as Manager of the limited liability company unless and until same be established upon a Unanimous Vote. Manager shall be reimbursed on a monthly basis for all direct costs and expenses reasonably incurred on behalf of the Company. All compensation to Manager for services rendered and all direct costs and expenses incurred by Manager on behalf of the Company shall not exceed that which is reasonable and proper for comparable services performed in a like manner in accordance with industry standards, and shall to the extent applicable, meet the criteria of any applicable safe harbor regulation.

4.5   LIABILITY AND INDEMNIFICATION OF MANAGER.

      In addition to any other provision contained herein conferring similar rights, the Manager shall not be liable, responsible, or accountable in damages or otherwise to the Company or to any Member for any action taken or any failure to act on behalf of the Company within the scope of the authority conferred on the Manager by this Agreement or by law, unless the action was taken or omission was made fraudulently or in bad faith or unless the action or omission constituted gross negligence, or conduct demonstrating a greater disregard of the duty of care than gross negligence, including but not limited to, intentional tortious conduct or intentional breach of Manager's duty of loyalty.

4.6   POWER OF ATTORNEY.

      Each Member hereby constitutes and appoints the Manager as the Member's true and lawful attorney and agent with full power and authority in the Member's name, place, and stead solely for the purpose of executing, swearing to, acknowledging, delivering, filing, and recording in the appropriate public offices:

      (a) All such certificates that are necessary or appropriate to qualify or continue the Company as a limited liability company or conduct the business of the Company in the jurisdictions in which the Company may conduct business or own or lease property; and

      (b)   One or more fictitious or trade name certificates

      The power of attorney granted herein shall be considered to be coupled with an interest, and, to the extent permitted by applicable law, shall survive the death, interdiction, withdrawal, resignation, retirement, expulsion, bankruptcy, dissolution, or termination of existence of a Member or interest holder. It shall also survive the Transfer of an Interest, except that if the Transferee is admitted as a Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the Manager, as attorney in fact, to execute, acknowledge, and file any documents needed to effectuate the substitution.

4.7   RESIGNATION OR WITHDRAWAL OF MANAGER.

      The Manager may resign upon giving written notice to the Company at least thirty (30) days in advance. Upon the resignation or withdrawal of the Manager, a new Manager may be elected by an unanimous vote of the Members.

4.8   OTHER AGENTS

      The Members, on unanimous vote, may appoint other managers, agents, or attorneys-in-fact as needed from time to time, whose authority to act for the Company shall be stated in the written act or instrument pursuant to which said agent or attorney in fact is appointed. Unless expressly authorized to do so by the Members, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind or obligate the Company in any way, or to pledge its credit.

4.9   REMOVAL OF MANAGER.

      The Members, at any time and with or without cause, may remove a Manager and elect a new Manager, upon unanimous Vote of the Members .

4.10  LIMITATION ON AUTHORITY OF MEMBERS.

      No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for the Company solely by virtue of being a Member. This Section 4.10 supersedes any authority granted to the Members by the Act. Any Member who takes any action or binds the Company in violation of this Operating Agreement shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to the loss or expense.

4.11  BUSINESS JUDGMENT.

      The Managers and the Members shall be entitled to rely on information, opinions, reports or statements, including but not limited to financial statements or other financial data prepared or presented by: (i) any one or more Members, Officers or employees of the Company whom the Member reasonably believes to be reliable and competent in the matter presented,
      (ii) legal counsel, public accountants, or other persons as to matters the Member reasonably believes are within the person's professional or expert competence, or (iii) a committee of Members on which he or she does not vote if the Member reasonably believes the committee merits confidence.

4.12  MEETINGS OF THE MEMBERS

      Subject to the notice requirement of Section 4.13, meetings of the Members may be called at any time by a Manager, or by Members holding in the aggregate thirty percent (30%) of the Units. If the meeting is called by less than a majority in interest of the Members, it shall be held at the registered office of the Company, unless all Members agree to an alternate location. Subject to the foregoing, meetings of the Members may be held at the office of the Company, or at such other place, either within or without the State of Louisiana, at a time and date as designed in the notice. Failure to hold an annual meeting shall not affect or vitiate the Company's existence.

4.13  NOTICE OF MEETINGS

      Written notice of the time and place of a meeting of Members shall be given by the Person calling the meeting to all Members at least two (2) days and not more than sixty (60) days prior to the date fixed for the meeting. Notice of any Members' meeting may be waived in writing by any Member at any time. Attendance at any meeting by a Member shall be deemed a waiver of notice of such meeting unless such attendance is solely for the purpose of objecting to the legality of the meeting on grounds of inadequate or improper notice.

4.14  QUORUM

      Except as may be otherwise required by the Act, the Articles or this Agreement, the presence in person or by proxy of persons holding fifty-one percent (51%) of the Votes shall be necessary to constitute a quorum at any meeting of the Members.

4.15  VOTING

      At any meeting of the Members, every Member having the right to vote shall be entitled to vote in person, or by proxy. There shall be one vote allotted for each Unit held by the Members (the "Votes"). Fractional Units shall not be entitled to vote except in the event of a tie vote. Except for actions requiring the unanimous or a supermajority consent or approval of the Members as required by the Act, the Articles, or this Agreement, a fifty-one percent (51%) majority of the Votes present and voting ("Majority Vote") shall decide any matter brought before the Members. On demand of any Member, the vote on any question shall be by written ballot.

4.16  PROXIES

      At any meeting of the Members, every Member shall be entitled to vote in person or by proxy appointed by an instrument in writing subscribed by such Member and bearing a date not more than eleven months prior to the meeting, unless the instrument provides for a longer period. Any Member may issue an irrevocable proxy to any other Member. A copy of such instrument shall be filed prior to or at the meeting. The person granted a Member's proxy has full authority to act as and on behalf of the Member granting such authority, with all powers and rights incident thereto, unless otherwise limited in such instrument.

4.17  WRITTEN CONSENT

      Any action may be taken without a meeting of the Members if a consent in writing, setting forth the action so taken, shall be signed by those Members having sufficient votes to authorize the action. Such consent shall have the same force and effect as a vote of the Members. A photostatic, email, facsimile transmission, or similar reproduction of a writing, signed by a Member, shall be regarded as an original for all purposes. A copy of the written consent shall be distributed to each non-consenting Member within fifteen (15) days of the date of such consent. The failure to distribute such copies shall not vitiate or effect the consent in any manner.

4.18  TELEPHONE CONFERENCE CALLS; EMAIL

      Members may participate in meetings by means of a telephone conference call or similar communication equipment provided that all Persons participating in the meeting can hear and communicate with each other. Participation in such a meeting shall constitute presence at the meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. The Manager may poll the Members by telephone and the results of such poll may constitute action by the Members so long as no Member who has been polled objects to such action prior to its adoption, and provided that any action taken by poll is properly reduced to writing and a copy of the same provided to the Members within ten (10) days following the poll. Members may take action by way of serial email transmissions so long as each Member contemporaneously receives a copy of the emails proposing and discussing such action and no Member objects to such action prior to its adoption.

4.19  TAX RETURNS AND ELECTIONS

      The Manager shall cause the preparation and timely filing of the Company's tax returns, shall make such tax elections and determinations as appear to be appropriate, and shall timely file all other writings required by any governmental authority having jurisdiction to require such filing. Upon the transfer of all of the Member's interest in the Company or upon the death of a Member, or upon the distribution of any property of the Company to a Member, the Company may (but shall not be required to) file an election in accordance with the applicable Treasury Regulations to cause the basis of such property to be adjusted for federal income tax purposes as provided by the Code.

4.20  REIMBURSEMENT OF COSTS AND EXPENSES

      Any Member acting for and on behalf of the Company shall be entitled to reimbursement for all reasonable expenses, costs and other liabilities reasonably incurred on behalf of the Company, except to the extent that such expenses, costs and other liabilities are incurred in connection with services that the Member has agreed to perform for the Company as a contribution to its capital.

4.21  LIMITATION OF LIABILITY

      Except as otherwise provided by the laws of the State of Louisiana, the personal liability of each Member, if any, shall be limited to his capital contribution to the Company as set forth herein. No Member has guaranteed or shall have any obligation with respect to the return of a Member's Capital Contributions or profits from the operation of the Company. No Member shall be liable for any debt or liability of the Company unless same shall be separately guaranteed or endorsed by a Member in that Member's personal capacity. No Member shall be liable, responsible or accountable in damages or otherwise to the Company or any other Member for any loss or damage incurred by the Company or the Member by reason of any act or omission performed or omitted by the Member on behalf of the Company, provided that the Member acted (i) in good faith, and (ii) in a manner reasonably believed by the Member to be within the scope of the authority granted to him by this Agreement and in the best interest of the Company. The foregoing limitation of liability shall not apply to such losses to, or damages incurred by, the Company or the Members that result from the Member's gross negligence, intentional misconduct or breach of a fiduciary duty owed to the Company or the Members.

4.22  INDEMNITY

      Except as otherwise provided for herein, to the fullest extent permitted by law the Company shall indemnify, defend and hold harmless each Member and make advances for expenses to each Member arising from any loss, cost, expense, damage, claim or demand, in connection with the Company, the Member's status as a Member of the Company, the Member's participation in the management, business and affairs of the Company or such Member's activities on behalf of the Company. The Company shall also indemnify, defend and hold harmless its Officers, employees and Managers from any loss, cost, expense, damage, claim or demand in connection with the Company, any such Person's participation in the business and affairs of the Company, or such Person's activities on behalf of the Company. Each Member shall be named as an additional insured in any liability insurance policy secured or obtained by or on behalf of the Company. Upon request of any Member, each Member agrees to notify its present or future insurer or insurers that it desires to waive subrogation against the other parties to this Agreement and to verify that such waiver has been made part of the policy. Each of the parties hereby agree to indemnify, and hold the other harmless for any loss sustained because of the other's failure to carry out the obligation provided in this agreement relating to the waiver of subrogation.

4.23  RELATED PARTY TRANSACTIONS

      (a) Anything in this Agreement to the contrary notwithstanding (other than as provided in Section 4.23(b) and (c)), it is agreed by and among the Company and its Members that the Company shall not enter into any contract, agreement or transaction with any Member or Affiliate of the Company; or with any individual family member (spouse, child, sibling or parent) of any Member of the Company; or with any Affiliate, corporation, partnership or legal entity owned (10% or more) or controlled by any Member or Affiliate of the Company, or an immediate family member thereof; or any individual which is a shareholder or other equity interest owner in a corporation, partnership or limited liability company which is a Member or Affiliate, without the unanimous consent of the remaining disinterested Members which shall be calculated by omitting the votes attributable to the interested Member. The following are non-exclusive examples of transactions covered by this section and requiring consent of a majority of the disinterested Members:

            (i) sale of the Company's real estate or movable property or assets to the Members, their immediate family members or related entities or Affiliates;

            (ii) leasing of the Company's real estate or movable property or assets, or any portion thereof to or from the Members, their immediate family members or related entities or Affiliates;

            (iii) entering into contracts for the management, servicing, repair or improvement of the Company's business, real estate, movable property or other assets, or any portion thereof, with the Members, or their immediate family members or related entities or Affiliates.

            (iv)  employment or professional services agreements.

      (b) Notwithstanding the foregoing, the Members agree that LHC Group, LLC, the Company's Manager, may provide operating capital to the Company at its cost as provided in Section 4.29, and in conjunction therewith shall be authorized to grant a security interest in the Company's accounts receivables to any lender of such funds. Further, the Members agree that LHC Group, LLC shall provide management services to include payroll, billing, purchasing, accounts payable processing, accounting, and similar services to the Company and shall be entitled to reimbursement for its Direct Costs of furnishing same. The term "Direct Costs " as used in this Section
            4.23 (b) shall mean all reasonable expenses incurred by Manager on behalf of the Company, including Manager's reasonable actual costs of personnel, equipment, supplies and other expenses incurred in providing the management services, including Manager's functional allocation of home office costs according to Medicare principles of cost allocation for payroll, salaries and benefits administration, accounts payable, billing direction of home health operations, and quality assurance and performance improvement, and provided that such Direct Costs shall not exceed such charges as are reasonable and necessary in accordance with industry standards and shall, to the extent applicable, meet the criteria of any applicable safe harbors

      (c) Notwithstanding the foregoing, the Members agree that the Company may enter into the following transactions with shareholders of Beta HomeCare, Inc. (hereinafter "Beta"), or its affiliates as deemed necessary for the continued operations of the home health agency:

            (i) Lease of available office space for the home health agency at fair market value for operations of the Company, provided the parties intend that the lease shall meet the criteria of the lease-rental safe harbor to the federal laws prohibiting payments for referrals; and

            (ii) Employment Agreements with John Rudd and Christopher Baggett for the provision of services necessary for the operations of the Company.

      (d) In no event may the services provided or the expenses, rents or other charges incurred under the foregoing provisions in any related party transactions or any other transactions in which the Company is involved, violate any criteria of any applicable safe harbor provisions relating to federal laws prohibiting payments for referrals or other regulations prohibiting payments in excess of fair market value, to the end that all transactions in which the Company is involved may comply with and not be in violation of any applicable regulations.

4.24  CONTRACTS IN VIOLATION

      Any contract, agreement, or transaction entered into without the unanimous consent of the disinterested Members as required in Section 4.23 above or as otherwise permitted herein, shall be absolutely null and void and of no force and effect as concerns the Company and the disinterested Members.

4.25  NO INDEMNIFICATION

      The limitation of liability and indemnification provisions of Sections
      4.21 and 4.22 of this Agreement shall not apply to any transaction entered into in violation of Sections 3.3 and 4.23 above. Furthermore, the limitation of liability and indemnification provisions of Sections 4.21 and 4.22 of this Agreement shall not apply to any Member if that Member is determined to have breached any fiduciary duty to the Company. In such event, the Member shall promptly reimburse to the Company any sums advanced under Sections 4.21 or 4.22.

4.26  MEMBERS' AND OFFICERS' COMPENSATION

      Any salaries and other compensation of the Members or Officers shall be fixed by the unanimous vote of disinterested Members , and no Member shall be prevented from receiving such salary by reason of the fact that he is also a Member of the Company. The salary fixed by the Members shall not exceed reasonable compensation for the services rendered in accordance with industry standards and any applicable regulations.

4.27  TAX ELECTIONS; TAX MATTERS PARTNER.

      All elections required or permitted to be made by the Company under the Code shall be made by a Majority Vote of the Members. For all purposes permitted or required by the Code, the Members constitute and appoint its initial Manager as Tax Matters Partner or, if he is no longer the Manager, then such other Member or Manager as shall be elected by the Members by Majority Vote. The provisions on limitations of liability and indemnification of the Members set forth in Article 4 hereof shall be fully applicable to the Tax Matters Partner in his or her capacity as such. The Tax Matters Partner may resign at anytime by giving written notice to the Company and each of the other Members. Upon the resignation of the Tax Matters Partner, a new Tax Matters Partner may be elected by Majority Vote of the Members.

4.28  INSURANCE.

      The Company, for itself and its Members as additional insureds, shall maintain in force and effect general commercial liability insurance coverage of no less than $1,000,000 per incident and $3,000,000 in the aggregate; professional liability insurance of no less than: (i) $1,000,000 per incident and $3,000,000 in the aggregate, or (ii) $ 100,000 per incident and $300,000 in the aggregate, subject to and including participation as a Qualified Healthcare Provider in the Louisiana Patients' Compensation Fund; and workers' compensation insurance in the minimum statutory amount for so long as this Agreement is in effect and for a term of three (3) years thereafter.

4.29  FINANCING.

      For the Company's benefit, LHC GROUP, LLC, as Manager, is hereby authorized to obtain operational financing from its credit facility, GMAC-RFC Health Capital or its successor, and is authorized to grant a security interest of up to one hundred percent (100%) of Company's accounts receivables to secure same, provided, however, that such operational financing in the aggregate shall not exceed the greater of:
      (i) $200,000 or (ii) one hundred twenty (120) days trailing net revenues without the unanimous vote of the Members. For the purposes of this section the trailing net revenues shall equal the sum of the net revenues generated by the Company during the one hundred twenty (120) days preceding the date of the determination of same.

                                    ARTICLE 5

           CAPITAL CONTRIBUTIONS AND ACCOUNTS, AND ACCOUNT ALLOCATIONS

5.1   CAPITAL CONTRIBUTIONS

      (a) Initial Capital. The Members have this date terminated or caused the termination of a joint venture between Beta HomeCare, Inc. and Acadian Home Health Care Services, LLC, and the Members have caused the joint venture to transfer all prior contributions to the Company for the credit of each Member. In conjunction therewith, Louisiana Health Care Group, LLC acquired twelve and one-half percent (12.5%) Beta's interest in the venture and is therefore holding sixty-two and one-half Units in the Company. Beta has been issued thirty-seven and one- half Units of the Company.

      (b)   Allocation of Profits and Losses:
            ___________________________________Notwithstanding any provision of this Agreement to the contrary, the parties agree
                  that the Members' Interests in income and losses of the business activities conducted by the Company shall be equal to the percentages calculated as of the time of the allocation by dividing the Units held by each Member by the aggregate Units held by all Members.

      (c) Special Capital Contributions. It is anticipated that the Company will from time to time require additional capital to purchase or acquire additional assets or entities, or interests therein, and to fund the future operations of the Company. The Members will contribute to the capital of the Company, according to their respective Membership Interests, as set forth in Sections 5. l(b) above, cash sums equal to the sums necessary to defray the costs of such operations not covered by Company revenues in such amounts as are approved by an unanimous vote of the Members. Following approval, should a Member fail to pay its share of authorized additional capital within ten (10) days of written notice from any Member or Manager to do so, it shall be liable to the other Member or Members therefor, as provided in Section 5.1(d) below; provided, however, that in lieu of the penalty set forth in Section 5.1(d), upon a Majority Vote of the non-defaulting Members, the defaulting Member shall be deemed to have forfeited its interest in the Company to the non-defaulting Member or Members who choose to advance the defaulting Member's unpaid capital contribution. Written notice of forfeiture shall be delivered to the defaulting Member within sixty
            (60) days of the default in capital contribution. The provisions of this Section 5.1 (c) shall not apply to capital calls unless such call has been approved by a unanimous vote prior to a default.

      (d) Penalty for Failure to Make Capital Contributions. Upon failure of any Member to promptly remit to the Company any sum due by it under the terms of this Section 5.1, and if no non-defaulting Member chooses to declare a forfeiture of interest under Section 5,1 (c) above, then another Member may, but shall not be required to, advance such sum or sums. Any Member making such an advance shall be entitled to recover 300% of the amount of such advance from the first Distributive Shares to which the other Member would have otherwise been entitled as a Member of the Company in the absence of its default hereunder. The provisions of this Section 5.1(d) shall not apply to capital calls unless such call has been approved by the unanimous consent of the Members prior to a default.

      (e) Interest on and Return of Capital Contributions. No Member shall be entitled to interest on such Member's Capital Contribution or to a return of its Capital Contribution, except as otherwise specifically provided for herein.

      (f) Contributions for Losses. Absent the unanimous consent of the Members to the contrary, the Parties agree that in the event any Net Losses arise out of or result from the Company's operations, each Party shall assume and pay the share of the Losses for that year that is equal to its Interests.

5.2   CAPITAL ACCOUNTS

      A Capital Account shall be maintained on the books of the Company for each Member which shall be begun, determined and maintained through the full term of the Company in accordance with the Capital Accounting rules of Treasury Regulations, and otherwise in accordance with generally accepted accounting principles consistently followed. A Member's Capital Account shall consist of his capital contributions to the Company:

            (1)   Increased by his share of Company profits; and

            (2) Decreased by his share of Company losses and by cash distributions to him.

      No Member shall withdraw any part of its Capital Account, except upon the approval of the Members.

5.3   ALLOCATION OF PROFITS, GAINS AND LOSSES

      (a) General Allocation. The Members will share in the income, gains, profits, expenses, losses, deductions and credits of the Company in accordance with the allocations set forth in Section 5.1. Each Member's share of the Net Profits and Net Losses shall be allocated for each Fiscal Year to the Members' Capital Accounts.

      (b) Depletion Allocation. Depletion will be allocated to the Members in the same proportions as they share in the income and profits of the Company; provided, however, that depletion will not be allocated to a Member to the extent that it causes or increases a negative balance in his Capital Account.

      (c) Qualified Income Offset. Notwithstanding the allocation rules set forth in this Agreement, the Members agree to a "qualified income offset" as defined in Treasury Regulations to allocate items of income and gain in an amount and manner sufficient to eliminate as quickly as possible any unexpected Capital Account deficit balance.

5.4   DISTRIBUTIONS

      The Company's pre-tax Net Profits which arc in excess of the current or projected needs of the Company maybe distributed on an interim basis each Calendar Quarter to the Members in accordance with the allocations set forth in Section 5.1 (b). Such payments are referred to herein as "Distributive Shares." However, no distribution shall be made to Members if prohibited by the Act. Such distributions shall be made no later than 60 days following the end of each Calendar Quarter. All interim quarterly distributions shall be reconciled annually and corrective distributions shall be made no later than March 31st of each year for the prior fiscal year. Amounts calculated for any partial quarter or annual periods shall be determined proportionately, but shall be subject to the annual reconciliation.

5.5   LOANS TO COMPANY

      To the extent unanimously approved by the Members, any Member may make a secured or unsecured loan to the Company.

5.6   PRIORITY AND RETURN OF CAPITAL.

      No Member shall have priority over any other Member, either as to the return of Capital Contributions or as to Net Profits, Net Losses or Distributions. This Section shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

5.7   MEMBERS' RIGHTS OF CONTRIBUTION.

      If for any reason, a Member sustains any liabilities or is required to pay any losses arising out of, or directly connected with, the Company, or the execution of any agreements or guarantees in connection with the Company's operations, which are in excess of his, her or its proportionate Membership Interest in the Company, the other Members shall promptly reimburse such Member this excess, so that each and every Member of the Company will then have paid his, her or its proportionate share of such losses to the full extent of his, her or its Membership Interest in the Company.

5.8   OPTION.

      In the event that LHC Group, LLC (the "Manager") is sold, merged or otherwise acquired, or if it undertakes an initial public offering (collectively referred to herein as "Sale Event"), Beta HomeCare, Inc. shall have the option to: (i) exchange its holdings of Units in the Company to Units of Manager in accordance with the following terms; or
      (ii) to sell its holdings of Units in the Company to the other Members in proportion to their holdings of Units for a price determined in accordance with Section 6.5, provided, however, that for the calculation of the PURCHASE price, the Manager's cost allocation to the Company for the fiscal year shall be the lesser of its actual costs or 17% of the Net Revenues of the Company, AND PROVIDED FURTHER THAT THE PURCHASE PRICE SHALL BE PAID IN 4 EQUAL QUARTERLY INSTALLMENTS COMMENCING NINETY DAYS AFTER THE EFFECTIVE DATE OF THE TRANSFER.

      (a) Manager shall provide thirty (30) days written notice to Beta of the scheduled occurrence of a Sale Event, and that it is eligible to exercise the option provided herein. Beta shall then have ten (10) days to notify Manager of its intention to exercise the option.

      (b) In the event that Beta exercises the option, Beta shall have the right to exchange the Units held by it in the Company for Manager Units in accordance with the following formula:

                  37.5% of the product of (i) the total issued and outstanding Units of Manager as of the date of the notice and (ii) a fraction, the numerator of which is the Company's EBITDA and denominator of which is Manager's EBITDA.

            The Company's and Manager's EBITDA shall be determined as the Earnings Before Interest Taxes and Depreciation from the Company's financial statements and Manager's consolidated financial statements FOR THE TWELVE CALENDAR MONTH PERIOD ENDING ON THE LAST DAY OF THE LAST CALENDAR MONTH PRIOR TO THE EVENT GIVING RISE TO THE VALUATION.

            For the purposes of illustration, the following example of how the number of Units to be converted will be calculated is provided:

                     EBITDA                    OUTST.      BETA         CONV.
                    9-30-2003    PROPOR.       SHARES      HOLD.       SHARES
                   -----------   -------     ---------    ------     ----------
AHHCS              $   478,694    = 8.67% X  8,056,767    X 37.5% =   261,799
                   -----------
LHC GROUP          $ 5,524,372

            The parties understand that the foregoing example is for purposes of illustration only and is not indicative of current or future operations or performance.

      (c)   Manager shall then issue the Units in Manager to Beta within ten
            (10) days prior to the Sale Event. As a conditions precedent to the issuance of the Units by Manager, Beta will: (i) execute a written consent to the Sale Event; and (ii) execute a counterpart to Manager's Operating Agreement. The Manager Units issued to Beta shall be subject to all terms, conditions and restrictions contained in Manager's Operating Agreement.

      (d) Beta shall be bound by the terms and conditions of the Sale Event in respect to the Units issued to it by Manager.

      (e) The parties acknowledge and agree that it is their intention for this Option to exchange to operate only so long as the Sale Event actually occurs and closes. In the event that the Sale Event does not occur as scheduled, the exchange performed under the option shall automatically and immediately be rescinded, without any requirement of notice by either party, and Beta shall surrender any Units in Manager received by it, and shall receive the Company's Units it tendered for exchange.

                                    ARTICLE 6

                      TRANSFER OF INTERESTS AND WITHDRAWAL

6.1   RESTRICTIONS ON TRANSFER.

      A Member may not sell or otherwise transfer the Member's Units in the Company except as provided in this Article. In the event that a Member sells or transfers, or purports or attempts to sell or otherwise transfer, his, her or its Units except as provided in this Article, that Member shall be deemed to have involuntarily withdrawn from the Company effective on the date of the sale or transfer, or the purported or attempted sale or transfer. Any such sale or transfer, or purported or attempted transfer shall not have effect with respect to the Company and its Members, and any such transferee shall be entitled only to receive the value of the Units transferred in accordance with the provisions of Section 6.3. The transfer restrictions of this Article shall be binding on the Members, the Company, their heirs, legatees, legal representatives, successors, assigns, and transferees.

6.2   BUY-SELL OFFERS

      (a) At any time, either Member ("Transferor Member") may offer to purchase all Units of the other Member (the "Remaining Member"). The Transferor Member's offer shall: (i) be in writing; (ii) comply with the notice requirements herein; and (iii) specify the purchase price as the value for the Remaining Member's Interest in an amount not less than that set forth in Section 6.5 for the Remaining Member's Interest. The Transferor Member's offer to purchase shall also contain an offer by the Transferor Member to sell all of the Transferor Member's Units to the Remaining Member on the same terms and conditions contained in the offer except that the purchase price of the Member's Units shall be the value set forth in Section 6.5 for the Transferor Member's Units.

      (b) Within thirty (30) days of the date of the notice of the Transferor Member's offer, the Remaining Member shall provide notice to the Transferor Member of its agreement to either (i) purchase the Transferor Member's Units or (ii) sell its

            Units to the Transferor Member in accordance with the terms of the offer. Regardless of which offer is accepted by the Remaining Member, the transfer of Units shall be completed within ninety (90) days of the date of the notice of the Transferor Member's offer. Transfer shall be effected by amendment to this Agreement, payment of the purchase price and execution of other documents reasonably necessary to complete the transfer. Payment of the purchase price shall be as set forth in Section 6.5.

      (c) If the Remaining Member accepts the Transferor Member's offer to purchase its Units, the Transferor Member may assign all or part of the right to purchase the Remaining Member's Units to others, however, the Transferor Member shall remain liable to the Remaining Member, jointly and severally with all such assignees, for timely completion of the transfer and payment of the purchase price.

      (d) If the Remaining Member fails to provide notice to the Transferor Member as provided in Section 6.2(b), the Transferor Member's offer to purchase the Membership Interest of the Remaining Member shall be deemed accepted.

      (e) In the event the transfer is not completed within ninety (90) days of the date of notice of the Transferor Member's offer, the Company and the non-defaulting Member may institute legal proceedings to enforce the obligations of the defaulting Member and, if successful, the defaulting Member shall be liable for all attorneys' fees and costs incurred by the Company and the non-defaulting Member.

6.3   TRANSFER OF MEMBER'S INTEREST TO THIRD PARTIES.

      (a) Notwithstanding any other provision of this Agreement to the contrary, no Member may sell, assign, give, devise, pledge, hypothecate, mortgage, or in any other manner transfer any portion of his Units, without the prior written consent of all of the other Members, and any such transfer shall be subject to the provisions of this Section 6.3, provided, however, that this Section shall not apply to a transfer under Section 6.2.

      (b) If a Member desires to effect any such transfer to a third party, such Member or his legal representative (the "Transferor Member") shall first give written notice (the "Offer Notice") to the Company and the other Members (the "Remaining Members") which shall state:

            (i)   The extent of the Units to be conveyed;

            (ii) The complete terms upon which the Transferor Member seeks to convey the Units (such terms to be limited to consideration for the Units in the form of cash and/or notes receivable); and

            (iii) The name and address of any transferee relating to such conveyance.

      (c) Upon receipt of the Offer Notice, the Remaining Members shall have the unrestricted right to (i) consent to such transfer; or (ii) refuse to consent to such transfer, in which case such refusal shall cause the following rights and obligations to arise in the following order of priority, provided, however, that this Section shall not apply to a transfer under Section 6.2:

      (d)   The Remaining Members shall have the option for a period of thirty
            (30) days from receipt of the Offer Notice within which to purchase the offered portion of the Transferor Member's Units on the same terms and conditions set forth in the Offer Notice. For the first fifteen (15) days of the thirty (30) day period, each Remaining Member electing to purchase part of the Transferor Member's Units shall have the primary right to purchase a proportion of the Transferor Member's Units calculated as the product of: the Units of the Transferor Member described in the Offer Notice multiplied by a fraction, the numerator of which shall consist of the purchasing Remaining Member's Units and the denominator of which shall be the aggregate Units of the Remaining Members electing to exercise their primary right to purchase the Transferor Member's Units.

      (e) In the event that any portion of the Transferor Member's Units described in the Offer Notice has not been purchased by the Remaining Members at the end of the initial fifteen (15) day period, the remainder shall be available for purchase by these Remaining Members in the exercise of their secondary right. Each Remaining Member electing to exercise his secondary right shall have the option for a period of fifteen (15) days to purchase, on a pro-rata basis, such part of the Transferor Member's Units as was not elected for purchase by the Remaining Members in the exercise of their primary right.

      (f) In the event that any portion of the Transferor Member's Units described in the Offer Notice has not been purchased by the Remaining Members at the end of the thirty (30) day period, the Company shall have the option for a period of fifteen (15) days to purchase any remaining portion of the Transferor Members' Units that was not purchased by the Remaining Members in the exercise of either their primary or their secondary rights.

      (g) In the event that any portion of the Transferor Member's Units described in the Offer Notice has not been purchased by the Company at the end of the fifteen (15) day period, the Transferor Member may transfer the Units on the terms contained in the Offer Notice, and the consent of the Company and its Members if not expressly granted shall be implied. The Transferor Member shall complete the transfer within ninety (90) days (or such later date as may be specified in the Offer Notice) after receipt of the Offer Notice by the Remaining Members, but only with such transferee and only on such terms as were specified in the Offer Notice.

6.4   INVOLUNTARY TRANSFERS OF UNITS.

      (a) Any Member shall give written notice to the Company, if such Member (the "Transferor Member"): (i) is deemed to have involuntarily withdrawn from the Company under the terms of Section 6.12 of this Agreement; (ii) becomes the subject of a proceeding under the U.S. Bankruptcy Code, or if a trustee, receiver, liquidator, or other representative of the Member's personal or business assets is or may be appointed; or (iii) becomes insolvent or makes an assignment for the benefit of the Member's creditors; or (iv) becomes involved in any other proceeding or commits any other act by which such Member, or a trustee, receiver, liquidator, or other representative of such Member, is or may be permitted or required to acquire or convey all or any portion of such Member's Units.

      (b) The Company shall be obligated to purchase the entirety of the Transferor Member's Units, which purchase shall be consummated in the manner specified in this Section. The purchase price of any Units purchased pursuant to this Section shall be equal to the book value of the Units as of the close of the Company's fiscal year immediately preceding the event resulting in the involuntary transfer, less any negative Capital Account balance of the Member. In the event the involuntary transfer is occasioned prior to the end of the Company's first fiscal year, the purchase price of any Units purchased pursuant to this Section shall be equal to the book value of the Units as of the close of business on the day on which the event causing the involuntary transfer occurred, less any negative Capital Account balance of the Member. The book value of the Units shall be determined by the Company's public accountant, and the accountant's determination when rendered shall be conclusive among the Members, unless a Member disputes such determination by written notice within ten (10) business days of notice to such Member of such book value. In the event of such dispute, the disputing Member shall have the right to engage independent public accountants to make such determination and the average of the two accountants' determinations shall be conclusive.

      (c) If the Company is obligated to purchase the interest of a Transferor Member in the Company pursuant to the provisions of this Section, the Company shall do so by giving written notice to the Transferor Member, or the Transferor Member's trustee, receiver, or other representative, or the appropriate court, all as the case may be. Upon the giving of such notice, the Company, as purchaser, and the Transferor Member, as seller, shall be obligated to consummate the sale and purchase of the Units, or portion thereof, at the Company offices within sixty (60) days after the date of the Company's notice.

      (d) The purchase price shall be paid by the Company with a non-negotiable promissory note payable in twenty equal quarterly installments, commencing ninety days after the effective date of the transfer, with interest at the prime rate published in the Wall Street Journal on the date of the transfer without prepayment penalties. The note shall contain a subordination clause subordinating the note to all other debts of the Company. The note shall be unsecured, except that the Company may grant a security interest securing payment of the promissory note in the Units transferred if the cause of the involuntary withdrawal is specified in Section 6.12 (c) (ii), only. At its sole option the Company may pay all or part of the purchase price in cash at the time of the transfer.

6.5 VALUATION FOR PURPOSES OF SECTIONS 6.2 & 6.12 (e). The Members agree that the value of the Company for the purposes of valuing the Units described in this Sections 6.2 & 6.12 (e) herein shall be equal to FIVE HUNDRED PERCENT (500%) of the Company's Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) for the twelve calendar month period ending on the last day of the last calendar month prior to the event giving rise to the valuation. The value of a Member's interest under Sections 6.2 & 6.12 (e) shall be the product of the Transferor Member's percentage holdings of Units and the value of the Company, The purchase price shall be paid by the transferee with an unsecured, non-negotiable promissory note payable in twenty equal quarterly installments, commencing ninety days after the effective date of the transfer, with interest at the prime rate published in the Wall Street Journal on the date of the transfer without prepayment penalties. If the Company is the transferee, the note shall contain a subordination clause subordinating the note to all other debts of the Company. At his, her or its sole option the transferee may pay all or part of the purchase price in cash at the time of the transfer. NOTWITHSTANDING THE FOREGOING, IN THE EVENT THAT A MEMBER SELLS ITS UNITS PURSUANT TO SECTION 6.2 AFTER THE SECOND ANNUAL ANNIVERSARY OF THE EFFECTIVE DATE, THE PURCHASE PRICE FOR THE UNITS SHALL BE PAID BY THE TRANSFEREE IN FOUR EQUAL

      QUARTERLY INSTALLMENTS COMMENCING NINETY DAYS AFTER THE EFFECTIVE DATE OF THE TRANSFER. Notwithstanding, the foregoing, in the event that there is a Sale Event (as defined in.Section 5.8 above), and any Member shall not exercise the option provided in Section 5.8, then for purposes of the valuation contained in this Section 6.5, the cost allocation for management services provided to the Company shall be the lesser of the actual costs or 15% of the Net Revenues of the Company following the effective date of the Sale Event.

6.6 SURVIVAL OF LIABILITIES. No sale or other transfer of an Units, even if it results in the substitution of the transferee or assignee as a Member herein, shall release the Transferor or assignor from those liabilities to the Company or the other Members which arose prior to such sale or assignment or which otherwise survive such sale or assignment as a matter of law.

6.7 NEGATIVE CAPITAL ACCOUNTS. If a Transferor Member has a negative Capital Account balance, the Transferor Member shall pay the Company the amount of the negative Capital Account balance as of the transfer date. If the Transferor Member shall fail to pay the negative Capital Account balance, the Company shall have the right to set-off or recoup any such amounts from any distributions due to, or from any amounts owed by the Company to, the Transferor Member, the transferee Member or the assignee.

6.8 LOANS AND PERSONAL GUARANTEES. Any loans owed by the Company to a Transferor Member shall be paid in full at closing. On or before closing of any transaction pursuant to this Article 6, the transferee Member shall also be obligated to obtain a full release of the Transferor Member (and the individual shareholder(s) or members of such Member) from all personal guarantees granted on behalf of the Company.

6.9 RIGHTS OF PERMITTED TRANSFEREES OR ASSIGNEES. A permitted transferee or assignee of a Member's Interest shall not become a Member without the unanimous Vote of the Members and compliance with the provisions of
      Section 3.2 of this Agreement. Any transferee or assignee of Units in the Company who is not admitted to membership in the Company shall not be entitled to vote, and shall not be entitled to participate in the management of the Company, or to have access to any records or communications of the Company or its Members, or to participate in any manner in the operation of the Company. He, she or it will, however, be bound by and subject to this Agreement and the terms and conditions of any other agreement pertaining to the restrictions on the transfer of an Interest in the Company.

6.10 SEVERABILITY. The parties agree that each term and condition contained in this Article 6 shall be liberally construed to give effect to the parties' intent and shall be considered severable; and if, for any reason, any provision or provisions, or portions thereof, herein contained are determined to be invalid, overbroad, or unenforceable for any reason, such provision shall be deemed modified to the extent required to render it valid, enforceable and binding, and such determination shall not affect the validity or enforceability of any other provision of this Agreement. In the event any provision of this Article 6 is held to be unenforceable or void for any reason, the remainder of the provisions of this Article shall be unaffected and shall remain in full force and effect in accordance with its terms.

6.11  SPECIFIC PERFORMANCE; ENFORCEMENT.

      (a) In addition to any other remedies provided for herein, in the event any transfer required under this Article 6 is not timely completed in accordance with the terms hereof, the Company and/or each non-defaulting Member may seek specific performance of the obligations of the defaulting party and may institute legal proceedings to enforce the obligations of the defaulting party and, if successful, the defaulting party shall be liable for all reasonable attorneys' fees and costs incurred by the non-defaulting party.

      (b) The Members hereby declare and agree that it is impossible to measure in money damages that which will accrue to the Company and its Members by reason of a failure of any Member hereto to perform any of the obligations under this Article 6. Therefore, if any party hereto or the personal representatives of a decedent shall institute any action or proceeding to enforce the provisions of this Article 6 by injunction (including the granting of a temporary restraining order), any Member against whom such action or proceeding is brought hereby waives the claim or defense therein that such Member or such personal representative has an adequate remedy at law, and such Member shall not urge in any such action or proceeding the claim or defense that such remedy at law exists.

6.12  WITHDRAWAL OF A MEMBER

      (a) Voluntary Withdrawal. Any Member may withdraw from the Company at any time by notice to all other Members.

      (b) Involuntary Withdrawal. Any circumstance compelling the involuntary transfer of a Member's Interest, including, without limitation, service of any writ of seizure applicable to his Interest or adjudication of bankruptcy of a Member, shall be deemed a withdrawal by the Member affected thereby effective upon the service of the writ or notice of the adjudication.

      (c) Automatic Involuntary Withdrawal. In addition to the other events of withdrawal contained herein, a Member shall be deemed to have withdrawn from the Company effective on the date on which one of the following events occurs:

            (i) the individual Member, or an officer, director, shareholder or other equity holder of a corporate Member is convicted of a felony (unless such felony is unrelated to the businesses of the Company or the Members);

            (ii) the individual Member dies, is interdicted or determined to be incompetent; or

            (iii) the Member materially breaches this Agreement and fails to cure such breach within thirty (30) days of receipt of notice of such breach;

            (iv) the Member, or an officer, director, shareholder or other equity holder of a corporate Member is excluded or debarred from participation in the Medicare or Medicaid programs; or

            (v) the Member sells or transfers, or attempts to sell or transfer of the Member's interest in the Company without compliance with the provisions of this Article VI.

      (d) Withdrawal from the Company, in and of itself, shall under no circumstances relieve the former Member of his, her or its obligations to: (i) make any additional capital contributions approved by the Members prior to the effective date of the former Member's withdrawal; or (ii) to fulfill his, her or its contractual obligations to the Company incurred or accrued prior to the effective date of the former Member's withdrawal. In either event, the Company shall have a right of set-off against any distribution due to a withdrawing former Member.

      (e) In the event of a voluntary withdrawal of a Member, if the Company is continued in accordance with the provisions of Section 7.1, the withdrawing Member shall have distributed to him the amount specified in Section 6.5 in accordance with the terms therein, EXCEPT THAT THE AMOUNT DISTRIBUTED SHALL BE PAID OVER 20 EQUAL QUARTERLY INSTALLMENTS WITHOUT REGARD TO THE TIME OF WITHDRAWAL.

      (f) In the event of a voluntary withdrawal of a Member, if the Company is not continued in accordance with the provisions of Section 7.1, the Company shall be liquidated and dissolved according to the provisions of Article 7.

                                    ARTICLE 7

                           DISSOLUTION AND LIQUIDATION

7.1   DISSOLUTION

      Subject to the remaining terms of this Agreement the Company shall be dissolved upon the occurrence of any one of the circumstances hereinafter set forth:

      (1) upon the termination of this Agreement and the failure of the Members to agree upon a new Operating Agreement within ninety (90) days following the effective date of the termination; or

      (2)   upon approval of the Members by an unanimous vote; or

      (3) Upon the death, interdiction, withdrawal, bankruptcy, liquidation or dissolution of a Member or the occurrence of any other event which terminates the continued membership of a Member in the Company, however, such event shall not cause a dissolution of the Company if within ninety (90) days after such event, the Company is continued by the unanimous vote of the remaining Members.

7.2   DISSOLUTION FOR NON-COMPLIANCE WITH LAW.

      The parties hereto acknowledge and agree that the terms and conditions of this Agreement and the anticipated conduct of the parties hereunder are intended to satisfy all state and federal laws and regulations related to healthcare fraud and abuse and self-referral of patients, including, without limitation, 42 U.S.C. Section 1320-7b; 42 U.S.C. Section 1395nn, and La. R.S. 37:1744 and 1745. All contracts and compensation arrangements of the Company shall likewise comply with law. Manager and Company shall use their best efforts to comply with all laws and regulations regarding billing for services provided by the Company. Should any change in Louisiana or federal laws or regulations occur during the term of this Agreement rendering any term or provision of this Agreement invalid, or should the parties determine that this Agreement or the Members' participation in the Company result in a violation of any such laws or regulations, the parties agree that this Agreement shall be amended within thirty (30) days of such change or determination. If the parties are unable to agree to such modification or amendment during the said thirty
      (30) days, the parties hereby agree that the Company shall be dissolved as provided hereunder.

7.3   LIQUIDATION

      Upon dissolution of the Company, if the Company is not continued, the Members shall proceed diligently to finalize the affairs of the Company and distribute its assets in accordance with the provisions of Section
      7.5. During this period, the Members shall continue to operate and otherwise deal with Properties of the Company, consistent with the liquidation thereof, but shall have no further power or authority to bind the Company except to sell or distribute its assets and wind up its affairs in compliance herewith.

7.4   FINAL ACCOUNTING

      Upon dissolution of the Company, the Members shall cause the Company's accountant to make, at the Company's expense, a full and proper accounting of the assets, liabilities, operations and Capital Accounts of the Company as of and through the last day of the month in which the dissolution occurs.

7.5   LIQUIDATION DISTRIBUTIONS

      As expeditiously as possible after the dissolution of the Company, the Members shall cause the debts and obligations of the Company to be paid and discharged, including payment or offset of all obligations owed to Members by the Company and all obligations of Members owed to the Company. Thereafter, the remaining assets shall be distributed to the Members in amounts proportionate to the Members' Units as determined on the date of the distribution.

7.6   RETURN OF CONTRIBUTION NONRECOURSE TO OTHER MEMBERS.

      Except as provided by law or as expressly provided in this Operating Agreement, upon dissolution, each Member shall look solely to the assets of the Company for the return of the Member's Capital Account. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Account of one or more Members, including, without limitation, all or any part of that Capital Account attributable to Capital Contributions, then such Member or Members shall have no recourse against any other Member.

                                    ARTICLE 8

                                BOOKS AND RECORDS

8.1   ACCOUNTING PERIOD.

      The Company's accounting period shall be the Fiscal Year which shall begin on January 1 st of each year.

8.2   RECORDS AND REPORTS.

      At the expense of the Company, the Company shall maintain complete and accurate books, records and accounts of all operations and expenditures of the Company. The books of the Company shall be kept on the accrual basis. The Company shall keep at its principal place of business the books of the Company which shall contain a list showing the names and addresses of the Members as of a reasonably current date and the extent of their interest in the Company. Each Member, and their duly authorized representatives, shall have the right at reasonable times to access and examine, and audit at the Member's expense, if desired, the books of the Company, including such financial records, and other reasonably available records and information concerning the operation of the Company and to make copies thereof at the expense of such Members, but only upon such Member's written request. Manager agrees that it shall provide to each Member reasonable access to its records supporting the Direct Costs and other expenses charged or allocated to Company by Manager.

8.3   TAX RETURNS.

      The Company shall prepare and timely file all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company docs business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members upon request within a reasonable time after the end of the Company's fiscal year.

8.4   AUDIT.

      At the request of any Member, the books of the Company may be audited annually at the expense of the Company by an independent public accounting firm selected by the Manager.

8.5   ANNUAL REPORTS.

      Within the following time periods after the close of each fiscal year, the Company shall deliver to each Member the following:

      (a) Within one hundred twenty (120) days after the end of such fiscal year, financial statements of the Company for such year, including a balance sheet, a profit and loss statement, a statement of Members' equity and changes in financial position, such statements (i) to be prepared in accordance with generally accepted accounting principles and (ii) to include a summary itemization, by classification, of the compensation and reimbursement paid by the Company, directly or indirectly, to all Members.

      (b) Within sixty (60) days after the close of such fiscal year, a report providing such tax information as may be reasonably required by each Member for federal and state income tax reporting purposes.

                                    ARTICLE 9

              NON-COMPETITION, NON-SOLICITATION AND NON-DISCLOSURE

9.1   NON-COMPETITION,

      Each Member agrees that for so long as it is a Member of the Company, the Member shall not own, control, manage, have a business interest in, or be financially interested in a home health agency competing with the Company in providing home health services within the Service Area without the unanimous expressed written approval of the Members, PROVIDED, HOWEVER, that such restriction shall not apply to services provided in the Service Area by subsidiaries and Affiliates of Louisiana Health Care Group, LLC in accordance with the terms contained in Section 2.3.

9.2   NON-SOLICITATION.

      Each Member agrees that for so long as it is a Member of the Company and for a period of one year following the transfer of its interests, its voluntary or involuntary withdrawal from the Company, or the dissolution and liquidation of the Company, the Member shall not, directly or indirectly, through a subsidiary or affiliated companies or employee leasing or staffing companies or otherwise, without the consent of the Members, solicit for employment or hire or employ or contract with any person to work for it who is or was employed by Company, Manager, or any Member during the term of the Member's membership, whether or not such employee is employed by the Company, Manager, or Member at the time of such solicitation or hire. In the event a party violates this provision, the offending party shall pay the other stipulated damages in an amount equal to one year of such employee's most recent salary or wages paid to the employee by the other party.

9.3   NON-DISCLOSURE.

      Each Member acknowledges that it will have access to certain confidential information, trade secrets and proprietary information which is exclusively the property of another Member or the Manager; including, without limitation, documents, recordings, photographs, policies, procedures, forms, patient/customer/client lists, public relations and employee training materials. Each party agrees that Manager's Service Value Points (SVP(R)) system and its Lifeline(R) system are proprietary trade secrets of Manager and which are subject to this Agreement. Each Member agrees that it will not, for so long as it is a Member and for a period of two (2) years following its voluntary or involuntary withdrawal, disclose to any third party, or appropriate for their own use or for the use of any third person, the other Member's or Manager's confidential information, trade secrets or proprietary information.

9.4   INJUNCTIVE RELIEF.

      Each Member acknowledges that in the event of any breach of this Article 4, the other parties remedies at law would be inadequate and therefore any affected party shall be entitled to obtain relief by injunction to prevent competition, solicitation or disclosure by the Member or Manager without the need to prove irreparable harm. The affected Member's or Manager's remedies, in any event, shall be cumulative of any and all other remedies available pursuant to Louisiana law.

9.5   REASONABLENESS.

      Each Member agrees that the business and time limitations set forth in this Agreement are reasonable and properly required for the adequate protection of the Company's business. If any provision of this Agreement is held to exceed the business or time limitations permitted under applicable law, then such provision shall be reformed to the maximum business, geographic, or time limitations permitted under such applicable law.

                                   Article 10

                            MISCELLANEOUS PROVISIONS

10.1  FISCAL YEAR

      The Fiscal Year of the Company shall begin on January 1st of each year.

10.2  PARTNERSHIP TAXATION

      Neither the Company nor any Manager or Member may make an election for the company to be excluded from the application of the provisions of Subchapter K of the Code or any similar provisions of applicable state law. The Members intend that the Company not be a partnership or joint venture, and that no Member or Manager be a partner of or joint venturer with any other Member or Manager, for any purpose other than federal and state tax purposes, and this Agreement may not be construed to suggest otherwise. The provisions of Section 5.1 (b) herein respecting the allocation of Units shall control the allocation of income, loss and tax items derived from the Company's operations.

10.3  NO PARTNERSHIP INTENDED FOR NON-TAX PURPOSES.

      The Members have formed the Company under the Act, and expressly disavow any intention to form a joint venture, a partnership or a partnership in commendam (or limited partnership) under Louisiana law, or laws of any other state. The Members do not intend to be partners one to another or partners as to any third party. To the extent any Member, by word or action, represents to another person that any other Member is a partner or that the Company is a partnership, the Member making such wrongful representation shall be liable to any other Member who incurs personal liability by reason of such wrongful representation.

10.4  NOTICES

      All communication or notices required or permitted to be given under this Agreement shall be in writing, and any communication or notice shall be deemed to have been duly made upon receipt by mail, or by facsimile transmission receipt of which has been duly acknowledged. Any written notice sent certified mail to the address of record of the recipient which is returned by the post office as unclaimed or undeliverable for any reason shall be deemed to have been received. A party may, by written notice so delivered to the Company, change the address to which communications or written notices shall be made under this Agreement.

10.5  AMENDMENTS

      This Agreement may be amended only in writing approved by an unanimous
      Vote.

10.6  EXECUTION

      This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, and each of which shall become effective when one or more counterparts have been executed by each of the parties hereto and delivered to the Company. The Members each agree to cooperate, and to execute and deliver in a timely fashion any and all additional documents necessary to effectuate the purposes of the Company and this Operating Agreement.

10.7  APPLICABLE LAW; VENUE

      This Agreement shall be governed by an construed and enforced in accordance with the laws of the State of Louisiana.

10.8  SUCCESSORS OR ASSIGNS

      The obligations herein undertaken and the rights herein conferred shall be binding upon and inure to the benefit of the parties, and, where applicable, their successors and assigns. None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditors of the Company or by any Person not a party hereto. This Agreement is entered into solely to benefit the Company and its subscribing Members, and is not entered into or intended for the benefit of any third persons. The Parties agree that this Agreement shall not be construed as a stipulation pour autrui or a third party beneficiary contract.

10.9  REFERENCES

      (a) Any reference in this Agreement to an Article, Section, or Subsection shall be deemed to refer to the applicable Article, Section or Subsection of this Agreement unless otherwise stated herein.

      (b) Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the Person may in the context require.

10.10 EFFECTIVE DATE

      This Agreement is entered as of the Effective Date set forth above, but shall be deemed effective as of the date of the Company's filing of the Articles with the Louisiana Secretary of State.

10.11 CONFLICTS WITH OTHER AGREEMENTS

      (a) In the event of any conflict between the terms of this Agreement and other permitted agreements by and between the parties hereto related to the purposes of the Company, this Agreement shall prevail.

      (b) The Company may acquire or enter into one or more written consulting agreements or employment agreements with Members or affiliates of Members. To the extent such arrangements are in writing and approved or authorized by the Majority Vote of the disinterested Members, and subject to Section 4.23 herein, such services may be compensated as provided in said agreements and shall be deemed to be separate from those services which the Member will provide to the Company as a capital contribution pursuant to Section 5.1 (a) herein.

10.12 NO ACTION FOR PARTITION.

      No Member shall have any right to maintain any action for partition with respect to the property of the Company.

10.13 INVALIDITY.

      The invalidity or unenforceability of any particular provision of this Operating Agreement shall not affect the other provisions hereof, and the Operating Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted. If any particular provision herein is construed to be in conflict with the provisions of the Act, the provisions of this Operating Agreement shall control to the fullest extent permitted by applicable law. Any provision found to be invalid or unenforceable shall not affect or invalidate the other provisions hereof, and this Operating Agreement shall be construed in all respects as if such conflicting provision were omitted.

10.14 DETERMINATION OF MATTERS NOT PROVIDED FOR IN THIS OPERATING AGREEMENT.

      The Members shall decide any questions arising with respect to the Company and this Operating Agreement which are not specifically or expressly provided for in this Operating Agreement.

10.15 HIPAA

      The HIPAA Business Associate Addendum attached hereto is made a part of this agreement as if copied herein in extensio.

10.16 COUNTERPARTS AND FACSIMILE SIGNATURES.

      This Agreement and any amendments or modifications thereto may be executed in counterparts, each of which will be deemed to be an original, but all of which together will constitute one and the same agreement. Also, the Parties acknowledge that a facsimile of this Agreement shall be binding and enforceable as an original and original signatures will be delivered to replace all facsimile signatures.

10.17 COST OF ENFORCEMENT.

      In the event that either Party shall be required to enforce the terms of this Agreement, the prevailing Party shall be entitled to recover the costs of such action, including, but not limited to, reasonable attorney's fees.

10.18 SEVERABILITY.

      The parties agree that each term and condition of this Agreement, including the noncompetition agreement incorporated herein shall be considered severable; and if, for any reason, any provision or provisions herein are determined to be invalid, overbroad, or unenforceable for any reason, such provision shall be deemed modified to the extent required to render it valid, enforceable and binding, and such determination shall not affect the validity or enforceability of any other provision of this Agreement. The parties further agree that if any provision contained in this Agreement is found by a court with competent jurisdiction to be invalid, excessively broad, or otherwise unenforceable said court shall reform such provision to render it enforceable consistent with the intent of the parties. In the event that such an invalid, excessively broad, or otherwise unenforceable provision cannot be reformed such that it may be enforced, then said court shall, only to the extent necessary, strike the invalid, excessively broad or unenforceable provision and enforce the remaining provisions of this Agreement.

      THUS DONE AND SIGNED, in multiple originals, in the city of Lafayette, Lafayette Parish, Louisiana, on the day and in the month and year first above written.

LHC GROUP, LLC                               BETA HOMECARE, INC.
Manager                                      Member

By:_______________________________           By: ______________________________
   Keith G. Myers, Manager                       Christopher Baggett, President

                                             LOUISIANA HEALTH CARE GROUP, LLC
                                             Member

                                             BY: LHC GROUP, LLC, Manager

                                             BY: ______________________________
                                                 Keith G. Myers, Manager

                               MEMBERSHIP SCHEDULE
                    ACADIAN HOME HEALTH CARE SERVICES, L.L.C.
                             AS OF: JANUARY 1, 2004

LOUISIANA HEALTH CARE GROUP, LLC                           62.50 UNITS

BETA HOMECARE, INC.                                        37.50 UNITS

                               BUSINESS ASSOCIATE
                                CONTRACT ADDENDUM

      THIS BUSINESS ASSOCIATE ADDENDUM, is incorporated into the Company's Operating Agreement (the "Agreement") entered into by the parties; including, ACADIAN HOME HEALTH CARE SERVICES, LLC (hereafter "COMPANY"), a Louisiana limited liability company which provides home health services, and LHC GROUP, LLC, (hereafter "MANAGER"), a Louisiana limited liability company, and BETA HOMECARE, INC. (hereafter "BETA") to set forth the relationships and obligations of the parties in respect to compliance with the requirements of the Health Insurance Portability and Accountability Act of 1996.

1. INTRODUCTION: The Company, Beta and the Manager are subject to the Standards for Privacy of Individually Identifiable Health Information (45 CFR Parts 160 and 164) (the "Privacy Rule"). The Company, Beta and Manager have entered into an Operating Agreement of even date herewith. The Company, Beta and Manager may provide, for or on behalf of one another, certain services described in the Agreement and, in the process, receive individually identifiable health information which is protected under the Privacy Rule ("PHI"). As a result, the Company, Beta and Manager enter into this Addendum in order to comply with the Privacy Rule.

2. USES AND DISCLOSURES OF PHI: Except as provided in Paragraph 3, the Company, Beta and Manager are permitted and/or required to use and disclose the PHI they obtain from one another, only to the extent such use or disclosure is: (i) necessary to provide services to one another; (ii) permitted under the Privacy Rule or (iii) in accordance with the terms contained herein. The Company, Beta and Manager are specifically prohibited from any use or disclosure of the PHI that would violate the requirements of the Privacy Rule.

3. OTHER PERMITTED USES AND DISCLOSURES: Notwithstanding Paragraph 2, the Company, Beta and Manager may use the PHI to perform data aggregation services (as defined in the Privacy Rule) if such use is necessary for the proper management and administration of Company or Beta, or to carry out their legal responsibilities hereunder. Manager may disclose the PHI if necessary for the proper management and administration of the Manager or to carry out its legal responsibilities, but only if:

      (A) The disclosure is required by law; or

      (B) The Company, Beta or Manager obtains reasonable assurances from the person to whom the PHI is disclosed that it will be held confidentially and used or further disclosed only as required by law or for the purpose for which it was disclosed to the person, and the person notifies the Company, Beta or Manager of any instances of which it is aware in which the confidentiality of the PHI has been breached.

4. OTHER OBLIGATIONS OF THE COMPANY, BETA AND MANAGER: In addition to the foregoing, the Company, Beta and Manager shall, with regard to the PHI:

      (A) Not use or further disclose the PHI other than as permitted or required by the Agreement or as required by law;

      (B) Use appropriate and commercially reasonable safeguards to prevent use or disclosure of the information other than as provided for by the Agreement;

      (C) Promptly report to the other any use or disclosure of the information not provided for by the Agreement of which it becomes aware, and have in place procedures to mitigate any harmful effects from the inappropriate use or disclosure;

      (D) Ensure that any agents, including a subcontractor, to whom they provide the PHI agrees to the same restrictions and conditions that apply to the Company, Beta and Manager with respect to such information;

      (E) Promptly make the PHI available to the other upon request in compliance with the access provisions of the Privacy Rule;

      (F) Promptly make the PHI available for amendment and incorporate any amendments to the PHI maintained by the Company, Beta and Manager as required by the Privacy Rule;

      (G) Maintain data on all disclosures of PHI for which accounting is required by the Privacy Rule for at least six years after the date of the last such disclosure, and make that data available to the Company as necessary to provide accountings of disclosures in accordance with the Privacy Rule;

      (H) Make its internal books, and records relating to the use and disclosure of the PHI available to the Secretary for purposes of determining the Beta's and Company's compliance with the Privacy Rule; and

      (I) At termination of the Agreement, to the extent feasible, recover all PHI in the possession of its agents and subcontractors return or destroy all of the PHI that the Company, Beta and Manager still maintain in any form and retain no copies of such information or, if such return or destruction is not feasible, extend the protections of the Agreement to the remaining PHI and limit further uses and disclosures to those purposes that make the return or destruction of the information infeasible.

      (J) Remain knowledgeable of the requirements applicable to health care providers under the Privacy Rule and provide appropriate education and training to employees, officers, directors, agents, and contractors to ensure their knowledge of and compliance with those provisions.

5. TERM: This Addendum shall become effective immediately upon execution of the Operating Agreement and, except as hereinafter provided, shall remain in force and effect until the last of the PHI is returned to the Beta or Company or destroyed.

6. TERMINATION OF AGREEMENT: Notwithstanding any provision of the
Agreement to the contrary regarding term or termination, as hereinafter provided, the Beta or Company is authorized to terminate the Agreement if it determines that the Company, Beta or Manager respectively have violated a material term of this Addendum (a "Privacy Breach").

      A. Upon learning of a Privacy Breach, unless the Company or Beta reasonably believes that the other or Manager has already remedied the condition leading to or causing the Privacy Breach, the Company or Beta shall give written notice to the other or Manager ("Notice").

      B. If the Company or Beta has not received satisfactory assurances within ten (10) days of the date of the Notice that Beta or Manager has cured the breach or ended the violation, as applicable, then the Company or Beta shall immediately terminate the Agreement if, in the its sole discretion, it determines that termination is feasible. If it determines that termination is not feasible, it shall immediately report the problem to the Secretary of the Department of Health & Human Services.

7. CONFLICTING PROVISIONS: In the event that any requirements or provisions of this Addendum should be in conflict with any requirements or provisions of the Agreement, the requirements or provisions of this Addendum shall control.

8. CHANGES REQUIRED BY LAW: The parties hereto have acknowledged that this Addendum is entered into in order to comply with the requirements of the Privacy Rule. In the event that the provisions or interpretation of the Privacy Rule are materially changed, or in the event that other law is enacted or interpreted which materially effects the terms of this Addendum, the parties agree to enter into a mutually acceptable amendment to this Addendum, on or before the effective date of that change, to bring the terms hereof into compliance therewith.

9. DEFINITIONS: As used in this Addendum, the following terms have the following meanings:

      "Business Associate" includes not only the person or entity executing this Addendum, but also includes all of its employees, officers, directors, agents, and contractors.

      "Disclosure" or "disclose" means the release, transfer, provision of access to, or divulging in any other manner of information outside the entity holding the information, as more fully described in the Privacy Rule.

      "Use" means, with respect to individually identifiable health information, the sharing, employment, application, utilization, examination, or analysis of such information within an entity that maintains such information, as more fully described in the Privacy Rule.

10.   MISCELLANEOUS:

      A. Ownership of PHI: The PHI to which the Company, Beta and Manager have access under the Agreement or this Addendum shall be and remain the property of the Company or Beta respectively as applicable.

      B. Indemnification: Each party to this Addendum shall indemnify and hold the other harmless from any and all liability, damages, costs and expenses, including attorneys fees and costs of defense, resulting from the action or omission of the other party with respect to the obligations undertaken by either of them under this Addendum.

      C. Injunctivc Relief: Notwithstanding any rights or remedies provided for in this Addendum, the Beta and Company retain all rights to seek injunctive relief to prevent or stop the inappropriate use or disclosure of PHI directly or indirectly by the Company, Beta or Manager.

      D. No Third Party Beneficiaries: Nothing in this Addendum is intended to confer upon or create in, nor shall anything herein confer upon or create in, any person other that the parties and their successors and assigns, any rights, remedies, obligations, or liabilities whatsoever.

                                   APPENDIX E

                                                                     Exhibit B-2

                               OPERATING AGREEMENT
                                       OF
                    ST. LANDRY EXTENDED CARE HOSPITAL, L.L.C.

      This Operating Agreement is entered into and is effective as of the 15th day of April, 2004, by and among the undersigned Members who agree as set forth herein regarding the operations of St. Landry Extended Care Hospital, LLC, a Limited Liability Company, organized under and existing pursuant to the laws of the State of Louisiana:

                                    ARTICLE I
                                   DEFINITIONS

1.1   DEFINED TERMS

      As used in this Agreement, defined terms have the meanings hereinafter set forth:

      (a) "Act" means the Limited Liability Company Law, La. R.S. 12:1301 et seq., and any successor statute as amended.

      (b) "Agreement" or "Operating Agreement" means this Operating Agreement as originally executed and as amended from time to time.

      (c) "Articles" or "Articles of Organization." The Articles of Organization of St. Landry Extended Care Hospital, L.L.C., as filed with the Secretary of State of Louisiana, as the same may be amended from time to time.

      (d) "Capital Account" A Capital Account maintained in accordance with the rules contained in of the Regulations.

      (e) "Capital Contribution." Any contribution to the capital of the Company in cash, property or future services by a Member whenever made.

      (f) "Fiscal Year." The Company's fiscal year, which shall be the calendar year.

      (g)   "Code" means the Internal Revenue Code of 1986, as amended.

      (h) "Company" means St. Landry Extended Care Hospital, L.L.C., a Limited Liability Company organized under and existing pursuant to the laws of the State of Louisiana.

      (i) "Distributive Shares" means the share of distributed revenues from the Company due to each Member under the Membership Interests applicable to such distribution.

      (j)   "Majority Vote" or " Votes" has the meaning given to these terms in
            Section 4.15.

      (k) "Member" means any person executing this Agreement as a Member or hereafter admitted to the Company as a Member as provided in this Agreement, but does not include any person who has ceased to be a Member in the Company.

      (l) "Membership Interest" or "Interest" means a Member's interest in the Company in which the Member shares in the income, gains, expenses, profits, losses, deductions and credits of the Company, which Interest is expressed as the percentage of the Member's holdings of any class of Units in the Company in proportion to the total issued and outstanding Units of the same class of the Company.

      (m) "Net Profits" and "Net Losses" The Company's taxable income or loss determined in accordance with the Code for each of its Fiscal Years.

      (n) "Officer." One or more individuals appointed by the Members to whom the Members delegate specified responsibilities. The Members may, but shall not be required to, amend this Agreement to create such offices as they deem appropriate, including, but not limited to, President, Vice Presidents, Secretary and Treasurer. The Officers shall have such duties as are assigned to them by the Members from time to time, which duties shall be memorialized by written amendment to this Operating Agreement. All Officers shall serve at the pleasure of the Members and the Members by Majority Vote may remove any Officer from office without cause and any Officer may resign at any time.

      (o)   "Person" has the meaning given that term in the Act.

      (p) "Properties" means all of the Company's interests in any movable or immovable properties, contracts or other assets owned by the Company.

      (q) "Service Area " means that area encompassed within St. Landry, Evangeline and Lafayette Parishes, Louisiana.

      (r) "Transferor Member" means any Member who sells or transfers, or offers to sell or transfer, or attempts to sell or transfer his Units in the Company to another Person; or any Member who is subject to a voluntary or involuntary withdrawal.

      (s) "Treasury Regulations." The federal income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

      (t) "Units " means an interest in the Company acquired by a Member. There shall be one class of Units. The Units shall have voting rights equal to one vote per Unit. Units may be issued to certain Members in exchange for capital contributions to the Company. Units shall represent an equity interest in the Company and shall represent a fully participating interest in the Company's management and Net Profits as hereinafter set forth. The maximum authorized number of Units of the Company is ONE HUNDRED THOUSAND (100,000).

                                    ARTICLE 2
                                  ORGANIZATION

2.1   INTENT

      This Agreement constitutes the Operating Agreement of the Company, as referred to in the Company's Articles of Organization and the Act.

2.2   FORMATION

      The Company has been formed by the Members as a Louisiana limited liability company by the filing of Articles of Organization (the "Articles") pursuant to the Act and the issuance of a certificate by the Secretary of State of Louisiana.

2.3   PURPOSES

      The Company is formed for the purpose of engaging in any lawful activity for which limited liability companies may be formed under the laws of the State of Louisiana as may be approved by the Members. The Company has established and operates a long-term acute care hospital in Opelousas, Louisiana and long-term acute care hospital campus facility in Mamou, Louisiana to provide hospital services to current and future patients of the Company in the Service Area. In furtherance thereof, the Company may exercise all powers necessary to or reasonably connected with the Company's business which may be legally exercised by limited liability companies under the Act, and may engage in all activities necessary, customary, convenient, or incident to any of the foregoing.

2.4   REGISTERED OFFICE AND AGENT

      The Company shall maintain a registered office and a registered agent in the State of Louisiana, which office and agent may be changed by the Members.

2.5   OTHER OFFICES

      In addition to its registered office in Louisiana, the Company may have other offices and places of business at such places, both within and without the State of Louisiana, as the Members may from time to time determine.

2.6   OPERATING AGREEMENT

      The affairs of the Company shall be governed by the Act, its Articles and this Operating Agreement. There shall be only one Operating Agreement governing the affairs of the Company and the relationships of the Members to one another as such relate to the business of the Company. Any oral or written agreement between or among the Members shall be of no effect whatsoever unless and until the Members agree by unanimous vote to incorporate said agreement into this Operating Agreement. The Members shall have the power to amend or repeal this Operating Agreement, and to adopt a new Operating Agreement only upon the two-thirds (b's) majority of the Votes as provided herein.

                                   ARTICLE 3

                                    MEMBERS

3.1   MEMBERS

      The Members of the Company shall be those persons who have joined in the execution of this Agreement, and any other persons who may be hereafter approved for membership by the unanimous consent of the Members.

3.2   EXECUTION OF THIS AGREEMENT

      The admission of an additional Member, including if applicable the spouse of a Member, shall not become effective until the Person has executed this Agreement, or an appropriate supplement hereto, pursuant to which the new Member agrees to be bound by, and subject to, all of the terms and provisions hereof and restrictions herein.

3.3   MEMBERS HAVE NO EXCLUSIVE DUTY TO COMPANY

      (a) No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Members, no Member shall perform services for the Company or be entitled to compensation for services performed for the Company.

      (b) Except as otherwise expressly stated herein, no Member shall be required to participate in the Company as such Member's sole and exclusive function and any Member shall be entitled to and may have other business interests and may engage in other activities in addition to those relating to the Company other than permitted Related Party Transactions as described in Section 4.23. No Member shall have a business interest or engage in activities which are in direct competition with the Company's provision of inpatient long-term acute care hospital care services without the expressed written approval pursuant to a two-thirds (2/3) Vote. Neither the Company nor any Member shall have any right, by virtue of this Operating Agreement, to share or participate in such other investments or activities of the Member or to the income or proceeds derived therefrom. The Member shall incur no liability to the Company or to any of the Members as a result of engaging in any other business or venture permitted by this Agreement.

                                   ARTICLE 4
                                   MANAGEMENT

4.1   MANAGERS

      (a) The business of the Company shall be managed by one or more Managers, who may, but need not, be Members, and who shall be a mandatary of the Company for all matters in the ordinary course of its business. LHC GROUP, LLC shall be the initial Manager of the Company, and appears herein to accept said appointment. To the extent authorized by this Agreement, the Manager shall have full, exclusive and complete discretion, control, power and authority in the management of the Company's affairs. The Manager shall have full power and authority to undertake any activity described in this Article and to execute and deliver on behalf of the Company such documents or instruments which the Manager deems appropriate in the conduct of the Company's business. No person, firm or corporation dealing with the Company shall be required to inquire into the authority of the Manager to take any action or make any decision.

      (b) The Manager shall have, without limitation, authority to employ and compensate the personnel reasonably necessary to conduct the Company's business activity. The Manager shall be required to devote to the Company's affairs only such part of its time and efforts as is reasonably required to conduct the operations contemplated under this Agreement and shall be free to engage in any other business for its own account and/or for the account of others. Neither the Company nor any of the Members shall have any rights by virtue of this

            Agreement in any independent business ventures of the Manager.

      (c) Subject to the ultimate authority of the Members of the Company, the day to day management of each long-term acute care hospital campus shall be conducted by the Manager.

4.2   POWERS OF MANAGER.

      The Manager shall have all necessary powers to carry out the purposes and conduct the business of the Company including, without limitation, excepting any specific limitations contained in this Agreement or in applicable law, the authority, right and power on behalf of the Company to:

      (a) To negotiate and enter into, make and perform all such contracts, agreements, and other undertakings binding the Company as the Manager deems to be necessary, appropriate or advisable in furtherance of the purposes of the Company;

      (b)   Acquire, hold, manage and defend the assets of the Company;

      (c) Open, maintain and close bank accounts, designate and change signatories on such accounts and draw checks and other orders for the payment of monies;

      (d) Lease, sell, convey, assign, trade, exchange, quitclaim, surrender, release, abandon or otherwise dispose of any movable assets or interest therein or payable therefrom not to exceed $100,000 without any further act or vote or grant of authority by any Members and in connection therewith make any such distributions as the Manager may deem appropriate from the proceeds of such sale to the Members;

      (e) To collect and deposit all Company receipts and to disburse all Company funds in payment of all ordinary and necessary expenses;

      (f) Sue and be sued, complain and defend in the name of and on behalf of the Company;

      (g) Execute and deliver all negotiable instruments, checks, drafts or other orders for the receipt or payment of funds belonging to the Company;

      (h) Execute powers of attorney, consents, waivers and such other documents as may be necessary or appropriate before any court, administrative board or agency of any governmental authority affecting Company assets;

      (i) Purchase insurance, at the Company's expense, to protect Company assets against loss and to protect the Manager against liability to third parties arising out of the Company's activities, provided that any such insurance shall name each Member, individually as an additional insured;

      (j) Prepare and file all returns for the Company and make all elections for the Company with respect to federal and state income or other taxes;

      (k) Recommend employment of such agents, employees, accountants, lawyers, clerical help and other assistance and services subject to approval by Majority Vote;

      (l) Grant and perfect security interests in the Company's accounts for the purposes of obtaining operational financing;

      (m) Execute and deliver such other documents and perform such other acts as the Manager in his sole discretion may determine to be necessary or appropriate to carry out the purposes of the Company; and

      (n) Take any and all other action the Manager may deem necessary, appropriate or advisable in furtherance of the purposes of the Company.

4.3   CERTAIN LIMITATIONS ON AUTHORITY OF MANAGER.

      Notwithstanding the provisions of Section 4.2, the Manager, acting alone, shall not have the power to do any of the following on behalf of the Company, each of which shall require approval of the Members as provided herein:

      (a)   To dissolve, liquidate or wind-up the business of the Company;

      (b) To sell, exchange, lease, mortgage or otherwise transfer assets in excess of $100,000 per year, other than inventory;

      (c)   To merge or consolidate the Company with or into any other entity;

      (d)   To incur indebtedness in excess of $ 100,000 in any one transaction;

      (e) To alienate, lease or encumber any immovable property belonging to the Company;

      (f)   Confess to judgment against the Company;

      (g)   To admit new members;

      (h)   To file voluntary bankruptcy proceedings; and

      (i)   To amend the Articles or this Agreement.

4.4   COMPENSATION AND REIMBURSEMENT OF MANAGER.

      Compensation for services rendered in his capacity as Manager shall be established and thereafter modified at any time upon a Majority Vote subject to the restrictions set forth in Section 4.23. In addition, the Manager shall be reimbursed on a monthly basis for all direct costs and expenses reasonably incurred on behalf of the Company.

4.5   LIABILITY AND INDEMNIFICATION OF MANAGER.

      In addition to any other provision contained herein conferring similar rights, the Manager shall not be liable, responsible, or accountable in damages or otherwise to the Company or to any Member for any action taken or any failure to act on behalf of the Company within the scope of the authority conferred on the Manager by this Agreement or by law, unless the action was taken or omission was made fraudulently or in bad faith or unless the action or omission constituted gross negligence.

4.6   POWER OF ATTORNEY.

      Each Member hereby constitutes and appoints the Manager as the Member's true and lawful attorney and agent with full power and authority in the Member's name, place, and stead to execute, swear to, acknowledge, deliver, file, and record in the appropriate public offices:

      (a) All such certificates that the Manager considers necessary or appropriate to qualify or continue the Company as a limited liability company; and

      (b)   One or more fictitious or trade name certificates

      The power of attorney granted herein shall be considered to be coupled with an interest, and, to the extent permitted by applicable law, shall survive the death, interdiction, withdrawal, resignation, retirement, expulsion, bankruptcy, dissolution, or termination of existence of a Member or interest holder. It shall also survive the Transfer of an Interest, except that if the Transferee is admitted as a Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the Manager, as attorney in fact, to execute, acknowledge, and file any documents needed to effectuate the substitution.

4.7   RESIGNATION OR WITHDRAWAL OF MANAGER.

      The Manager may resign upon giving written notice to the Company at least thirty (30) days in advance. The Manager shall be deemed to resign upon any disposition of the membership interest of the Manager, if Manager is a Member. Upon the resignation or withdrawal of the Manager, a new Manager shall be elected by a majority in interest of the Members.

4.8   OTHER AGENTS

      The Members, by Majority Vote, may appoint other managers, agents, or attorneys-in-fact as needed from time to time, whose authority to act for the Company shall be stated in the written act or instrument pursuant to which said agent or attorney in fact is appointed. Unless expressly authorized to do so by the Members, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind or obligate the Company in any way, or to pledge its credit.

4.9   REMOVAL OF MANAGER.

      The Members, at any time and with or without cause, may remove a Manager and elect a new Manager, upon unanimous Vote of the Members other than the Manager to be removed.

4.10  LIMITATION ON AUTHORITY OF MEMBERS.

      No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for the Company solely by virtue of being a Member. This Section 4.10 supersedes any authority granted to the Members by the Act. Any Member who takes any action or binds the Company in violation of this Operating Agreement shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to the loss or expense.

4.11  BUSINESS JUDGMENT.

      The Managers and the Members shall be entitled to rely on information, opinions, reports or statements, including but not limited to financial statements or other financial data prepared or presented by: (i) any one or more Members, Officers or employees of the Company whom the Member reasonably believes to be reliable and competent in the matter presented,
      (ii) legal counsel, public accountants, or other persons as to matters the Member reasonably believes are within the person's professional or expert competence, or (iii) a committee of Members on which he or she does not vote if the Member reasonably believes the committee merits confidence.

4.12  MEETINGS OF THE MEMBERS

      Subject to the notice requirement of Section 4.13, meetings of the Members may be called at any time by a Manager, or by Members holding in the aggregate thirty percent (30%) of the Units. If the meeting is called by less than a majority in interest of the Members, it shall be held at the registered office of the Company, unless all Members agree to an alternate location. Subject to the foregoing, meetings of the Members may be held at the office of the Company, or at such other place, either within or without the State of Louisiana, at a time and date as designed in the notice. Failure to hold an annual meeting shall not affect or vitiate the Company's existence.

4.13  NOTICE OF MEETINGS

      Written notice of the time and place of a meeting of Members shall be given by the Person calling the meeting to all Members at least two (2) days and not more than sixty (60) days prior to the date fixed for the meeting. Notice of any Members' meeting may be waived in writing by any Member at any time. Attendance at any meeting by a Member shall be deemed a waiver of notice of such meeting unless such attendance is solely for the purpose of objecting to the legality of the meeting on grounds of inadequate or improper notice.

4.14  QUORUM

      Except as may be otherwise required by the Act, the Articles or this Agreement, the presence in person or by proxy of persons holding a majority of the Votes shall be necessary to constitute a quorum at any meeting of the Members.

4.15  VOTING

      (a) At any meeting of the Members, every Member having the right to vote shall be entitled to vote in person, or by proxy. There shall be one vote allotted for each Unit held by each Member (the "Votes"). Fractional Units shall not be entitled to vote except in the event of a tie vote. Except for actions requiring the unanimous or a supermajority consent or approval of the Members as required by the Act, the Articles, or this Agreement, a fifty-one percent (51%) majority of the Votes present and voting ("Majority Vote") shall decide any matter brought before the Members. On demand of any Member, the vote on any question shall be by written ballot.

      (b)   The following actions shall require the unanimous consent of the
            Members:

            (i)   expansion of the Company's business beyond the Service Area;

            (ii) termination of the Company's Management Agreement with LHC GROUP, LLC, other than for cause as provided in the Management Agreement;

            (iii) the sale of any Member's Membership Interest and Voting
                  Interest in accordance with Article 6; or

            (iv) the selection of an appraiser to provide an independent appraisal of the value of the Company.

4.16  PROXIES

      At any meeting of the Members, every Member shall be entitled to vote in person or by proxy appointed by an instrument in writing subscribed by such Member and bearing a date not more than eleven months prior to the meeting, unless the instrument provides for a longer period. Any Member may issue an irrevocable proxy to any other Member. A copy of such instrument shall be filed prior to or at the meeting. A proxy need not be a Member.

4.17  WRITTEN CONSENT

      Any action may be taken without a meeting of the Members if a consent in writing, setting forth the action so taken, shall be signed by those Members having sufficient votes to authorize the action. Such consent shall have the same force and effect as a vote of the Members, provided that written notice is give prior to or contemporaneously with the execution of the proposed written consent. A photostatic, email, facsimile transmission, or similar reproduction of a writing, signed by a Member, shall be regarded as an original for all purposes. A copy of the written consent shall be distributed to each non-consenting Member within fifteen
      (15) days of the date of such consent. The failure to distribute such copies shall not vitiate or effect the consent in any manner.

4.18  TELEPHONE CONFERENCE CALLS; EMAIL

      Members may participate in meetings by means of a telephone conference call or similar communication equipment provided that all Persons participating in the meeting can hear and communicate with each other. Participation in such a meeting shall constitute presence at the meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. The Manager may poll the Members by telephone and the results of such poll may constitute action by the Members so long as no Member who has been polled objects to such action prior to its adoption, and provided that any action taken by poll is properly reduced to writing and a copy of the same provided to the Members. Members may take action by way of serial email transmissions so long as each Member contemporaneously receives a copy of the emails proposing and discussing such action and no Member objects to such action prior to its adoption.

4.19  TAX RETURNS AND ELECTIONS

      The Manager shall cause the preparation and timely filing of the Company's tax returns, shall make such tax elections and determinations as appear to be appropriate, and shall timely file all other writings required by any governmental authority having jurisdiction to require such filing. Upon the transfer of all of the Member's interest in the Company or upon the death of a Member, or upon the distribution of any property of the Company to a Member, the Company may (but shall not be required to) file an election in accordance with the applicable Treasury Regulations to cause the basis of such property to be adjusted for federal income tax purposes as provided by the Code.

4.20  REIMBURSEMENT OF COSTS AND EXPENSES

      Any Member acting for and on behalf of the Company shall be entitled to reimbursement for all expenses, costs and other liabilities reasonably incurred on behalf of the Company, except to the extent that such expenses, costs and other liabilities are incurred in connection with services that the Member has agreed to perform for the Company as a contribution to its capital.

4.21  LIMITATION OF LIABILITY

      Except as otherwise provided by the laws of the State of Louisiana, the personal liability of each Member, if any, shall be limited to his capital contribution to the Company as set forth herein. No Member has guaranteed or shall have any obligation with respect to the return of a Member's Capital Contributions or profits from the operation of the Company. No Member shall be liable for any debt or liability of the Company unless same shall be separately guaranteed or endorsed by a Member in that Member's personal capacity. No Member shall be liable, responsible or accountable in damages or otherwise to the Company or any other Member for any loss or damage incurred by the Company or the Member by reason of any act or omission performed or omitted by the Member on behalf of the Company, provided that the Member acted (i) in good faith, and (ii) in a manner reasonably believed by the Member to be within the scope of the authority granted to him by this Agreement and in the best interest of the Company. The foregoing limitation of liability shall not apply to such losses to, or damages incurred by, the Company or the Members that result from the Member's gross negligence, intentional misconduct or breach of a fiduciary duty owed to the Company or the Members.

4.22  INDEMNITY

      Except as otherwise provided for herein, to the fullest extent permitted by law the Company shall indemnify, defend and hold harmless each Member and make advances for expenses to each Member arising from any loss, cost, expense, damage, claim or demand, in connection with the Company, the Member's status as a Member of the Company, the Member's participation in the management, business and affairs of the Company or such Member's activities on behalf of the Company. The Company shall also indemnify, defend and hold harmless its Officers, employees and Managers from any loss, cost, expense, damage, claim or demand in connection with the Company, any such person's participation in the business and affairs of the Company, or such Person's activities on behalf of the Company, unless the action was taken or omission was made fraudulently or in bad faith or unless the action or omission constituted gross negligence.

4.23  RELATED PARTY TRANSACTIONS

      (a) Anything in this Agreement to the contrary notwithstanding, it is agreed by and among the Company and its Members that the Company shall not enter into any contract, agreement or transaction with any Member of the Company; or with any individual family member (spouse, child, sibling or parent) of any Member of the Company; or with any corporation, partnership or other legal entity owned (10% or more) or controlled by any Member of the Company, or an immediate family member thereof; or any individual which is a shareholder or other equity interest owner in a corporation, partnership or limited liability company which is a Member, without the consent of a Majority Vote of the remaining disinterested Members which shall be calculated by omitting the votes attributable to the interested Member. The following are non-exclusive examples of transactions covered by this section and requiring consent of a majority of the disinterested Members:

            (i) sale of the Company's real estate or movable property or assets to the Members, their immediate family members or related entities;

            (ii) leasing of the Company's real estate or movable property or assets, or any portion thereof to or from the Members, their immediate family members or related entities;

            (iii) entering into contracts for the management, servicing, repair or improvement of the Company's business, real estate, movable property or other assets, or any portion thereof, with the Members, or their immediate family members or related entities.

            (iv)  employment or professional services agreements.

      (b) Notwithstanding the foregoing, the Members unanimously agree, approve and ratify the Management Services Agreement entered into between the Company and LHC GROUP, LLC with the cost of same not to exceed fifteen percent (15%) of the Company's net revenues.

4.24  CONTRACTS IN VIOLATION

      Any contract, agreement, or transaction entered into without the consent of a majority of the disinterested Members as required in Section 4.23 above, shall be absolutely null and void and of no force and effect as concerns the Company and the disinterested Members.

4.25  NO INDEMNIFICATION

      The limitation of liability and indemnification provisions of Sections
      4.21 and 4.22 of this Agreement shall not apply to any transaction entered into in violation of Sections 3.3 and 4.23 above. Furthermore, the limitation of liability and indemnification provisions of Sections 4.21 and 4.22 of this Agreement shall not apply to any Member if that Member is determined to have breached any fiduciary duty to the Company. In such event, the Member shall promptly reimburse to the Company any sums advanced under Sections 4.2l or 4.22.

4.26  MEMBERS' AND OFFICERS' COMPENSATION

      Any salaries and other compensation of the Members or Officers shall be fixed by the Members, and no Member shall be prevented from receiving such salary by reason of the fact that he is also a Member of the Company.

4.27  TAX ELECTIONS; TAX MATTERS PARTNER.

      All elections required or permitted to be made by the Company under the Code shall be made by a Majority Vote of the Members. For all purposes permitted or required by the Code, the Members constitute and appoint its initial manager as Tax Matters Partner or, if he is no longer the Manager, then such other Member or Manager as shall be elected by the Members by Majority Vote. The provisions on limitations of liability and indemnification of the Members set forth in Article 4 hereof shall be fully applicable to the Tax Matters Partner in his or her capacity as such. The Tax Matters Partner may resign at any time by giving written notice to the Company and each of the other Members. Upon the resignation of the Tax Matters Partner, a new Tax Matters Partner may be elected by Majority Vote of the Members.

4.28  INSURANCE.

      The Company shall maintain in force and effect general commercial liability insurance coverage of no less than $1,000,000 per incident and $3,000,000 in the aggregate; professional liability insurance of no less than: (i) $1,000,000 per incident and $3,000,000 in the aggregate, or (ii) $100,000 per incident and $300,000 in the aggregate, subject to and including participation as a Qualified Healthcare Provider in the Louisiana Patients' Compensation Fund; and workers' compensation insurance in the minimum statutory amount for the full term of this Agreement and for a term of three (3) years thereafter.

4.29  FINANCING.

      For the Company's benefit, LHC GROUP, LLC, as Manager, is hereby authorized to obtain operational financing from its credit facility, GMAC-RFC Health Capital or its successor in interest, and shall be authorized to grant a security interest of up to one hundred percent (100%) of Company's accounts receivables to secure same.

                                    ARTICLE 5

           CAPITAL CONTRIBUTIONS AND ACCOUNTS, AND ACCOUNT ALLOCATIONS

5.1   CAPITAL CONTRIBUTIONS

      (a) Initial Capital. The Members shall each own Units in the Company with their initial Interests in the Company equal to the proportionate percentages as shown in the Membership Schedule. The Units shall represent a participation interest in the equity, Net Profits and Net Losses of the Company.

      (b)   Allocation of Profits and Losses: Equity Interests.

            Notwithstanding any provision of this Agreement to the contrary, the parties agree that the Membership Interests in income and losses of the business activities conducted by the Company shall be as set forth opposite each Member's name on the attached Membership Schedule. From and after the date this Agreement takes effect, the Membership Interest for each Member shall be equal to the percentage determined at any given time by dividing the Units held by such Member as of such time by the aggregate Units held by all Members as of such time.

      (c) Special Capital Contributions. It is anticipated that the Company will from time to time require additional capital to purchase or acquire additional assets or entities, or interests therein, and to fund the future operations of the Company. The Members will contribute to the capital of the Company, according to their respective Membership Interests, as set forth in Sections 5.1(b) above, cash sums equal to the sums necessary to defray the costs of such operations not covered by Company revenues, up to an cumulative aggregate maximum amount of additional capital for all Members of $10,000. Any requirement or project requiring capital in excess of this amount shall require a two-thirds (b's) majority of the Votes. Should a Member fail to pay its share of authorized additional capital, it shall be liable to the other Member or Members therefor, as provided in Section 5.1(d) below; provided, however, that in lieu of the penalty set forth in Section 5.1(d), upon a Majority Vote of the non-defaulting Members, the defaulting Member shall be deemed to have forfeited its interest in the Company to the non-defaulting Member or Members who choose to advance the defaulting Member's unpaid capital contribution. Notice of the forfeiture shall be given to the defaulting Member within sixty (60) days of the default in capital contribution. The provisions of this Section 5.1(c) shall not apply to capital calls in excess of the aggregate limit set forth herein unless such call has been approved by the affirmative vote of not less than eighty percent (80%) of the issued and outstanding Units prior to a default.

      (d) Penalty for Failure to Make Capital Contributions. Upon failure of any Member to promptly remit to the Company any sum due by it under the terms of this Agreement, and if no non-defaulting Member chooses to declare a forfeiture of interest under Section 5.1(c) above, then another Member may, but shall not be required to, advance such sum or sums. Any Member making such an advance shall be entitled to recover 300% of the amount of such advance from the first Distributive Shares to which the other Member would have otherwise been entitled as a Member of the Company in the absence of its default hereunder. The provisions of this Section 5.1(d) shall not apply to capital calls in excess of the aggregate limit set forth herein unless such call has been approved by a Majority Vote prior to a default.

      (e) Special Capital Contributions for Acquisitions or New Business. It is anticipated that the Company may acquire, and may participate in the further development and operation of its Properties, and in future business ventures. The Members may contribute to the capital of the Company, according to their respective Membership Interests, as set forth in Section 5.1(b) above, cash sums equal to the acquisition cost of such interests or cash and personal guaranties as required by the terms of any financing secured for such venture or ventures. Should a Member fail to approve or elect to participate in an acquisition, or new business opportunity by the Company upon being given the opportunity the Member electing to participate shall thereafter be free to acquire or pursue such interests for its or their own account outside the Company, or, the Company may go forward with such venture without the participation of the non-participating Member and the participating Members shall indemnify and hold harmless the non-participating Member from all liability, loss or obligation arising in any manner from such venture. In such event, expenses and revenues shall be separately accounted for with respect to the new venture and the participating Members only shall provide for the expenses and share in the revenues or losses from such venture, and no part of such costs, revenues or losses shall be allocated to the non-participating Member.

      (f) Interest on and Return of Capital Contributions. No Member shall be entitled to interest on such Member's Capital Contribution or to a return of its Capital Contribution, except as otherwise specifically provided for herein.

5.2   CAPITAL ACCOUNTS

      A Capital Account shall be maintained on the books of the Company for each Member which shall be begun, determined and maintained through the full term of the Company in accordance with the Capital Accounting rules of Treasury Regulations, and otherwise in accordance with generally accepted accounting principles consistently followed. A Member's Capital Account shall consist of his capital contributions to the Company:

            (1)   Increased by his share of Company profits; and

            (2) Decreased by his share of Company losses and by cash distributions to him.

      No Member shall withdraw any part of its Capital Account, except upon the approval of the Members.

5.3   ALLOCATION OF PROFITS, GAINS AND LOSSES

      (a) General Allocation. The Members will share in the income, gains, expenses, losses, deductions and credits of the Company in accordance with their Membership Interests. Each Member's share of the Net Profits and Net Losses shall be allocated for each Fiscal Year to the Members' Capital Accounts.

      (b) Depletion Allocation. Depletion will be allocated to the Members in the same proportions as they share in the income of the Company; provided, however, that depletion will not be allocated to a Member to the extent that it causes or increases a negative balance in his Capital Account.

      (c) Qualified Income Offset. Notwithstanding the allocation rules set forth in this Agreement, the Members agree to a "qualified income offset" as defined in Treasury Regulations to allocate items of income and gain in an amount and manner sufficient to eliminate as quickly as possible any unexpected Capital Account deficit balance.

5.4   DISTRIBUTIONS

      The Company's Net Profits which are in excess of the current or projected needs of the Company may be distributed on an interim basis each Calendar Quarter to the Members in accordance with the allocations set forth in
      Section 5.1. Such payments are referred to herein as "Distributive Shares." Such distributions shall be made no later than 60 days following the end of each Calendar Quarter. However, no distribution shall he made to Members if prohibited by the Act. All interim quarterly distributions shall be reconciled annually and corrective distributions shall be made no later than March 31st of each year for the prior fiscal year. Amounts calculated for any partial quarter or annual periods shall be determined proportionately, but shall he subject to the annual reconciliation.

      The Company is subject to partnership taxation and is not subject to taxation. Each Member receiving Distributive Shares shall be responsible for payment of its own tax liabilities, if any.

5.5   LOANS TO COMPANY

      To the extent approved by a Majority Vote of the Members, any Member may make a secured or unsecured loan to the Company.

5.6   PRIORITY AND RETURN OF CAPITAL.

      No Member shall have priority over any other Member, either as to the return of Capital Contributions or as to Net Profits, Net Losses or Distributions. This Section shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

5.7   PERSONAL GUARANTEES OF THE MEMBERS

      As a condition precedent to the admission of a Member and issuance of Membership Interest to the Member, to the extent that any obligations of the Company are required to be personally guaranteed by the Members of the Company, upon the eighty percent (80%) Majority Vote of the Members, each Member shall sign as surety, in his, her or its individual capacity, on all outstanding obligations of the Company which are personally guaranteed by the Members of the Company. Alternatively, any Member may satisfy this condition precedent by arranging for such a personal guarantee by a third person which is satisfactory to the other Members, and creditors of said obligations. The Company and the Members of the Company acknowledge and agree that the intention of each party is that all obligations of the Company which require personal guarantees shall be guaranteed by the Members in proportion to their membership interests, with each Member retaining full rights of indemnity and contribution from the other Members in proportion to the respective membership interests held by the Members. If the Member fails to perform his, her or its obligations pursuant to this Section 5.7 following provision often (10) days written notice demanding performance, the Member shall be deemed to have voluntarily withdrawn from the Company under Section 6.14 of this Agreement without the requirement for further notice by either party.

5.8   MEMBERS' RIGHTS OF CONTRIBUTION.

      If for any reason, a Member sustains any liabilities or is required to pay any losses arising out of, or directly connected with, the Company, or the execution of any agreements or guarantees in connection with the Company's operations, which are in excess of his, her or its proportionate Membership Interest in the Company, the other Members shall promptly reimburse such Member this excess, so that each and every Member of the Company will then have paid his, her or its proportionate share of such losses to the full extent of his, her or its Membership Interest in the Company.

                                    ARTICLE 6

                      TRANSFER OF INTERESTS AND WITHDRAWAL

6.1 RESTRICTIONS ON TRANSFER. A Member may not sell or otherwise transfer the Member's Units in the Company except as provided in this Article. In the event that a Member sells or transfers, or purports or attempts to sell or otherwise transfer, his, her or its Units except as provided in this Article, that Member shall be deemed to have involuntarily withdrawn from the Company effective on the date of the sale or transfer, or the purported or attempted sale or transfer. Any such sale or transfer, or purported or attempted transfer shall not have effect with respect to the Company and its Members, and any such transferee shall be entitled only to receive the value of the Units transferred in accordance with the provisions of Section 6.3. The transfer restrictions of this Article shall be binding on the Members, the Company, their heirs, legatees, legal representatives, successors, assigns, and transferees.

6.2   VOLUNTARY TRANSFER OF MEMBER'S INTEREST TO THIRD PARTIES.

      (a) Notwithstanding any other provision of this Agreement to the contrary, no Member may sell, assign, give, devise, pledge, hypothecate, mortgage, or in any other manner transfer any portion of his Units, without the prior written consent of all of the other Members, and any such transfer shall be subject to the provisions of this Section 6.2.

      (b) If a Member desires to effect any such transfer to a third party, such Member or his legal representative (the "Transferor Member") shall first give written notice (the "Offer Notice") to the Company and the other Members (the "Remaining Members") which shall state:

            (i)   The extent of the Units to be conveyed;

            (ii) The complete terms upon which the Transferor Member seeks to convey the Units (such terms to be limited to consideration for the Units in the form of cash and/or notes receivable); and

            (iii) The name and address of any transferee relating to such conveyance.

      (c) Upon receipt of the Offer Notice, the Remaining Members shall have the unrestricted right to (i) consent to such transfer; or (ii) refuse to consent to such transfer, in which case such refusal shall cause the following rights and obligations to arise in the following order of priority:

      (d)   The Remaining Members shall have the option for a period of thirty
            (30) days from receipt of the Offer Notice within which to purchase the offered portion of the Transferor Member's Units. For the first fifteen (15) days of the thirty (30) day period, each Remaining Member electing to purchase part of the Transferor Member's Units shall have the primary right to purchase a proportion of the Transferor Member's Units calculated as the product of: the Units of the Transferor Member described in the Offer Notice multiplied by a fraction, the numerator of which shall consist of the purchasing Remaining Member's Units and the denominator of which shall be the aggregate Units of the Remaining Members electing to exercise their primary right to purchase the Transferor Member's Units.

      (e) In the event that any portion of the Transferor Member's Units described in the Offer Notice has not been purchased by the Remaining Members at the end of the initial fifteen (15) day period, the remainder shall be available for purchase by these Remaining Members in the exercise of their secondary right. Each Remaining Member electing to exercise his secondary right shall have the option for a period of fifteen (15) days to purchase, on a pro-rata basis, such part of the Transferor Member's Units as was not elected for purchase by the Remaining Members in the exercise of their primary right.

      (f) In the event that any portion of the Transferor Member's Units described in the Offer Notice has not been purchased by the Remaining Members at the end of the thirty (30) day period, the Company shall have the option for a period of fifteen (15) days to purchase any remaining portion of the Transferor Members' Units that was not purchased by the Remaining Members in the exercise of either their primary or their secondary rights.

      (g) In the event that any portion of the Transferor Member's Units described in the Offer Notice has not been purchased by the Company at the end of the fifteen (15) day period, the Transferor Member may transfer the Units on the terms contained in the Offer Notice, and the consent of the Company and its Members if not expressly granted shall be implied. The Transferor Member shall complete the transfer within ninety (90) days (or such later date as may be specified in the Offer Notice) after receipt of the Offer Notice by the Remaining Members, but only with such transferee and only on such terms as were specified in the Offer Notice.

6.3   INVOLUNTARY TRANSFERS OF UNITS.

      (a) If any Member (the "Transferor Member"): (i) is deemed to have involuntarily withdrawn from the Company under the terms of this Agreement; (ii) becomes the subject of any judicial proceeding, including a proceeding under the U.S. Bankruptcy Code, or if a trustee, receiver, liquidator, or other representative of the Member's personal or business assets is or may be appointed; or
            (iii) becomes insolvent or makes an assignment for the benefit of the Member's creditors; or (iv) becomes involved in any other proceeding or commits any other act by which such Member, or a trustee, receiver, liquidator, or other representative of such Member, is or may be permitted or required to acquire or convey all or any portion of such Member's Units, such Member shall give written notice to the Company.

      (b) The Company shall be obligated to purchase the entirety of the Transferor Member's Units, which purchase shall be consummated in the manner specified in this Section. The purchase price of any Units purchased pursuant to this Section shall be equal to the book value of the Units as of the close of the Company's fiscal year immediately preceding the event resulting in the involuntary transfer, less any negative Capital Account balance of the Member. In the event the involuntary transfer is occasioned prior to the end of the Company's first fiscal year, the purchase price of any Units purchased pursuant to this Section shall be equal to the book value of the Units as of the close of business on the day on which the event causing the involuntary transfer occurred, less any negative Capital Account balance of the Member. The book value of the Units shall be determined by the Company's public accountant, and the accountant's determination when rendered shall be conclusive amongst the parties.

      (c) If the Company is obligated to purchase the interest of a Transferor Member in the Company pursuant to the provisions of this Section, the Company shall do so by giving written notice to the Transferor Member, or the Transferor Member's trustee, receiver, or other representative, or the appropriate court, all as the case may be. Upon the giving of such notice, the Company, as purchaser, and the Transferor Member, as seller, shall be obligated to consummate the sale and purchase of the Units, or portion thereof, at the Company offices within sixty (60) days after the date of the Company's notice.

      (d) The purchase price shall be paid by the Company with a non-negotiable promissory note payable in twenty equal quarterly installments, commencing ninety days after the effective date of the transfer, with interest at the prime rate published in the Wall Street Journal on the date of the transfer without prepayment penalties. The note shall contain a subordination clause subordinating the note to all other debts of the Company. The Company shall grant a security interest securing payment of the promissory note in the Units transferred if the cause of the involuntary withdrawal is specified in Sections (c) (ii) or (iii), only. At its sole option the Company may pay all or part of the purchase price in cash at the time of the transfer.

6.4 DEATH OF A MEMBER'S SPOUSE. In case of the death of an individual Member's spouse ("decedent"), the Company shall have the option to redeem the Units owned by the decedent, including the decedent's interest in the Company arising from the marital regime of acquets and gains, if any. The Company shall not automatically redeem the decedent's Units, but rather the affected Member shall have the option, within ninety (90) days of notice to the Company of the decedent spouse's death, to purchase the decedent's interests in the Units. If the member does not exercise this right within ninety (90) days of the notice of death, then the Company shall have the option to redeem the decedent's interests in the Units at the price and on the terms specified in Section 6.7 within the ensuing thirty (30) days.

6.5 DIVORCE OF A MEMBER. In the event of a divorce between an individual Member and the spouse of that Member, the Company shall have the option to redeem any Units granted to or owned by the spouse of the member. The Company shall not automatically redeem this Units, but rather the affected Member shall have the right within ninety (90) days of notice to the Company of the earlier of (i) the final judicial decree of divorce, or
      (ii) the execution of an agreement of separation of property between the Member and the spouse of the Member, to purchase the Units belonging to the spouse of the Member. If the Member does not timely exercise this right, then the Company shall have the option to redeem the spouse's Units at the price and on the terms specified in Section 6.7 within the ensuing thirty (30) days.

6.6 DEATH OF A MEMBER. In the event of the death of an individual Member, the Company shall have the option to redeem any Units, held by such Member, or transferred by will or law or otherwise to any heirs or legatees of the individual Member, at the price and on the terms specified in Section 6.7 within the ensuing ninety (90) days. In the event of the death of a shareholder of a corporate Member, the Company shall have the option to redeem any Units held by the affected corporate Member at the price and on the terms specified in Section 6.7 within the ensuing thirty (30) days.

6.7   VALUATION AND PAYMENT FOR PURPOSES OF SECTIONS 6.4, 6.5, 6.6, & 6.14 (e).

      (a) Valuation of Units. The Members agree that the value of the Company for the purposes of valuing the Units described in Sections 6.4, 6.5, 6.6, & 6.14 (e) herein shall be equal to ONE HUNDRED PERCENT (100%) of the Company's Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) for each of the five fiscal years ending after the effective date of the event giving rise to the valuation. The value of a Member's interest under Sections 6.4, 6.5, 6.6, & 6.14 (e) shall be the product of: (i) the Member's percentage holdings of Units as of the event giving rise to the valuation; and (ii) the value of the Company for each of the five fiscal years ending after the effective date of the event giving rise to the valuation. The value of the Member's Units for each fiscal year shall be determined by the Company's accountant.

      (b) Payment of the Purchase Price. The purchase price shall be paid by the transferee with an unsecured, non-negotiable promissory note payable in five annual installments, commencing on or before March 31st of the year following the effective date of the transfer, with interest at the prime rate published in the Wall Street Journal on the effective date of the transfer without prepayment penalties. If the Company is the transferee, the note shall contain a subordination clause subordinating the note to all other debts of the Company. At his, her or its sole option the transferee may pay all or part of the purchase price in cash at the time of the transfer. Notwithstanding the foregoing, the Transferor Member, or its successors and assigns, and the transferee may unanimously agree upon an alternative value for the Units and an alternative method of payment.

6.8 SURVIVAL OF LIABILITIES. No sale or other transfer of an Units, even if it results in the substitution of the transferee or assignee as a Member herein, shall release the transferor or assignor from those liabilities to the Company or the other Members which arose prior to such sale or assignment or which otherwise survive such sale or assignment as a matter of law.

6.9 NEGATIVE CAPITAL ACCOUNTS. If a Transferor Member has a negative Capital Account balance, the Transferor Member shall pay the Company the amount of the negative Capital Account balance as of the transfer date. If the Transferor Member shall fail to pay the negative Capital Account balance, the Company shall have the right to set-off or recoup any such amounts from any distributions due to, or from any amounts owed by the Company to, the Transferor Member, the transferee Member or the assignee.

6.10 LOANS AND PERSONAL GUARANTEES. Any loans owed by the Company to a transferor Member shall be paid in full at closing. On or before closing of any transaction pursuant to this Article 6, the transferee Member shall also be obligated to obtain a full release of the transferor Member (and the individual shareholder(s) or members of such Member) from all personal guarantees granted on behalf of the Company.

6.11 RIGHTS OF PERMITTED TRANSFEREES OR ASSIGNEES. A permitted transferee or assignee of a Member's Interest shall not become a Member without the Majority Vote of the Members and compliance with the provisions of Section
      3.2 of this Agreement. Any transferee or assignee of Units in the Company who is not admitted to membership in the Company shall not be entitled to vote, and shall not be entitled to participate in the management of the Company, or to have access to any records or communications of the Company or its Members, or to participate in any manner in the operation of the Company. He or she will, however, be bound by and subject to this Agreement and the terms and conditions of any other agreement pertaining to the restrictions on the transfer of an Interest in the Company.

6.12 SEVERABILITY. The parties agree that each term and condition contained in this Article 6 shall be liberally construed to give effect to the parties' intent and shall be considered severable; and if, for any reason, any provision or provisions, or portions thereof, herein contained are determined to be invalid, overbroad, or unenforceable for any reason, such provision shall be deemed modified to the extent required to render it valid, enforceable and binding, and such determination shall not affect the validity or enforceability of any other provision of this Agreement, In the event any provision of this Article 6 is held to be unenforceable or void for any reason, the remainder of the provisions of this Article shall be unaffected and shall remain in full force and effect in accordance with its terms.

6.13  SPECIFIC PERFORMANCE; ENFORCEMENT.

      (a) In addition to any other remedies provided for herein, in the event any transfer required under this Article 6 is not timely completed in accordance with the terms hereof, the Company and/or each non-defaulting Member may seek specific performance of the obligations of the defaulting party and may institute legal proceedings to enforce the obligations of the defaulting party and, if successful, the defaulting party shall be liable for all reasonable attorneys' fees and costs incurred by the non-defaulting party.

      (b) The Members hereby declare and agree that it is impossible to measure in money damages that which will accrue to the Company and its Members by reason of a failure of any Member hereto to perform any of the obligations under this Article 6. Therefore, if any party hereto or the personal representatives of a decedent shall institute any action or proceeding to enforce the provisions of this Article 6 by injunction (including the granting of a temporary restraining order), any Member against whom such action or proceeding is brought hereby waives the claim or defense therein that such Member or such personal representative has an adequate remedy at law, and such Member shall not urge in any such action or proceeding the claim or defense that such remedy at law exists.

      (c) The exclusive venue for any action brought to enforce the terms of this Article 6 shall be Lafayette Parish, Louisiana.

6.14  WITHDRAWAL OF A MEMBER

      (a) Voluntary Withdrawal. Any Member may withdraw from the Company at any time by providing ninety (90) days advance written notice to all other Members.

      (b) Involuntary Withdrawal. Any circumstance compelling the involuntary transfer of a Member's Interest, including, without limitation, service of any writ of seizure applicable to his Interest or adjudication of bankruptcy of a Member, shall be deemed a withdrawal by the Member affected thereby effective upon the service of the writ or notice of the adjudication.

      (c) Automatic Involuntary Withdrawal. In addition to the other events of withdrawal contained herein, a Member shall be deemed to have withdrawn from the Company effective on the date on which one of the following events occurs:

            (i) the individual Member, or an officer, director, shareholder or other equity holder of a corporate Member is convicted of a felony;

            (ii) the individual Member dies, is interdicted or determined to be incompetent; or

            (iii) the Member breaches this Agreement and fails to cure such breach within thirty (30) days of receipt of notice of such breach;

            (iv) the Member, or an officer, director, shareholder or other equity holder of a corporate Member is excluded or debarred from participation in the Medicare or Medicaid programs;

            (v) the Member sells or transfers, or attempts to sell or transfer of the Member's interest in the Company without compliance with the provisions of this Article 6; or

            (vi) the individual physician Member, or a physician officer, director, shareholder, member or other equity holder of a corporate Member fails to obtain, maintain, and exercise active medical staff privileges at the Company's long-term acute care hospital for any period exceeding thirty (30) days without the written consent of Manager.

      (d) Withdrawal from the Company, in and of itself, shall under no circumstances relieve the former Member of his, her or its obligations to: (i) make any additional capital contributions approved by the Members prior to the effective date of the former Member's withdrawal; or (ii) to fulfill his, her or its contractual obligations to the Company incurred or accrued prior to the effective date of the former Member's withdrawal. In either event, the Company shall have a right of set-off against any distribution due to a withdrawing former Member.

      (e) In the event of a voluntary withdrawal of a Member, if the Company is continued in accordance with the provisions of Section 7.1, the withdrawing Member shall receive:

            (i) the book value of the Member's Units as of the close of the Company's Fiscal Year immediately preceding the effective date of the withdrawal, less any negative Capital Account balance of the Member, if the Member has held the Units for less than one (1) year. The book value of the Interest shall be determined by the Company's public accountant, and the accountant's determination when rendered shall be conclusive amongst the parties. The Company shall pay the book value of the Units in the form of an unsecured, non-negotiable promissory note, containing a subordination clause subordinating the note to all other debts of the Company, which note shall be payable in five annual installments, commencing on or before March 31st of the year following the effective date of the withdrawal, with interest at the prime rate published in the Wall Street Journal on the effective date of the withdrawal without prepayment penalties. At the Company's sole option it may pay all or part of the book value for the Units in cash at the time of the transfer; or

            (ii)  the amount set forth in, and payable in accordance with,
                  Section 6.7 above if the Member has held the Units for one (1) year or longer.

      (f) In the event of a voluntary withdrawal of a Member, if the Company is not continued in accordance with the provisions of Section 7.1, the Company shall be liquidated and dissolved according to the provisions of Article 7.

6.15  CONVERSION OPTION

      In the event that LHC Group, LLC ("Manager") undertakes an initial public offering or is acquired by a publically traded company ("Conversion Event"), each Member shall have the option to exchange his/her/its holdings of Units in the Company to Units of Manager in accordance with the following terms:

      (a) Manager shall provide thirty (30) days written notice to the Members of the scheduled occurrence of a Conversion Event, and that the Members are eligible to exercise the option provided herein. Each Member may notify Manager of his/her/its intention to exercise the Conversion Option at any time following the Conversion Event.

      (b) In the event that any Member exercises the conversion option, the Member shall have the right to exchange the Units in the Company for Manager Units in accordance with the following formula:

            The number of Units of Manager due each exercising Member shall be the product of (i) the exercising Member's Membership Interest in the Company; (ii) the total issued and outstanding Units of Manager as of the date of the notice and (iii) a fraction, the numerator of which is the Company's EBITDA and denominator of which is Manager's EBITDA.

      The exercising Member's Membership Interest in the Company shall be determined in accordance with Section 5.1 (b). The Company's and Manager's EBITDA shall be determined as the Earnings Before Interest Taxes and Depreciation from the Company's financial statements and Manager's consolidated financial statements for the fiscal year ending prior to the effective date of the exercise of the Conversion Option.

      For the purposes of illustration, the following example of how the number of Units to be converted will be calculated is provided:

               EBITDA                     ISSUED        MEMBER'S    CONVERTED
               I2-31-200X    PROPORTION   UNITS         HOLDINGS    UNITS

COMPANY        $ 1,285,000   = 0.0767  X   8,350,000  X 0.1%    =   640.5 UNITS
               -----------                                         -----------
LHC GROUP      $16,751,000

      The parties understand that the foregoing example is for purposes of illustration only and is not indicative of current or future operations or performance of the Company.

      (c) Manager shall issue the Units in Manager to the exercising Members within thirty (30) days of its receipt of notice of the exercise. As a conditions precedent to the issuance of the Units by Manager, the exercising Members will: (i) execute a written consent to the Conversion Event if the option is exercised before the Conversion Event; and (ii) execute a counterpart to Manager's Operating Agreement as in effect on the date of the exercise of the option. The Manager

            Units issued to the exercising Members shall be subject to all terms, conditions and restrictions contained in Manager's Operating Agreement.

      (d) The exercising Members shall be bound by the terms and conditions of the Conversion Event in respect to the Units issued to them by Manager.

      (e) The parties acknowledge and agree that it is their intention for this Conversion Option to exchange Units to operate only so long as the Conversion Event actually occurs and closes. In the event that the Conversion Event does not occur as scheduled, the exchange performed under the option shall automatically and immediately be rescinded, without any requirement of notice by either party, and the exercising Members shall surrender any Units in Manager received by them, and shall receive the Company's Units they tendered for exchange.

      (f) In addition to the other terms and conditions governing the Conversion Option, the Members shall be subject to an additional condition precedent to the Conversion Option in that the exercise of the Conversion Option shall only be available so long as following the conversion, the Manager's Units fully comply with the requirements of Section 1877(c) of the Social Security Act providing an exception for ownership in certain publicly-traded securities as more fully detailed in 42 CFR 411.356. As of the Effective Date of this Agreement the requirements to qualify for the exception include:

            (1) The securities must be securities that may be purchased on terms generally available to the public following the public offering;

            (2) The securities must be listed on the New York Stock Exchange, the American Stock Exchange, or any regional exchange in which quotations are published on a daily basis, or be foreign securities listed on comparable exchanges or traded under the National Association of Securities Dealers automated quotation system; and

            (3) The ownership must be in a corporation that had shareholder equity exceeding $75 million at the end of the corporation's most recent fiscal year or on average during the previous three fiscal years.

            Note that these requirements are subject to change without advance notice upon enactment of new legislation by Congress or the publication of regulations amending the requirements of the exception by the Centers for Medicare and Medicaid Services or other governmental agencies.

6.16  REDEMPTION OF UNITS FOLLOWING PUBLIC OFFERING

      Following a public offering by LHC Group, LLC ("Manager"), each Member who does not exercise the Conversion Option contained in Section 6.15 shall have the option to sell his/her/its holdings of Units in the Company to Manager ("Redemption Option") in accordance with the following terms:

      (a) At any time following thirty (30) days after a public offering, each Member may notify Manager of his/her/its intention to exercise the Redemption Option.

      (b) In the event that any Member exercises the Redemption Option, the Member shall have the right to sell his holdings of Units in the Company to Manager in accordance with the following formula:

            The sales price due each exercising Member shall be the product of
            (i) the exercising Member's potential holdings of Units in the Manager calculated as if the Conversion Option set forth in Section
            6.15 had been exercised; and (ii) the average closing price of Manager's Units or shares for the 30 days preceding the date of the Member's exercise of the Redemption Option.

      For the purposes of illustration, the following example of how the number of Units to be converted will be calculated is provided:

             EBITDA                      ISSUED       MEMBER'S      CONVERTED
             12-31-200X    PROPORTION    UNITS        HOLDINGS      UNITS

COMPANY      $ 1,285,000  = 0.0767   X   8,350,000  X 0.1%      =   640.5
             -----------
LHC GROUP    $16,751,000

             CONVERSION            30 DAY AVE.       PROCEEDS
             OPTION UNITS          CLOSING PRICE

             640.5         X        $28.50        =  $18.254

      The parties understand that the foregoing example is for purposes of illustration only and is not indicative of current or future operations or performance of the Company.

      (c) Manager shall close the Redemption Option within thirty (30) days of its receipt of notice of the exercise.

                                    ARTICLE 7

                          DISSOLUTION AND LIQUIDATION

7.1   DISSOLUTION

      Subject to the remaining terms of this Agreement the Company shall be dissolved upon the occurrence of any one of the circumstances hereinafter set forth:

      (1)   upon the expiration of the term of the Company; or

      (2)   upon approval by a Majority Vote; or

      (3) Upon the death, interdiction, withdrawal, bankruptcy, liquidation or dissolution of a Member or the occurrence of any other event which terminates the continued membership of a Member in the Company, however, such event shall not cause a dissolution of the Company if within ninety (90) days after such event, the Company is continued by the unanimous vote of the remaining Members; or

      (4) Upon the termination of this Agreement and the failure of the Members to immediately enter into a new a agreement.

7.2   DISSOLUTION FOR NON-COMPLIANCE WITH LAW.

      The parties hereto acknowledge and agree that the terms and conditions of this Agreement and the anticipated conduct of the parties hereunder are intended to satisfy all state and federal laws and regulations related to healthcare fraud and abuse and self-referral of patients, including, without limitation, 42 U.S.C. Section.1320-7b; 42 U.S.C.

      Section 1395nn, and La. R.S. 37:1744 and 1745. Should any change in state or federal laws or regulations occur during the term of this Agreement rendering any term or provision of this Agreement invalid, or should the parties determine that this Agreement or the Members' participation in the Company result in a violation of any such laws or regulations, the parties agree that this Agreement shall be amended within thirty (30) days of such change or determination. If the parties are unable to agree to such modification or amendment during the said thirty (30) days, the parties hereby agree that the Company shall be dissolved as provided hereunder.

7.3   LIQUIDATION

      Upon dissolution of the Company, if the Company is not continued, the Members shall proceed diligently to finalize the affairs of the Company and distribute its assets in accordance with the provisions of Section
      7.5. During this period, the Members shall continue to operate and otherwise deal with Properties of the Company, consistent with the liquidation thereof, but shall have no further power or authority to bind the Company except to sell or distribute its assets and wind up its affairs in compliance herewith.

7.4   FINAL ACCOUNTING

      Upon dissolution of the Company, the Members shall cause the Company's accountant to make, at the Company's expense, a full and proper accounting of the assets, liabilities, operations and Capital Accounts of the Company as of and through the last day of the month in which the dissolution occurs.

7.5   LIQUIDATION DISTRIBUTIONS

      As expeditiously as possible after the dissolution of the Company, the Members shall cause the debts and obligations of the Company to be paid and discharged, including payment or offset of all obligations owed to Members by the Company and all obligations of Members owed to the Company. Thereafter, the remaining assets shall be distributed to the Members in amounts proportionate to the Members' Units as determined on the date of the distribution.

7.6   RETURN OF CONTRIBUTION NONRECOURSE TO OTHER MEMBERS.

      Except as provided by law or as expressly provided in this Operating Agreement, upon dissolution, each Member shall look solely to the assets of the Company for the return of the Member's Capital Account. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Account of one or more Members, including, without limitation, all or any part of that Capital Account attributable to Capital Contributions, then such Member or Members shall have no recourse against any other Member.

                                    ARTICLE 8

                               BOOKS AND RECORDS

8.1   ACCOUNTING PERIOD.

      The Company's accounting period shall be the Fiscal Year which shall begin on January 1st of each year.

8.2   RECORDS AND REPORTS.

      At the expense of the Company, the Company shall maintain complete and accurate books, records and accounts of all operations and expenditures of the Company. The Company shall keep at its principal place of business the books of the Company which shall contain a list showing the names and addresses of the Members as of a reasonably current date and the extent of their interest in the Company. Each Member, and their duly authorized representatives, shall have the right at reasonable times to examine the books of the Company, including such list of names and addresses, and other reasonably available records and information concerning the operation of the Company and to make copies thereof at the expense of such Members, but only upon such Member's written request.

8.3   TAX RETURNS.

      The Company shall prepare and timely file all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members upon request within a reasonable time after the end of the Company's fiscal year.

8.4   AUDIT.

      At the request of a Majority Vote of the Members, the books of the Company shall be audited annually at the expense of the Company by an independent public accounting firm selected by the Manager.

8.5   ANNUAL REPORTS.

      Within the following time periods after the close of each fiscal year, the Company shall deliver to each Member the following:

      (a) Within one hundred twenty (120) days after the end of such fiscal year, financial statements of the Company for such year, including a balance sheet, a profit and loss statement, a statement of Members' equity and changes in financial position, such statements (i) to be prepared in accordance with generally accepted accounting principles and (ii) to include a summary itemization, by classification, of the compensation and reimbursement paid by the Company, directly or indirectly, to all Members.

      (b) Within sixty (60) days after the close of such fiscal year, a report providing such tax information as maybe reasonably required by each Member for federal and state income tax reporting purposes.

8.6   ACCRUAL BASIS OF ACCOUNTING.

      The Parties agree that the financial records of the Company shall be kept by the accrual method and in accordance with Medicare principles of cost reimbursement.

8.7   ACCOUNTING DETERMINATIONS FINAL.

      Any determinations, reports, recommendations, tax reports, cost reports, and financial statements provided to the Members by the Company's accountant shall be considered adopted and approved upon approval by the Members. No Member shall have the right to challenge any such determinations, reports, recommendations, tax reports, cost reports, and financial statements after the date on which the same were approved by the Members.

                                    ARTICLE 9

              CONFIDENTIALITY; NON-DISCLOSURE NON-SOLICITATION AND
                                 NON-COMPETITION

9.1   CONFIDENTIALITY AND NON-DISCLOSURE.

      The Members acknowledge that each party to this Agreement has strategies, trade secrets, manuals, documents and methods of operation that are proprietary in nature and are implemented through the use of proprietary and confidential policy and procedures. The Members agree not to use for their own benefit or to disclose or otherwise reveal any of the foregoing proprietary and confidential information or materials to any person, either directly or indirectly, whether or not for compensation or other remuneration, except in the ordinary course of business while performing duties on behalf of the Company. The obligation of confidentiality and non-disclosure shall survive the termination of this Agreement for an indeterminate time.

9.2   NON-DISCLOSURE.

      Each Member acknowledges that it will have access to certain confidential information, trade secrets and proprietary information which is exclusively the property of another Member or the Manager; including, without limitation, documents, recordings, photographs, policies, procedures, forms, patient/customer/client lists, public relations and employee training materials. Each party agrees that Manager's Service Value Points (SVP(R)) system and its Lifeline(R) system are proprietary trade secrets of Manager and which are subject to this Agreement. Each Member agrees that it will not, for so long as it is a Member and for a period of two (2) years following its voluntary or involuntary withdrawal, disclose to any third party, or appropriate for their own use or for the use of any third person, the other Member's or Manager's confidential information, trade secrets or proprietary information.

9.3   NON-SOLICITATION.

      Each Member agrees that it shall not induce or attempt to influence any employee of the Company to terminate employment with such Member within the Service Area while this Agreement is in effect.

9.4   NON-COMPETITION.

      Each Member agrees that for so long as it is a Member of the Company, the Member shall not own, control, manage, have a business interest in, or be financially interested in a Medicare certified long-term acute care hospital competing with the Company in providing hospital services within the Service Area without the Majority Vote of the Members, PROVIDED, HOWEVER, that such restriction shall not apply to services provided in the Service Area by subsidiaries and Affiliates of Louisiana Health Care Group, LLC.

9.5   INJUNCTIVE RELIEF.

      Each Member acknowledges that in the event of any breach of this Article 9, the other parties remedies at law would be inadequate and therefore any affected party shall be entitled to obtain relief by injunction to prevent competition, solicitation or disclosure by the Member or Manager without the need to prove irreparable harm. The affected Member's or Manager's remedies, in any event, shall be cumulative of any and all other remedies available pursuant to Louisiana law.

9.6 Notwithstanding any other provision of this Agreement, if a court of competent jurisdiction should hold that the duration or scope (geographic or otherwise) of the covenants contained in this Article 9 are unreasonable or unenforceable, then, to the extent permitted by law, the court may prescribe a duration and/or scope (geographic or otherwise) that is reasonable and judicially enforceable. Nothing herein stated shall be construed as prohibiting a Member from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of damages from any breaching Member.

                                   ARTICLE 10

                            MISCELLANEOUS PROVISIONS

10.1  FISCAL YEAR

      The Fiscal Year of the Company shall begin on January 1st of each year.

10.2  PARTNERSHIP TAXATION

      Neither the Company nor any Manager or Member may make an election for the company to be excluded from the application of the provisions of Subchapter K of the Code or any similar provisions of applicable state law. The Members intend that the Company not be a partnership or joint venture, and that no Member or Manager be a partner of or joint venturer with any other Member or Manager, for any purpose other than federal and state tax purposes, and this Agreement may not be construed to suggest otherwise. The provisions of Section 5.1(b) herein respecting the allocation of Units shall control the allocation of income, loss and tax items derived from the Company's operations.

10.3  NO PARTNERSHIP INTENDED FOR NON-TAX PURPOSES.

      The Members have formed the Company under the Act, and expressly disavow any intention to form a joint venture, a partnership or a partnership in commendam (or limited partnership) under Louisiana law, or laws of any other state. The Members do not intend to be partners one to another or partners as to any third party. To the extent any Member, by word or action, represents to another person that any other Member is a partner or that the Company is a partnership, the Member making such wrongful representation shall be liable to any other Member who incurs personal liability by reason of such wrongful representation.

10.4  NOTICES

      All communication or notices required or permitted to be given under this Agreement shall be in writing, and any communication or notice shall be deemed to have been duly made upon receipt by mail, or by facsimile transmission receipt of which has been duly substantiated. Any written notice sent certified mail to the address of record of the recipient which is returned by the post office as unclaimed or undeliverable for any reason shall be deemed to have been received. A party may, by written notice so delivered to the Company, change the address to which communications or written notices shall be made under this Agreement.

10.5  AMENDMENTS

      This Agreement may be amended only in writing approved by a Majority Vote.

10.6  EXECUTION

      This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, and each of which shall become effective when one or more counterparts have been executed by each of the parties hereto and delivered to the Company and the other parties. The Members each agree to cooperate, and to execute and deliver in a timely fashion any and all additional documents necessary to effectuate the purposes of the Company and this Operating Agreement.

10.7  APPLICABLE LAW

      This Agreement shall be governed by an construed and enforced in accordance with the laws of the State of Louisiana.

10.8  SUCCESSORS OR ASSIGNS

      The obligations herein undertaken and the rights herein conferred shall be binding upon and inure to the benefit of the parties, and, where applicable, their successors and assigns. None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditors of the Company or by any Person not a party hereto. This Agreement is entered into solely to benefit the Company and its subscribing Members, and is not entered into or intended for the benefit of any third persons. The Parties agree that this Agreement shall not be construed as a stipulation pour autrui or a third party beneficiary contract.

10.9  REFERENCES

      (a) Any reference in this Agreement to an Article, Section, or Subsection shall be deemed to refer to the applicable Article, Section or Subsection of this Agreement unless otherwise stated herein.

      (b) Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the Person may in the context require.

10.10 EFFECTIVE DATE

      This Agreement shall be deemed effective as of the date of the Company's filing of the Articles of Organization with the Louisiana Secretary of State.

10.11 CONFLICTING PROVISIONS; CONFLICTS WITH OTHER AGREEMENTS

      (a) In the event that any provisions contained herein conflict, the conflicting provision appearing first in the document shall prevail. In the event of any conflict between the terms of this Agreement and other permitted agreements by and between the parties hereto related to the purposes of the company, this Agreement shall prevail.

      (b) The Company may acquire or enter into one or more written consulting agreements or employment agreements with Members or affiliates of Members. To the extent such arrangements are in writing and approved or authorized by the Majority Vote of the Members, and subject to
            Section 4.23 herein, such services may be compensated as provided in said agreements and shall be deemed to be separate from those services which the Member will provide to the Company as a capital contribution pursuant to Section 5.1 (a) herein.

10.12 No ACTION FOR PARTITION.

      No Member shall have any right to maintain any action for partition with respect to the property of the Company.

10.13 INVALIDITY.

      The invalidity or unenforceability of any particular provision of this Operating Agreement shall not affect the other provisions hereof, and the Operating Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted. If any particular provision herein is construed to be in conflict with the provisions of the Act, the provisions of this Operating Agreement shall control to the fullest extent permitted by applicable law. Any provision found to be invalid or unenforceable shall not affect or invalidate the other provisions hereof, and this Operating Agreement shall be construed in all respects as if such conflicting provision were omitted.

10.14 DETERMINATION OF MATTERS NOT PROVIDED FOR IN THIS OPERATING AGREEMENT.

      The Members shall decide any questions arising with respect to the Company and this Operating Agreement which are not specifically or expressly provided for in this Operating Agreement.

                                   ARTICLE 11

                          INDEMNIFICATION OF ORGANIZER

11.1  INDEMNIFICATION OF ORGANIZER(S)

      The Company shall indemnify the organizer(s) of the Company, to the fullest extent permitted by law, make advances for expenses to him/her/it arising from any loss, cost, expense, damage, claim or demand, in connection with his/her/its actions and omissions respecting the organization of the Company, or his/her/its participation in the management, business and affairs of the Company prior to execution of this Operating Agreement, or his/her/its activities on behalf of the Company.

                    Signatures Appear on Next Pages Following

      THUS DONE AND SIGNED, in multiple originals, in the city of Lafayette, Louisiana effective as of the day and in the month and year first above written.

                                             LOUISIANA HEALTH CARE GROUP,LLC
                                             Member

                                             BY: LHC GROUP, LLC, Manager

                                             By: /s/ Keith G. Myers
                                                 -------------------------------
                                                 Keith G. Myers, Manager

                                             LHC GROUP, LLC, Manager

                                             By: /s/ Keith G. Myers
                                                 -------------------------------
                                                 Keith G. Myers, Manager

      THUS DONE AND SIGNED, in multiple originals, in the city of Lafayette, Lafayette Parish, Louisiana, effective as of the day and in the month and year first above written.

                                             ___________________________________
                                             Name:

                     ST. LANDRY EXTENDED CARE HOSPITAL, LLC

MEMBERSHIP SCHEDULE
as of: April 15, 2004

UNITS

Certificate    Percent    Units                 Member                     Date Issued
-----------    -------    ------     -------------------------------      --------------
1              100.00%    95,000     Louisiana Health Care Group,LLC      April 10, 2002

               100.00%    95,000     ISSUED UNITS

      THUS DONE AND SIGNED, in multiple originals, in the city of Lafayette, Lafayette Parish, Louisiana on the day and in the month and year first above written.

LHC GROUP , LLC                            BETA HOMECARE, INC.
Manager                                    Member

BY:                                        BY:/s/ Christopher Baggett
    ---------------------------               ---------------------------------
    Keith G. Myers, Manager                   Christopher Baggett , President

                                           LOUISIANA HEALTH CARE
                                           GROUP, LLC
                                           Member

                                           BY: LHC GROUP , LLC, Manager

                                           BY:
                                               --------------------------------
                                               Keith G. Myers, Manager